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Manulife Financial Corporation

**Second Quarter Report to Shareholders**

Six months ended June 30, 2012

125 YEARS

## Insurance Sales[1,2]

Canadian $ in millions

Asia
Canada
U.S.
623
645
648
823
1,001
342
297
352
365
422
152
157
132
318
447
129
191
156
140
132
2Q11
3Q11
4Q11
1Q12
2Q12

- 2Q12 insurance sales were $1,001 million, up 55% versus 2Q11:
  - Asia Division delivered record insurance sales of US$417 million, up 17% vs. 2Q11
  - Canadian Division reported insurance sales increase of almost 200% driven by record Group Benefits sales
  - U.S. Division insurance sales were down 2% but JH Life sales increased by 17% as new product portfolio continues to gain traction

## Wealth Sales[1,2]

Canadian $ in millions

Asia
Canada
U.S.
8,964
7,839
8,141
8,724
8,548
1,298
900
939
1,094
1,398
2,783
2,419
2,624
2,796
2,440
4,883
4,520
4,578
4,834
4,710
2Q11
3Q11
4Q11
1Q12
2Q12

- 2Q12 wealth sales were $8.5 billion, down 7% versus 2Q11:
  - Asia wealth sales of US$1.4 billion were up 3% from prior year
  - Canada wealth sales declined 12% as mutual fund sales were negatively impacted by equity market declines and competitive environment
  - U.S. wealth sales were down 8%, but positive net mutual fund flows of US$771 million compared favourably with industry's net redemptions

## Regulatory Capital Position (MLI)

Minimum Continuing Capital and Surplus Requirements (MCCSR) Ratio (%)

241
219
216
225
213
2Q11
3Q11
4Q11
1Q12
2Q12

- MLI ended 2Q12 with an MCCSR ratio of 213%, down 12 points from 1Q12 due to:
  - Net Capital redemption: (6) pts
  - Reported loss & dividends: (5) pts
  - Growth in required capital: (4) pts
  - Reinsurance agreements: +3 pts

## Diversified High Quality Asset Mix

Total Invested Assets of Canadian $227.9 billion

Fixed Income
Non-Fixed Income
Private Placement Debt 9%
Securitized MBS/ABS 2%
Mortgages 15%
Cash & Short-Term Securities 6%
Policy Loans 3%
Bank Loans 1%
Stocks 4%
Government Bonds 25%
Corporate Bonds 26%
Real Estate 4%
Other 5%

- Diversified, high quality portfolio:
  - 87% of the total portfolio is Fixed Income, of which 96% is Investment Grade
  - 13% is Non-Fixed Income, well diversified by asset class and geography; majority of alternative assets are managed in-house

## Equity Market Sensitivity[3]

Canadian $ in millions

Assuming 80% hedge asset offset
Assuming 100% hedge asset offset
(590)
(870)
(780)
(580)
(670)
(490)
(680)
(600)
(430)
(490)
2Q11
3Q11
4Q11
1Q12
2Q12

- Estimated impact of 10% equity market decline:
  - Range of $(490) to $(670) million to earnings
  - (6) pts to MLI's MCCSR
- 65% - 74% of underlying earnings sensitivity to equity market changes now hedged:
  - Close to our goal to hedge 75% by year end 2014

## Interest Rate Sensitivity[3]

Canadian $ in billions

2Q11
3Q11
4Q11
1Q12
2Q12

- Estimated impact of 1% parallel decline in interest rates (excluding AFS bond offset):
  - $(300) million impact to earnings
  - (13) points impact to MLI's MCCSR
- Ahead of our 2014 goal for reducing interest rate sensitivity to $1.1 billion
- Interest rate sensitivity may increase after the 3Q12 basis change

 Manulife Financial Corporation – Second Quarter 2012

MESSAGE TO SHAREHOLDERS

While volatile equity markets and lower interest rates took their toll in the second quarter, we made substantive progress against our strategic priorities, delivered excellent operating results and prudently managed our capital and financial position. Across our Company, we are seeing evidence that our long-term growth strategy is producing results.

Despite the difficult economic environment, our businesses performed well during the second quarter and generated strong new business embedded value. We delivered robust growth in insurance sales, improved our product mix, and increased pricing on a number of products.

Notably, in a number of our Asian territories, we achieved record insurance sales, with many showing year-over-year double-digit growth. We continued to execute on our strategy to diversify our distribution channels, with particularly strong results through the managing general agent channel in Japan and Bank Danamon in Indonesia. And while the poor macro-economic environment put pressure on wealth management sales in North America and asset values, we reported another all-time record $514 billion funds under management.

In the second quarter of 2012, Manulife Financial reported a net loss attributed to shareholders of $300 million, reflecting the challenging equity markets and interest rate environment. For the quarter, the fully diluted loss per common share excluding convertible instruments was $0.18 and return on common shareholders equity was negative 5.8 per cent. Year-to-date, our net income attributed to shareholders was $906 million. Excluding the direct impact of equity markets and interest rates, our net income for the first half of 2012 was $1,558 million.

We are pleased that our variable annuity hedging program offset 88 per cent of the negative market impacts in the quarter and was essentially fully effective for the first half of the year. We remain ahead of our timetable on hedging and have reduced our earnings sensitivity to interest rates. We ended the second quarter with reduced leverage and a capital ratio of 213 per cent for The Manufacturers Life Insurance Company.  This position is further supported by our de-risking activities.

On the other hand, we need to remind investors of the third quarter basis changes and of the impact of the continued macro-economic headwinds on our 2015 objectives.

We will be completing our annual review of actuarial methods and assumptions in the third quarter of 2012. While we cannot currently quantify the likely impact, the high end of the range of potential outcomes, based on our preliminary work, is currently in the order of $1 billion. Most of the impact relates to products and businesses that are not a substantial part of our go-forward new business plans. The ultimate outcome will also be impacted by market conditions at the end of the third quarter.

Due to the unfavourable economic conditions we increasingly view our goal of $4 billion in earnings in 2015 as a stretch target. With that in mind, it is all the more important that we remain focused on the efficiency and effectiveness of our business and protecting margins.

In the face of a demanding economic environment, Manulife’s businesses are clearly showing resilience and the capacity to grow. We are moving in the right direction and taking strategic steps toward long term growth.

Donald A. Guloien
President and Chief Executive Officer

 Manulife Financial Corporation – Second Quarter 2012

SALES AND BUSINESS GROWTH

Asia Division

It is gratifying to achieve record sales results this quarter, but we are even prouder of the emergence of green shoots from the seeds we planted for our future. We successfully hired the team and built the systems needed for the July 1st launch of our partnership with Bank Danamon, and we opened operations in our eleventh territory in Asia, Cambodia.

Asia Division posted record Insurance sales1 of US$417 million for the second quarter of 2012, an increase of 17 per cent2 over the second quarter of 2011.

•
Record Hong Kong insurance sales of US$81 million were up 62 per cent over the second quarter of 2011 and benefited from strong sales of our whole life par product prior to price increases effective in June 2012.

•
Insurance sales in Other Asia (Asia other than Hong Kong and Japan), were US$98 million, 19 per cent higher than the second quarter of 2011.  Record sales in Indonesia were driven by growth in our bancassurance channel, particularly sales from Bank Danamon. In Vietnam, our growth momentum continued with sales up 26 per cent over the same quarter of the prior year.

•
Record Japan insurance sales of US$238 million were seven per cent higher than the second quarter of 2011.  We continue to see strong growth in sales through the managing general agent (MGA) channel, which now represents about three quarters of our insurance sales in Japan. In addition to strong cancer product sales in the second quarter, we also had significant sales of our increasing term product.

Second quarter 2012 wealth sales of US$1.4 billion were three per cent higher than the second quarter of 2011.

•	Japan sales of US$373 million were more than double the second quarter of 2011 driven by continued strong growth of foreign currency fixed annuity sales through the bank channel.

•
Wealth sales in Other Asia were US$849 million, eight per cent lower than the second quarter of 2011. Year over year growth in Taiwan and the Philippines was more than offset by a decline in Manulife TEDA, where second quarter sales were negatively impacted by market volatility.

•	Hong Kong sales of US$162 million were 36 per cent lower than the second quarter of 2011 as the business continued to be impacted by volatile markets.

We continued to successfully execute our Asian growth strategy of building distribution capacity in both the agency and bank channels.  Distribution highlights include:

•
Insurance sales through the bank channel were triple the second quarter 2011 levels in Hong Kong and in Indonesia. In Indonesia, insurance sales through Bank Danamon grew by 40 per cent compared with the first quarter of 2012 as we continued to build momentum ahead of the July 1, 2012 start of our exclusive partnership with Bank Danamon.

•	At June 30, 2012, we had over 50,000 agents, an increase of 14 per cent over the June 30, 2011 level. Seven of ten territories reported double digit growth compared to June 30, 2011.

Canadian Division

We are very pleased with the strong sales performance in both Group Benefits and Group Retirement Solutions to date this year. In addition, second quarter travel sales were up almost 50 per cent year over year and Individual Insurance continued to drive our desired shift in mix of business. Mutual fund sales continued to be challenged by the unsettled conditions affecting the entire mutual fund industry as a result of persistent volatility in equity markets and interest rates. Our focus on further building our mutual fund franchise was rewarded by the addition of seven more Manulife Mutual Funds to the recommended lists of our broker-dealer distribution partners during the quarter.

According to the most recently published industry information, both Group Benefits and Group Retirement Solutions (GRS) led the market in sales in the first quarter of 20123. Group Benefits continued its strong momentum with record sales of $374 million in the second quarter, while GRS’ second quarter sales of $99 million declined relative to the strong first quarter of 2012 and to the second quarter of 2011, reflecting normal variability of sales in the group market.

Individual Insurance sales continued to align with our strategy to reduce new business risk, with a significantly lower proportion of sales with guaranteed long duration features compared with one year ago. In recognition of the additional declines in interest rates during the year, we introduced further price increases for long duration products in June 2012. Second quarter sales of recurring premium business of $68 million were marginally above second quarter 2011 levels. Single premium sales of $56 million rose 30 per cent from the second quarter of 2011, driven by expanded distribution of travel insurance.

Individual Wealth Management sales of $2.3 billion increased five per cent from the first quarter of 2012 and were nine per cent below the same period of 2011. Contributing to the decline were the continuing unsettled market conditions due to persistent equity market volatility and low interest rates.  As at

1	This item is a non-GAAP measure. See “Performance and non-GAAP Measures” below.

2
Sales, premiums and deposits and funds under management growth (decline) rates are quoted on a constant currency basis. Constant currency is a non-GAAP measure. See “Performance and Non-GAAP Measures” below

3	Based on quarterly LIMRA industry sales report as at March 31, 2012.

 Manulife Financial Corporation – Second Quarter 2012

June 30, 2012, Manulife Bank achieved record assets of over $21 billion. New lending volumes for the quarter increased by nine per cent from second quarter 2011 levels to a near-record $1.3 billion.

Manulife Mutual Funds’ (MMF) assets under management (AUM) of $18.7 billion at June 30, 2012 increased by three per cent compared with June 30, 2011, while industry AUM remained essentially unchanged4.   MMF sales in the second quarter were $382 million, a decline of 45 per cent from the record levels reported in the second quarter of 2011, which included $100 million in deposits to a closed end fund. Euro zone market volatility and the resulting decline in Canadian equity markets impacted investor confidence and industry net sales4 were down 35 per cent in the second quarter compared with the second quarter of 2011. MMF net sales also declined, but more moderately than the industry average.

Sales of segregated fund products were $563 million in the second quarter, modestly below the same period last year. Fixed rate product sales continued at lower levels, reflecting the continued low interest rate environment.

U.S. Division

We are pleased with the traction we have been able to achieve in our Retirement Plan Services business.  This resulted in record second quarter sales results.  Across all businesses, we continue to focus on developing products with reduced risk and higher margins.  In the Long-Term Care business, we are launching a new product that passes investment results to the consumer resulting in reduced risk for the Company and the potential for increased benefits to the customer. Life insurance sales increased 17 per cent over the same quarter of the prior year driven by sales of products with reduced risk and higher return potential.

Wealth management sales (excluding Variable Annuities) were US$4.4 billion, a decrease of four per cent from the same quarter of the prior year with decreased Mutual Fund sales partially offset by strong sales in John Hancock Retirement Plan Services (“JH RPS”). Excluding the impact of the second quarter 2011 closed end fund IPO in John Hancock Mutual Funds, Wealth Management sales (excluding Variable Annuities) increased three per cent compared with the same quarter of the prior year.

•
JH RPS sales of US$1.2 billion were a record second quarter result and represented an increase of 21 per cent compared with the same quarter of the prior year.  Our continued focus on delivering value to 401(k) plan sponsors and their participants through high quality investments and ease of doing business along with improved penetration of top distributors were the key drivers to our sales success.

•
John Hancock Mutual Funds (“JH Funds”) had funds under management as of June 30, 2012 of US$38 billion, a three per cent increase from June 30, 2011, primarily due to positive net sales. Second quarter sales decreased nine per cent to US$3.1 billion compared with the same quarter of the prior year. Excluding the second quarter 2011 closed end IPO offering, sales were flat compared with the same quarter of the prior year.  Industry sales of equity based funds, where John Hancock has its strongest presence, continued to be challenged with consumers preferring lower risk fixed income funds.  JH Funds experienced positive net sales5 in the non-proprietary market segment, while the overall industry incurred net redemptions year-to-date through June 2012 As of June 30, 2012, JH Funds offered 20 Four- or Five-Star Morningstar6 rated equity and fixed income mutual funds.

•
The John Hancock Lifestyle and Target Date portfolios offered through our mutual fund, 401(k), variable annuity and variable life products had assets under management of US$75.7 billion as of June 30, 2012, a one per cent increase over June 30, 2011. Lifestyle and Target Date portfolios offered through our 401(k) products continued to be the most attractive offerings, with US$2.1 billion or 68 per cent of premiums and deposits7 in the second quarter of 2012, an increase of 16 per cent over premiums and deposits for these portfolios for the same quarter of the prior year.  As of June 30, 2012, John Hancock was the third largest manager in the U.S. of assets for Lifestyle and Target Date funds offered through retail mutual funds and variable insurance products8.

•
John Hancock Annuities (“JH Annuities”) sales declined consistent with expectations reflecting the continued low interest rate environment and the actions taken to de-risk products. Variable annuity sales in the second quarter were US$309 million, more than 40 per cent lower than the second quarter of 2011 and approximately two thirds of the sales related to new deposits on in-force policies. We also entered into a reinsurance agreement, effective April 1, 2012, to coinsure 67 per cent of our fixed deferred annuity business. The ceding premium of US$5.4 billion included the transfer of cash and invested assets and the transaction also resulted in the recognition of a reinsurance asset of US$5.4 billion.

Insurance sales in the U.S. for the second quarter declined two per cent compared with the same period of the prior year but with a more favourable mix of business. New products with favourable risk characteristics contributed positively to the results and the businesses continued to execute on strategies to reduce risk and raise margins including price increases. Highlights include:

4	Based on reporting from the Investment Funds Institute of Canada (IFIC) as at June 30, 2012

5
Source: Strategic Insight SIMFUND. Net sales (net new flows) is calculated using retail long-term open end mutual funds for managers in the non proprietary channel. Figures exclude money market and 529 share classes.

6
For each fund with at least a 3-year history, Morningstar calculates a Morningstar Rating based on a Morningstar Risk-Adjusted Return that accounts for variation in a fund’s monthly performance (including effects of sales charges, loads and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category, the next 22.5%, 35%, 22.5% and bottom 10% receive 5, 4, 3, 2 or 1 star, respectively. The Overall Morningstar Rating for a fund is derived from a weighted average of the performance associated with its 3-, 5- and 10 year (if applicable) Morningstar Rating metrics. Past performance is no guarantee of future results. The overall rating includes the effects of sales charges, loads and redemption fees, while the load-waived does not. Load-waived rating for Class A shares should only be considered by investors who are not subject to a front-end sales charge.

7	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

8	Source: Strategic Insight. Includes Lifestyle and Lifecycle (Target Date) mutual fund assets and fund-of-funds variable insurance product assets (variable annuity and variable life).

 Manulife Financial Corporation – Second Quarter 2012

•
John Hancock Life (“JH Life”) sales were up 17 per cent over second quarter 2011. Newly launched products continue to contribute to the sales success, as Protection UL sales were almost one third higher than the same period in the prior year.

•
John Hancock Long-Term Care (“JH LTC”) sales of US$13 million in the second quarter declined 58 per cent compared with the same period of 2011.  Excluding the Federal plan sales, JH LTC sales declined by 39 per cent, reflecting the impact of new business price increases implemented in 2011. An updated product will be introduced in the third quarter that passes investment performance results to the customer resulting in reduced risk to the Company with upside potential to the consumer.

Manulife Asset Management

Assets managed by Manulife Asset Management grew by $8.4 billion to $187.0 billion and, including assets managed for Manulife’s general account, total assets under management increased by $13.1 billion to $222.1 billion as at June 30, 2012 compared with June 30, 2011.

At June 30, 2012, Manulife Asset Management had a total of 63 Four- and Five-Star Morningstar rated funds. This represents an increase of five from December 31, 2011.

 Manulife Financial Corporation – Second Quarter 2012

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) is current as of August 9, 2012. This MD&A should be read in conjunction with the MD&A and audited consolidated financial statements contained in our 2011 Annual Report.

For further information relating to our risk management practices and risk factors affecting the Company, see “Risk Factors” in our most recent Annual Information Form, “Risk Management and Risk Factors” and “Critical Accounting and Actuarial Policies” in the MD&A in our 2011 Annual Report and the “Risk Management” note to the consolidated financial statements in our most recent annual and interim reports.

Contents
A OVERVIEW	D RISK MANAGEMENT AND RISK FACTORS UPDATE
1. General macro-economic risk factors
B FINANCIAL HIGHLIGHTS	2. Regulatory capital, actuarial and accounting risks
1. Earnings (loss) analysis	3. Additional risks – Entities within the MFC Group are interconnected which
2. U.S. GAAP results	may make separation difficult
3. Sales, premiums and deposits	4. Variable annuity and segregated fund guarantees
4. Funds under management	5. Publicly traded equity performance risk
5. Capital	6. Interest rate and spread risk

C PERFORMANCE BY DIVISION	E ACCOUNTING MATTERS AND CONTROLS
1. Asia	1. Critical accounting and actuarial policies
2. Canada	2. Sensitivity of policy liabilities to changes in assumptions
3. U.S.	3. Future accounting and reporting changes
4. Corporate and Other	4. Quarterly Financial Information

F OTHER
1. Quarterly dividend
2. Outstanding shares – selected information
3. Performance and non-GAAP measures
4. Caution regarding forward-looking statements

A         OVERVIEW

In the second quarter of 2012, we reported a net loss attributed to shareholders of $300 million. Included in the results were $727 million of charges for the direct impact of equity markets and interest rates and $124 million of net charges for other notable items.

The $727 million charge for the direct impact of equity markets included $677 million related to the update of the fixed income ultimate reinvestment rate (“URR”) assumptions used in the valuation of policy liabilities. This update included the introduction of a new assumed reinvestment scenario for Canadian liabilities which contributed to the reduction in the interest rate sensitivities in the quarter. As we intend to update our URR assumptions quarterly commencing 2013, the second quarter's URR update assumed the continuation of June rates until the end of 2012. If interest rates in 2013 were to remain at June 30, 2012 levels, we would expect a charge for the full year 2013 of approximately $400 million.

Included in the $124 million net charge for other notable items was $269 million related to the dynamically hedged block of variable annuity business partially offset by a $62 million gain related to major reinsurance transactions and a net $83 million of investment related gains.  Despite significant market volatility our variable annuity hedging program mitigated 88 per cent of the effects of lower equity markets and interest rates in the quarter, and was essentially fully effective in the first half of the year.  As previously outlined, our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products.  The charge in the second quarter mostly related to items not hedged, such as the provision for adverse deviation and certain interest rate risks.

The net income excluding notable items9 was $551 million compared with $673 million in the second quarter of 2011.  The $122 million difference was split relatively equally among four main items: (a) the second quarter 2011 earnings on the Life Retrocession business, a business that was sold in the third quarter of 2011, (b) lower realized gains on equities held in the Corporate segment, (c) higher employee pension expenses, and (d) higher costs for reinsurance ceded fees and macro hedges.  In addition, during the second quarter of 2012, the favourable impact of business growth, profitable margins on the cancer product sales in Japan and a gain on the settlement of an accident and health treaty were offset by higher tax expense and unfavourable claims experience in the U.S. Division in both JH Life and JH LTC. Although new business strain improved in the second quarter, the impact of price increases over the last few quarters was mitigated by the impact of the decline in interest rates.

9 This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

 Manulife Financial Corporation – Second Quarter 2012

We will be completing our annual review of actuarial methods and assumptions in the third quarter of 2012. While we cannot currently quantify the likely impact, the high end of the range of potential outcomes, based on our preliminary work, is currently in the order of $1 billion.  Most of the impact relates to products and businesses which are not a substantial part of our go-forward new business plans. The material components of the review are a result of new and emerging experience related to U.S. Variable Annuity Guaranteed Minimum Withdrawal Benefit lapse and withdrawal utilization assumptions, variable annuity bond calibration parameters due to the decline in interest rates and U.S. Life lapse assumptions, all largely related to the current macro-economic environment, as well as alternative asset related assumptions and the new rules related to variable annuity equity calibration. In July 2012 the Actuarial Standards Board promulgated revised standards for equity calibration parameters used to generate investment returns used in the valuation of segregated fund guarantees. Work is continuing on the review of other actuarial assumptions and we would expect the other impacts to include both positive and negative adjustments. The work is expected to be completed in the third quarter of 2012, the actual result is likely to differ from our early indications and will also be impacted by market conditions at the end of the third quarter.

The Minimum Continuing Capital and Surplus Requirements (“MCCSR”) capital ratio for The Manufacturers Life Insurance Company (“MLI”) closed the quarter at 213 per cent. Of the net decrease of 12 points compared with March 31, 2012, six points related to the redemption of $1 billion of capital units issued by Manulife Financial Capital Trust, net of the issuance of $250 million of preferred shares.  The reported loss in the period, shareholder dividends and the impact of the decline in interest rates on required capital, partially offset by the favourable impact of a reinsurance transaction related to the U.S. fixed deferred annuity business contributed to the remaining six point decline.

Insurance sales in the second quarter of 2012 were over $1 billion and increased 55 per cent over the second quarter of 2011.  Of this growth, 44 per cent was driven by higher Group Benefit sales in Canada and the remaining portion primarily related to higher sales in Japan and Hong Kong.

Wealth sales were $8.6 billion for second quarter 2012, a decrease of seven per cent from the second quarter of 2011.  Higher sales in Asia were more than offset by the decline in mutual fund sales in both the U.S. and Canada.

B         FINANCIAL HIGHLIGHTS

C$ millions unless otherwise stated, unaudited	Quarterly Results		YTD Results
	2Q 2012	1Q 2012	2Q 2011	1H 2012	1H 2011
Net income (loss) attributed to shareholders	$(300)	$1,206	$490	$906	$1,475
Common shareholders’ net income (loss)	$(328)	$1,182	$468	$854	$1,433
Net income excluding the direct impact of equity markets and interest rates(1)	$427	$1,131	$929	$1,558	$1,803
Net income excluding notable items(1)	$551	$473	$673	$1,024	$1,115
Earnings (loss) per share (C$)	$(0.18)	$0.66	$0.26	$0.47	$0.80
Common shareholders’ net income excluding the direct impact of equity markets and interest rates per share (C$)(1)	$0.22	$0.61	$0.51	$0.83	$0.99
Return on common shareholders’ equity(1) (annualized)	(5.8)%	21.0%	8.2%	7.5%	12.8%
U.S. GAAP net income (loss) (1)	$2,203	$(359)	$913	$1,844	$1,068
Sales(1) Insurance products	$1,001	$823	$623	$1,823	$1,221
Wealth products	$8,548	$8,724	$8,964	$17,272	$18,318
Premiums and deposits(1) Insurance products	$6,308	$5,687	$5,428	$11,995	$11,025
Wealth products	$11,179	$11,453	$11,509	$22,632	$23,574
Funds under management(1) (C$ billions)	$514	$512	$481	$514	$481
Capital(1) (C$ billions)	$29.7	$30.4	$28.9	$29.7	$28.9
MLI’s MCCSR ratio	213%	225%	241%	213%	241%

(1)	This item is a non-GAAP measure. For a discussion of our use of non-GAAP measures, see “Performance and Non-GAAP Measures” below.

 Manulife Financial Corporation – Second Quarter 2012

B1       Earnings (loss) analysis

C$ millions, unaudited	Quarterly results
For the quarter	2Q 2012	1Q 2012	2Q 2011
Net income (loss) attributed to shareholders	$(300)	$1,206	$490
Less direct impact of equity markets and interest rates(1):
Income (charges) on variable annuity liabilities that are not dynamically hedged(2)	(758)	982	(217)
Gains (charges) on general fund equity investments supporting policy liabilities and on fee income(2)	(116)	121	(73)
Gains (losses) on macro equity hedges relative to expected costs(2),(3)	423	(556)	142
Gains (charges) on higher (lower) fixed income reinvestment rates assumed in the valuation of policy liabilities(4)	305	(425)	(28)
Gains (charges) on sale of available for sale (AFS) bonds and derivative positions in the Corporate segment	96	(47)	107
Charges due to lower fixed income ultimate reinvestment rate (URR) assumptions used in the valuation of policy liabilities	(677)	-	(370)
Direct impact of equity markets and interest rates(1)	$(727)	$75	$(439)
Net income excluding the direct impact of equity markets and interest rates	$427	$1,131	$929
Less other notable items:
Income (charges) on variable annuity guarantee liabilities that are dynamically hedged(2),(5)	$(269)	$223	$(52)
Investment gains related to fixed income trading, market value increases in excess of expected alternative assets investment returns, asset mix changes and credit experience	83	161	217
Favourable impact on policy liabilities resulting from actions to reduce interest rate exposures	-	82	123
Impact of major reinsurance transactions, in-force product changes and dispositions(6)	62	122	-
Change in actuarial methods and assumptions, excluding URR	-	12	(32)
Favourable impact of the enactment of tax rate changes in Japan	-	58	-
Total other notable items	$(124)	$658	$256
Net income excluding notable items	$551	$473	$673

(1)
The direct impact of equity markets and interest rates is relative to our policy liability valuation assumptions and includes changes to interest rate assumptions.  We also include gains and losses on the sale of AFS bonds as management may have the ability to partially offset the direct impacts of changes in interest rates reported in the liability segments.

(2)	Total gains from macro hedges and the dynamic hedges in the second quarter of 2012 were $1.7 billion and offset 70 per cent of the gross equity exposures.

(3)
The second quarter 2012 net gain from macro equity hedges was $305 million and consisted of a $118 million charge related to the estimated expected cost of the macro equity hedges relative to our long-term valuation assumptions and a gain of $423 million because actual markets underperformed our valuation assumptions.

(4)
During the quarter risk free rates declined and corporate spreads widened.  Three factors resulted in gains under these conditions.  First, most of our hedging activity reduces our exposure to risk free rates, but leaves us subject to the effect of changes in credit spreads.  The wider credit spreads resulted in gains.  Second, our earnings sensitivity to interest rates is not uniform at all points of all interest rate curves and the risk free rates declined further at the long end where we have focused more of our risk actions.  Third, our sensitivity to interest rates declined over the quarter.

(5)
Our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products. The charge in the second quarter mostly related to items not hedged, such as the provision for adverse deviation and certain interest rate risks.  See the Risk Management section of our 2011 Annual MD&A.

(6)
The $62 million net gain for major reinsurance transactions in the second quarter includes a gain related to recapture of an existing ceded reinsurance contract in Canada and a charge related to a transaction to coinsure 67 per cent of our U.S. fixed deferred annuity business.

 Manulife Financial Corporation – Second Quarter 2012

Net income excluding notable items by segment:
	Quarterly results
C$ millions unaudited For the quarter	2Q 2012	1Q 2012	2Q 2011
Net income excluding notable items
Asia Division	$286	$267	$253
Canada Division	201	172	233
U.S. Division	247	257	266
Corporate & Other (excluding expected cost of macro hedges)	(65)	(116)	25
Expected cost of macro hedges	(118)	(107)	(104)
Net income excluding notable items	$551	$473	$673

Please refer to section C Performance by Division for an explanation of segmented results.

B2	U.S. GAAP results

Net income in accordance with U.S. GAAP10 for the second quarter of 2012 was $ 2,203 million, compared with a net loss of $300 million under IFRS.  Variable annuity accounting differences totaled $1.2 billion, investment related accounting differences totaled $531 million and the $677 million charge for the IFRS update to the ultimate reinvestment rate assumptions did not impact U.S. GAAP results.

As we are no longer reconciling our annual financial results under U.S. GAAP in our consolidated financial statements, net income in accordance with U.S. GAAP is considered a non-GAAP financial measure. A reconciliation of the major differences in net income (loss) attributed to shareholders to net income in accordance with U.S. GAAP for the second quarter follows:

C$ millions, unaudited	Quarterly results
For the quarter ended June 30,	2012	2011(2)
Net income (loss) attributed to shareholders in accordance with IFRS	$(300)	$490
Key earnings differences:
For variable annuity guarantee liabilities	$1,163	$236
Related to the impact of mark-to-market accounting and investing activities on investment income and policy liabilities under IFRS(1) compared with net realized gains on investments supporting policy liabilities and derivatives in the surplus segment under U.S. GAAP	531	(128)
New business differences including acquisition costs	(178)	(133)
Charges due to lower fixed income ultimate reinvestment rates assumptions used in the valuation of policy liabilities under IFRS	677	370
Changes in actuarial methods and assumptions, excluding URR	122	38
Other differences	188	40
Total earnings differences	$2,503	$423
Net income attributed to shareholders in accordance with U.S. GAAP	$2,203	$913

(1)
Until the new IFRS standard for insurance contracts is effective, the requirements under prior Canadian GAAP for the valuation of insurance liabilities (CALM) will be maintained.  Under CALM, the measurement of insurance liabilities is based on projected liability cash flows, together with estimated future premiums and net investment income generated from assets held to support those liabilities.

(2)
Restated as a result of adopting Accounting Standards Update No. 2010-26, “Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts” (“ASU 2010-26”) effective January 1, 2012 but requiring application to 2011.  The impact for second quarter 2011 was a net reduction in earnings of $41 million, all of which is included in “New business differences including acquisition costs.”  The lower income reflects higher non-deferrable expenses, partially offset by a reduction in the amortization on a lower deferred acquisition costs (“DAC”) balance.

10	Net income in accordance with U.S. GAAP is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

 Manulife Financial Corporation – Second Quarter 2012

The primary earnings differences in accounting bases relate to:

Accounting for variable annuity guarantee liabilities
IFRS follows a predominantly “mark-to-market” accounting approach to measure variable annuity guarantee liabilities whereas U.S. GAAP only uses “mark-to-market” accounting for certain benefit guarantees, and reflects the Company’s own credit standing in the measurement of the liability.  In the second quarter of 2012, we reported a net gain of $136 million (2011 – $33 million loss) in our total variable annuity businesses under U.S. GAAP as the increase in the variable annuity guarantee liabilities was more than offset by the dynamic hedge asset gains recorded in the quarter. This includes a gain due to the widening of Manulife’s own credit spread, which rose over the quarter by approximately 20 basis points at the 10 year point versus the risk free rate. The $136 million gain compares to a net charge, before gains related to macro hedges, of $1,027 million under IFRS (2011 – $269 million loss).

Investment income and policy liabilities
Under IFRS, accumulated unrealized gains and losses arising from fixed-income investments and interest rate derivatives supporting policy liabilities are largely offset in the valuation of the policy liabilities. The second quarter 2012 IFRS impacts on insurance liabilities of fixed income reinvestment assumptions, general fund equity investments, activities to reduce interest rate exposures and certain market and trading activities totaled a net $272 million gain (2011 – gain of $239 million) compared with U.S. GAAP net realized gains on investments supporting policy liabilities of $803 million (2011 – gain of $111 million) including net unrealized losses on interest rate swaps in the surplus segment not in a hedge accounting relationship under U.S. GAAP of $399 million (2011 – loss of $64 million).

Differences in the treatment of acquisition costs and other new business items
Acquisition costs that are related to and vary with the production of new business are explicitly deferred and amortized under U.S. GAAP but are recognized as an implicit reduction in insurance liabilities along with other new business gains and losses under IFRS. The gap between U.S. GAAP and IFRS has widened over the year, due to both a reduction in IFRS new business strain and increasing U.S. GAAP non-deferrable acquisition expenses.

Changes due to lower IFRS fixed income ultimate reinvestment rates
The $677 million charge in IFRS related to the update of the fixed income ultimate reinvestment rate actuarial assumptions had no direct impact on U.S. GAAP results.

Other changes in actuarial methods and assumptions
Under IFRS, we recognized zero gains (losses) from the review of actuarial methods and assumptions (2011 – charge of $32 million). Under U.S. GAAP, actuarial assumptions for traditional long-duration products are generally “locked-in” at issuance unless the expected premiums are not sufficient to cover the expected benefits and related expenses. We recognized gains of $122 million (2011 – gain of $6 million) on a U.S. GAAP basis related to methodology refinements.

Total equity in accordance with U.S. GAAP11 as at June 30, 2012 was approximately $17 billion higher than under IFRS.  Of this difference, approximately $10 billion is attributable to the higher cumulative net income on a U.S. GAAP basis with the remaining difference primarily attributable to the treatment of unrealized gains on fixed income investments and derivatives in a cash flow hedging relationship which are reported in equity under U.S. GAAP, but where the fixed income investments and interest rate derivatives are supporting policy liabilities, these accumulated unrealized gains are largely offset in the valuation of the policy liabilities under IFRS.  The fixed income investments and derivatives have significant unrealized gains as a result of the current low levels of interest rates.  The majority of the difference in equity between the two accounting bases as at June 30, 2012 arises from our U.S. businesses.

A reconciliation of the major differences in total equity is as follows:

C$ millions, unaudited As at June 30,	2012	2011
Total equity in accordance with IFRS	$26,085	$25,381
Differences in shareholders’ retained earnings and participating policyholders’ equity	9,817	5,004
Differences in Accumulated Other Comprehensive Income attributable to:
1. Available-for-sale securities and other	5,326	1,963
2. Cash flow hedges	2,687	501
3. Translation of net foreign operations	(1,328)	(1,510)
Differences in share capital, contributed surplus and non-controlling interest in subsidiaries	86	115
Total equity in accordance with U.S. GAAP	$42,673	$31,454

11	Total equity in accordance with U.S. GAAP is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

 Manulife Financial Corporation – Second Quarter 2012

B3         Sales, premiums and deposits12

Insurance sales results:

Insurance sales were $1 billion for the second quarter of 2012, an increase of 55 per cent over the second quarter of 2011.  While we expect insurance sales to remain strong for the balance of the year, they may slow from the current pace as a result of recent product changes.

•	Asia Division posted record insurance sales for the second quarter of 2012 of US$417 million, an increase of 17 per cent over the second quarter of 2011.

•
In Canada, insurance sales were three times higher than second quarter 2011 driven by strong sales in the large case group benefit market.  Our Individual Insurance sales were aligned with our strategy – up from a year ago in products we want to grow and down for products with guaranteed long duration features.

•	Insurance sales in the U.S. for the second quarter declined two per cent compared with second quarter 2011.

Wealth sales results:

Wealth sales were $8.6 billion for the second quarter of 2012, a decrease of seven per cent from the corresponding quarter of 2011.  The decline was primarily driven by lower mutual funds sales in both the U.S. and Canada.

•
In Asia, wealth sales increased by three per cent over the second quarter of 2011. Growth was driven by strong foreign currency fixed annuity sales in Japan and strong sales in the Philippines. Sales declined compared with second quarter 2011 due to the impact of volatile markets on sales in China and Hong Kong.

•
In Canada, overall wealth sales decreased 12 per cent compared with the second quarter of 2011. Manulife Bank reported solid second quarter growth while sales of other Individual Wealth products were dampened by increased market volatility and lower interest rates. In addition, second quarter of 2011 included the favourable impact of a closed end fund on mutual fund sales. Group Retirement Solutions sales were lower reflecting normal market variability.

•
The U.S. accounted for more than half of the Company’s wealth sales in the second quarter of 2012.  Overall, U.S. wealth sales declined eight per cent compared with the second quarter of 2011 primarily due to lower annuity sales following product de-risking actions and the favourable impact of a closed end fund IPO on mutual fund sales in the second quarter of 2011.

•	John Hancock Retirement Plan Services sales for the second quarter grew 21 per cent over the same quarter of 2011.

Premiums and deposits measures:

Total Company second quarter insurance premiums and deposits of $6.3 billion increased by 13 per cent relative to the second quarter of 2011. Growth was driven by sales in Asia and Group Benefits in Canada.

Total Company premiums and deposits for wealth businesses were $11.2 billion for the second quarter of 2012, six per cent lower compared with the same quarter of the prior year. Growth was strong in Japan, ASEAN and the U.S. group retirement savings business. Consistent with the decline in sales, mutual fund deposits declined by 45 per cent in Canada and nine per cent in the U.S.

B4         Funds under management13

Total funds under management as at June 30, 2012 were a record $514 billion, an increase of $2 billion from $512 billion at March 31, 2012 and an increase of $33 billion or three per cent over June 30, 2011.  The 12 month increase over June 30, 2012 was driven by $17 billion of investment returns, $7 billion of net positive policyholder cash flows and $20 billion due to the weaker Canadian dollar. These increases were partially offset by $5 billion related to the reinsurance of U.S. fixed annuity business and $5 billion of expenses, commissions, taxes and other items.

B5         Capital14

MFC’s total capital as at June 30, 2012 was $29.7 billion, a decrease of $0.7 billion from March 31, 2012 and an increase of $0.8 billion over June 30, 2011.  Contributions to the increase over June 30, 2011 included: $0.7 billion of preferred shares issued, a $1.1 billion increase as a result of the weaker Canadian dollar and the issue of $1.1 billion in subordinated notes partially offset by cash dividends of $0.7 billion, the redemption of $1 billion of capital units issued by Manulife Financial Capital Trust and a net loss of $0.4 billion over the period.

As at June 30, 2012 MLI reported a MCCSR ratio of 213 per cent, a net decline of 12 points compared with 225 per cent at March 31, 2012.

The ratio increased by three points as a result of a reinsurance transaction to coinsure 67 per cent of our U.S. fixed deferred annuity business.  In addition to improving the ratio, the transaction significantly reduced our exposure to increasing policyholder lapses in a rising interest rate environment as well as to minimum interest guarantees.  Offsetting factors included:  (a) the redemption of $1 billion of capital units issued by Manulife Financial Capital Trust, net of the issuance of $250 million preferred shares, (b) the reported net losses along with shareholder dividends, and (c) growth in required capital primarily as a result of lower interest rates.

12	Growth (declines) in sales and premiums and deposits is stated on a constant currency basis. Constant currency basis is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

13	Funds under management is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

14	Capital is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

 Manulife Financial Corporation – Second Quarter 2012

C         PERFORMANCE BY DIVISION

C1         Asia Division

($ millions unless otherwise stated)	Quarterly results			YTD results
Canadian dollars	2Q 2012	1Q 2012	2Q 2011	1H 2012	1H 2011
Net income (loss)
attributed to shareholders	$(315)	$1,111	$28	$796	$379
excluding the direct impact of equity markets and interest rates	296	292	249	588	524
excluding notable items	286	267	253	553	505
Premiums and deposits	3,248	2,866	2,759	6,114	5,130
Funds under management (billions)	74.5	72.0	68.1	74.5	68.1
U.S. dollars
Net income (loss)
attributed to shareholders	$(312)	$1,110	$28	$798	$385
excluding the direct impact of equity markets and interest rates	293	292	256	585	536
excluding notable items	283	267	260	550	517
Premiums and deposits	3,216	2,862	2,852	6,078	5,258
Funds under management (billions)	73.1	72.1	70.6	73.1	70.6

Asia Division recorded a net loss attributed to shareholders of US$312 million for the second quarter of 2012 compared with net income of US$28 million for the second quarter of 2011. Excluding the direct impact of equity markets and interest rates, net income increased by US$37 million relative to the second quarter of 2011. The increase included US$14 million related to experience on variable annuity guarantee liabilities that are dynamically hedged and other investment experience gains and losses. Earnings excluding notable items increased US$23 million due to business growth and the impact of higher sales volumes particularly from Japan.

The year-to-date net income attributed to shareholders was US$798 million compared with US$385 million for the same period of 2011.

Premiums and deposits15 for the second quarter of 2012 were US$3.2 billion, up 13 per cent from the second quarter of 2011.  Premiums and deposits for insurance products of US$1.6 billion were 22 per cent higher driven by higher sales and in-force business growth from all territories, most notably Hong Kong and Japan. Wealth management premiums and deposits of US$1.6 billion were five per cent higher as a result of higher deposits in Japan particularly from Australian dollar denominated fixed annuities partially offset by lower mutual fund deposits in Manulife TEDA and Hong Kong.

Funds under management as at June 30, 2012 were US$73.1 billion, an increase of four per cent from June 30, 2011. Growth was driven by net policyholder cash inflows of US$5.2 billion.

15	All premium and deposit growth (declines) are stated on a constant currency basis.

 Manulife Financial Corporation – Second Quarter 2012

C2         Canada Division(1)

($ millions unless otherwise stated)	Quarterly results			YTD results
Canadian dollars	2Q 2012	1Q 2012	2Q 2011	1H 2012	1H 2011
Net income
attributed to shareholders	$223	$317	$264	$540	$773
excluding the direct impact of equity markets and interest rates	149	451	300	600	760
excluding notable items	201	172	233	373	448
Premiums and deposits	4,565	4,726	4,509	9,291	9,366
Funds under management (billions)	127.5	125.6	117.8	127.5	117.8

(1)	The Company moved the reporting of its International Group Program business unit from U.S. Division to Canada Division in 2012. Prior period results have been restated to reflect this change.

Canada Division’s net income attributed to shareholders was $223 million for the second quarter of 2012 compared with net income of $264 million for the second quarter of 2011. Earnings in the second quarter of 2012 included net experience gains of $74 million (2011 – $36 million loss) related to the direct impact of equity markets and interest rates.

Other notable items in the second quarter 2012 included investment related losses partially offset by a one-time gain related to the recapture of a reinsurance treaty. Net income excluding notable items of $201 million was $32 million lower than the prior year due to the impact of lower wealth sales.

The year-to-date net income attributed to shareholders was $540 million compared with $773 million for the same period of 2011.

Premiums and deposits in the second quarter of 2012 were $4.6 billion, marginally higher than second quarter 2011 levels as the contribution from record Group Benefits sales was offset by lower mutual fund deposits.

Funds under management grew by eight per cent or $9.7 billion to a record $127.5 billion as at June 30, 2012 compared with June 30, 2011. The increase reflects business growth across the division, driven by Manulife Bank, and the wealth management businesses.  Net increases in the market value of assets contributed to the increase as the impact of declining interest rates outweighed the negative impact of equity market declines over the last 12 months.

C3           U.S. Division(1),(2)

Effective this year, we have combined U.S. Insurance and U.S. Wealth into one reporting segment.  This change was made to better align with the management structure of the division.

($ millions unless otherwise stated)	Quarterly results			YTD results
Canadian dollars	2Q 2012	1Q 2012	2Q 2011	1H 2012	1H 2011
Net income
attributed to shareholders	$177	$574	$429	$751	$1,144
excluding the direct impact of equity markets and interest rates	199	589	484	788	999
excluding notable items	247	257	266	504	556
Premiums and deposits	8,684	9,089	8,454	17,773	17,970
Funds under management (billions)(3)	289.8	286.3	262.7	289.8	262.7

U.S. dollars
Net income
attributed to shareholders	$174	$574	$443	$748	$1,169
excluding the direct impact of equity markets and interest rates	196	589	501	785	1,024
excluding notable items	245	257	275	502	569
Premiums and deposits	8,594	9,078	8,734	17,672	18,390
Funds under management (billions)(3)	284.4	286.6	272.4	284.4	272.4

(1)	The Company moved the reporting of its International Group Program business unit to Canada Division in 2012. Prior period results have been restated to reflect this change.
(2)	The Company moved its Privately Managed Accounts unit to Corporate and Other in 2012. Prior period results have been restated to reflect this change.
(3)	Reflects the impact of an annuity reinsurance transaction in Q2 2012.

 Manulife Financial Corporation – Second Quarter 2012

U.S. Division reported net income attributed to shareholders of US$174 million for the second quarter of 2012 compared with US$443 million for the second quarter of 2011. Earnings excluding the direct impact of equity markets and interest rates was US$196 million for the second quarter of 2012 compared with US$501 million for the second quarter of 2011. In the second quarter 2012 other notable items were a net charge of US$49 million and consisted of charges on the dynamically hedged variable annuity block, charges related to the fixed deferred annuity coinsurance transaction, partially offset by investment related gains.

Net income excluding notable items declined by US$30 million, contributing to the decrease were lower expected fees in JH Annuities and unfavourable policyholder experience. The fixed deferred annuity coinsurance transaction is expected to lower net income excluding notable items by approximately US$5 million per quarter.

John Hancock Long-Term Care (JH LTC) had a claim loss in the second quarter of 2012, consistent with the first quarter of 2012 and $5 million better than in the second quarter of 2011. The loss was driven by certain older policies that were part of a block of business acquired in early 2000. These policies represent about nine per cent of the total in-force block. These particular policies have a higher proportion of claimants in nursing home settings, a more expensive setting for long term care services. We continue to monitor the experience in this block closely.  JH LTC contributed to the division’s reported net income as well as net income excluding notable items in the second quarter.

The year-to-date net income attributed to shareholders was US$748 million compared with US$1,169 million for the same period of 2011.

In 2010, JH LTC filed with 50 state regulators for premium rate increases averaging approximately 40 per cent on the majority of our in-force retail and group business. To date, approvals of in-force price increases on retail business have been received from 35 states.

Premiums and deposits for the second quarter of 2012 were US$8.6 billion, a decrease of two per cent compared with the second quarter of 2011.  The decrease was primarily driven by lower mutual fund sales due to the non-recurrence of a closed end fund offering in the prior year, and lower annuity sales, partially offset by increased sales in the 401(k) business.

Funds under management as at June 30, 2012 were US$284.4 billion, up four per cent from June 30, 2011.  The increase was due to the impact of lower interest rates on the market value of funds under management, positive investment returns and net sales in Wealth Asset Management, partially offset by surrender and benefit payments in JH Annuities and the transfer of JH Annuities assets related to a reinsurance transaction.

C4         Corporate and Other(1)

($ millions unless otherwise stated)	Quarterly results			YTD results
Canadian dollars	2Q 2012	1Q 2012	2Q 2011	1H 2012	1H 2011
Net loss
attributed to shareholders	$(385)	$(796)	$(231)	$(1,181)	$(821)
excluding the direct impact of equity markets and interest rates	(217)	(201)	(104)	(418)	(480)
excluding notable items	(183)	(223)	(79)	(406)	(394)
Premiums and deposits	990	459	1,214	1,449	2,132
Funds under management (billions)	22.0	27.7	32.1	22.0	32.1

(1)
As a result of the sale of the Life Retrocession business effective July 1, 2011, the Company moved its P&C Reinsurance business and run-off variable annuity reinsurance business to Corporate and Other. In addition, Corporate and Other has been restated to include the Privately Managed Accounts business and Life Retrocession business for periods prior to the sale.

Corporate and Other is composed of:
•	Investment performance on assets backing capital, net of amounts allocated to operating divisions and financing costs,

•	Investment Division’s external asset management business,

•	Property and Casualty (“P&C”) reinsurance business,

•	Run-off reinsurance operations including variable annuities and accident and health.

For segment reporting purposes, the impact of changes in actuarial assumptions, settlement costs for macro equity hedges and other non-operating items are included in this segment’s earnings.  In addition, prior quarter amounts have been restated to reflect the Life Retrocession business that was sold effective July 1, 2011.

Corporate and Other reported a net loss attributed to shareholders of $385 million for the second quarter of 2012 compared with a net loss of $231 million for the second quarter of 2011.

Excluding notable items, primarily related to the URR charge, gains related to AFS bonds and macro hedge experience, earnings decreased by $104 million compared with the second quarter of 2011. Contributing to the decrease were $21 million related to lower tax related gains, $23 million lower realized gains on AFS equities and $24 million related to higher reinsurance costs and interest on allocated capital. The balance of the decline largely related to one-time expenses and higher pension costs.

Second quarter 2012 earnings also included a gain on settlement of an accident and health treaty while the second quarter of 2011 reported earnings from the Life Retrocession business that included favourable claims experience.

The year-to-date net loss attributed to shareholders was $1,181 million compared with a net loss of $821 million for the same period of 2011.

 Manulife Financial Corporation – Second Quarter 2012

Premiums and deposits for the second quarter of 2012 were $990 million, down 18 per cent from the second quarter of 2011.  This decline reflects the impact of the sale of the Life Retrocession business and the variability of sales in institutional asset management mandates.

Funds under management as at June 30, 2012 include assets managed by Manulife Asset Management on behalf of institutional clients of $24.1 billion (June 30, 2011 – $23.9 billion), $6.7 billion (June 30, 2011 – $9.2 billion) of the Company’s own funds, and $(8.8) billion (June 30, 2011 – $(0.9) billion) related to derivative adjustments.  Corporate and Other includes the adjustment to gross up the derivative assets and liabilities in the Company’s own funds.  Excluding this adjustment, the $2.5 billion decrease reflects an increase in surplus allocated to the operating divisions and net losses incurred in the year.

D         RISK MANAGEMENT AND RISK FACTORS UPDATE

This section provides an update to our risk management practices and risk factors outlined in the MD&A in our 2011 Annual Report.

D1         General macro-economic risk factors

In our 2011 Annual Report we outlined potential impacts of macro-economic factors including the impact of a low interest environment.

Due to the unfavourable economic conditions we increasingly view our goal of $4 billion in earnings in 2015 as a stretch target. We are reviewing the targets as part of our planning process and will update investors at our November Investor Day. We remain focused on the efficiency and effectiveness of our business and protecting margins.

In our 2011 Annual Report, we outlined potential impacts of macro-economic factors including the impact of a low interest rate environment.  If the decline in interest rates during the second quarter of 2012 persists, it may put additional pressure on our goodwill impairment tests and could impact the other factors previously outlined.

Our 2011 disclosure also outlined that if the current interest rates persisted for the next ten years, the fixed income URR would continue to decline and could result in cumulative after-tax charges over the ten year period of $2 to $3 billion of which $1 to $2 billion would be expected to be accrued over the four year period ending 2015, under current Canadian Actuarial Standards.  After taking into consideration the $677 million charge to the URR reported in the second quarter of 2012 and based on rates at June 30, 2012, we currently estimate the amount for the next ten years could be approximately $1.5 to $2.5 billion and for the three year period ending 2015 could be approximately $1 to $1.5 billion, under current Canadian Actuarial Standards.

D2         Regulatory capital, actuarial and accounting risks

As outlined in our 2011 Annual Report, as a result of the recent financial crisis, financial authorities and regulators in many countries are reviewing their capital, actuarial and accounting requirements, and the changes may have a material adverse effect on the Company’s consolidated financial statements and regulatory capital, both at transition and subsequently.  We may be required to raise additional capital, which could be dilutive to existing shareholders, or to limit the new business we write.  Subsequent updates to regulatory and professional standards are outlined below.

•
OSFI released for comment its proposed changes to the MCCSR guidelines effective 2013 in which OSFI resolved that the forthcoming accounting changes related to pension plans and other employee benefits (IAS 19R) be reflected in regulatory capital. The impact to Manulife on implementation is currently estimated to be a six point decrease in MLI’s MCCSR and Tier 1 capital ratios amortized over eight quarters; the final number will be dependent on equity markets and interest rates as at December 31, 2012.

•
Proposed changes to U.S. statutory accounting practices, promulgated by the National Association of Insurance Commissioners ("NAIC"), concerning actuarial standards for certain universal life ("UL") products pursuant to Actuarial Guideline 38 ("AG38"), could impact U.S. life insurance companies, including John Hancock.  A commissioner level working group was established by the NAIC in the fall of 2011 to review these changes and in February 2012 agreed to a bifurcated approach for establishing valuation standards for existing in-force business versus business issued after January 1, 2013.  The working group is currently seeking input from the industry on the proposals and the final requirements remain uncertain at this time.  The new requirements for in-force business could be effective as early as December 31, 2012.  If adopted in their current form, and depending on the interpretation of several technical issues, the proposed changes applied to the in-force business could have a material adverse effect on John Hancock's statutory capital position and therefore on MFC’s capital position.

•
The Canadian Institute of Actuaries is also expected to publish guidance on calibration criteria for fixed income funds, which we believe will be effective in 2013, as well as on the modeling of future realized volatility where a hedging program is in place. Once effective, the new calibration standards will apply to the determination of both actuarial liabilities and required capital and may result in a reduction in net income and MLI’s MCCSR ratio.  No estimate of the potential impact is available.

•
As outlined in our 2011 Annual Report, where alternative (non-fixed income) assets, such as commercial real estate, private equity, infrastructure, timber, agricultural real estate and oil & gas, are used to support policy liabilities, the policy valuation incorporates assumptions with respect to projected investment returns and the proportion of future policy cash flows that are invested in these assets.  Future changes in accounting and/or actuarial standards that limit alternative asset return assumptions or the amount of future cash flows that can be assumed to be invested in these assets could increase policy liabilities and have a material impact on the emergence of earnings.  The impact at the time of adoption of any future changes in accounting and/or actuarial standards would depend upon the level of rates at the time and if applicable, the reference rate that is adopted.

•
The Office of the Superintendent of Financial Institutions (“OSFI”) continues to consider updates to its regulatory guidance for non-operating insurance companies acting as holding companies, such as MFC, and to its methodology for evaluating stand-alone capital adequacy for Canadian operating life insurance companies, such as MLI.  OSFI has indicated that MCCSR and internal target capital ratio guidelines, which have not yet been determined, are expected to become applicable to MFC by 2016.  These rules could put MFC at a competitive disadvantage for a number of reasons, including:

 Manulife Financial Corporation – Second Quarter 2012

foreign based competitors in Canada will not disclose on a comparable basis the financial strength of their groups; life companies owned by Canadian banks are not required to disclose composite financial strength metrics for the combined banking and insurance operations; and the guidelines do not apply to non-financial institution holding companies.

•
OSFI released the final version of Guideline B-20 outlining expectations for prudent residential mortgage underwriting. This guideline stems from the desire of regulators to ensure that in the post financial crisis economic environment of low interest rates and historically high consumer debt levels, federally regulated financial institutions are engaged in sound residential underwriting practices. The requirements, among other items, specifically target Home Equity Lines of Credit (HELOC’s) such as the ManulifeOne product sold by Manulife Bank and are applicable to all new loans as of December 31, 2012. The impact of these new requirements, combined with changes to CMHC insurance criteria, is expected to cause further dampening in mortgage lending volumes across the industry and is being reflected in Manulife Bank’s strategic plan.

D3	Additional risks – Entities within the MFC Group are interconnected which may make separation difficult

Linkages between MFC and its subsidiaries may make it difficult to dispose of or separate a subsidiary within the group by way of spin-off or similar transaction.  See the Company’s Annual Information Form – “Risk Factors – Additional risks – Entities within the MFC Group are interconnected which may make separation difficult”.  In addition to the possible negative consequences outlined in such disclosure, other negative consequences could include a requirement for significant capital injections, and increased net income and capital sensitivities of MFC and its remaining subsidiaries to market declines. MFC remains committed to the U.S. Division.

D4         Variable annuity and segregated fund guarantees

As at June 30, 2012, approximately 65 per cent of the value of our variable annuity and segregated fund guarantee value was either dynamically hedged or reinsured, unchanged from March 31, 2012. The business dynamically hedged at June 30, 2012 comprises 61 per cent of the variable annuity guarantee values, net of amounts reinsured.  During the quarter no additional in-force guarantee value was added to our dynamic hedge program.  New business continues to be hedged at issue.

The table below shows selected information regarding the Company’s variable annuity and segregated funds guarantees gross and net of reinsurance and the business dynamically hedged.

Variable annuity and segregated fund guarantees

As at	June 30, 2012			March 31, 2012
C$ millions	Guarantee value	Fund value	Amount at risk(4)	Guarantee value	Fund value	Amount at risk(4)
Guaranteed minimum income benefit(1)	$7,135	$5,222	$1,919	$7,188	$5,515	$1,683
Guaranteed minimum withdrawal benefit	66,916	58,342	8,800	65,481	59,079	6,900
Guaranteed minimum accumulation benefit	22,327	22,224	2,419	22,039	22,917	1,790
Gross living benefits(2)	$96,378	$85,788	$13,138	$94,708	$87,511	$10,373
Gross death benefits(3)	14,493	11,588	2,745	14,479	11,891	2,403
Total gross of reinsurance and hedging	$110,871	$97,376	$15,883	$109,187	$99,402	$12,776
Living benefits reinsured	$6,181	$4,522	$1,663	$6,211	$4,764	$1,454
Death benefits reinsured	4,086	3,353	916	4,136	3,509	825
Total reinsured	$10,267	$7,875	$2,579	$10,347	$8,273	$2,279
Total, net of reinsurance	$100,604	$89,501	$13,304	$98,840	$91,129	$10,497
Living benefits dynamically hedged	$55,958	$51,665	$5,615	$55,081	$52,661	$4,185
Death benefits dynamically hedged	5,341	3,887	628	5,282	3,865	493
Total dynamically hedged	$61,299	$55,552	$6,243	$60,363	$56,526	$4,678
Living benefits retained	$34,239	$29,601	$5,860	$33,416	$30,086	$4,734
Death benefits retained	5,066	4,348	1,201	5,061	4,517	1,085
Total, net of reinsurance and dynamic hedging	$39,305	$33,949	$7,061	$38,477	$34,603	$5,819

(1)	Contracts with guaranteed long-term care benefits are included in this category.

(2)	Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote (3).

(3)	Death benefits include stand-alone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.

(4)
Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value.  This amount is not currently payable.  For guaranteed minimum death benefit, the net amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance. For guaranteed minimum income benefit, the net amount at risk is defined as the excess of the current annuitization income base over the current account value. For all guarantees, the net amount at risk is floored at zero at the single contract level.

The policy liabilities established for these benefits were $9,459 million at June 30, 2012 (March 31, 2012 – $5,993 million) and include the policy liabilities for both the hedged and the unhedged business. For unhedged business, policy liabilities were $3,241 million at June 30, 2012 (March 31, 2012 – $2,199

 Manulife Financial Corporation – Second Quarter 2012

million).  The policy liabilities for the hedged block were $6,218 million at June 30, 2012 (March 31, 2012 – $3,794 million). Policy liabilities increased due to a decline in equity markets, as well as the decline in interest rates which increased the cost of hedging.

Caution related to sensitivities
In this document, we have provided sensitivities and risk exposure measures for certain risks.  These include sensitivities due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company’s assets and liabilities at that date and the actuarial factors, investment returns and investment activity we assume in the future. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged.  Actual results can differ significantly from these estimates for a variety of reasons including the interaction among these factors when more than one changes, changes in actuarial and investment return and future investment activity assumptions, actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors, and the general limitations of our internal models.  For these reasons, the sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below.  Given the nature of these calculations, we cannot provide assurance that the actual impact on net income attributed to shareholders or on MLI’s MCCSR ratio will be as indicated.

D5         Publicly traded equity performance risk

As a result of the dynamic and macro hedges, as at June 30, 2012, we estimate that approximately 65 to 74 per cent of our underlying earnings sensitivity to a 10 per cent decline in equity markets would be offset by hedges. The lower end of the range assumes that the dynamic hedge assets would cover 80 per cent of the loss from the dynamically hedged variable annuity guarantee liabilities and the upper end of the range assumes the dynamic hedge assets would completely offset the loss from the dynamically hedged variable annuity guarantee liabilities. The range at March 31, 2012 was 66 to 74 per cent. Our stated goal is to have approximately 60 per cent of the underlying earnings sensitivity to equity markets offset by hedges by the end of 2012 and 75 per cent by the end of 2014.

As outlined in our 2011 Annual Report, the macro hedging strategy is designed to mitigate public equity risk arising from variable annuity guarantees not dynamically hedged and from other products and fees.  In addition, our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products (see MD&A in our 2011 Annual Report).

The tables below show the potential impact on net income attributed to shareholders resulting from an immediate 10, 20 and 30 per cent change in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of policy liabilities.  The potential impact is shown before and after taking into account the impact of the change in markets on the hedge assets.  The potential impact is shown assuming that the change in value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities and also is shown assuming the change in value is not completely offset.

While we cannot reliably estimate the amount of the change in dynamically hedged variable annuity guarantee liabilities that will not be offset by the profit or loss on the dynamic hedge assets, we make certain assumptions for the purposes of estimating the impact on shareholders’ net income. We report the impact based on the assumption that for a 10, 20 and 30 per cent decrease in the market value of equities, the profit from the hedge assets offsets 80, 75 and 70 per cent, respectively, of the loss arising from the change in the policy liabilities associated with the guarantees dynamically hedged. For a 10, 20 and 30 per cent market increase in the market value of equities the loss on the dynamic hedges is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity guarantee liabilities, respectively.  It is also important to note that these estimates are illustrative, and that the hedge program may underperform these estimates, particularly during periods of high realized volatility and/or periods where both interest rates and equity market movements are unfavourable.

 Manulife Financial Corporation – Second Quarter 2012

Potential impact on annual net income attributed to shareholders arising from changes to public equity returns(1)

As at June 30, 2012
C$ millions	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity of net income attributed to shareholders(2)
Variable annuity guarantees	$(5,950)	$(3,760)	$(1,730)	$1,440	$2,610	$3,540
Asset based fees	(260)	(170)	(90)	90	170	260
General fund equity investments(3)	(270)	(180)	(90)	90	180	270
Total underlying sensitivity	$(6,480)	$(4,110)	$(1,910)	$1,620	$2,960	$4,070
Impact of hedge assets
Impact of macro hedge assets	$1,580	$1,050	$530	$(530)	$(1,050)	$(1,580)
Impact of dynamic hedge assets assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	3,180	1,990	890	(690)	(1,210)	(1,590)
Total impact of hedge assets assuming the change in value of the dynamic hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	$4,760	$3,040	$1,420	$(1,220)	$(2,260)	$(3,170)
Net impact assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	$(1,720)	$(1,070)	$(490)	$400	$700	$900
Impact of assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(4)	(950)	(490)	(180)	(140)	(300)	(480)
Net impact assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(4)	$(2,670)	$(1,560)	$(670)	$260	$400	$420
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedges if dynamic hedge assets completely offset the change in the dynamically hedged variable annuity guarantee liability	73%	74%	74%	75%	76%	78%
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedge assets if dynamic hedge assets do not completely offset the change in the dynamical-ly hedged variable annuity guarantee liability(4)	59%	62%	65%	84%	86%	90%

(1)	See “Caution related to sensitivities” above.

(2)	Defined as earnings sensitivity to a change in public equity markets including settlements on reinsurance contracts, but before the offset of hedge assets or other risk mitigants.

(3)
This impact for general fund equities is calculated as at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The sensitivities assume that the participating policy funds are self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(4)
For a 10, 20 and 30 per cent market decrease, the gain on the dynamic hedge assets is assumed to be 80, 75 and 70 per cent of the loss from the dynamically hedged variable annuity guarantee liabilities, respectively. For a 10, 20 and 30 per cent market increase, the loss on the dynamic hedges is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity policy liabilities, respectively. For presentation purposes, numbers are rounded.

 Manulife Financial Corporation – Second Quarter 2012

As at March 31, 2012
C$ millions	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity of net income attributed to shareholders(2)
Variable annuity guarantees	$(5,410)	$(3,340)	$(1,510)	$1,180	$2,080	$2,780
Asset based fees	(270)	(180)	(90)	90	180	270
General fund equity investments(3)	(300)	(200)	(100)	100	190	290
Total underlying sensitivity	$(5,980)	$(3,720)	$(1,700)	$1,370	$2,450	$3,340
Impact of hedge assets
Impact of macro hedge assets	$1,590	$1,060	$530	$(530)	$(1,060)	$(1,590)
Impact of dynamic hedge assets assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	2,790	1,700	740	(520)	(880)	(1,140)
Total impact of hedge assets assuming the change in value of the dynamic hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	$4,380	$2,760	$1,270	$(1,050)	$(1,940)	$(2,730)
Net impact assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	$(1,600)	$(960)	$(430)	$320	$510	$610
Impact of assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(4)	(840)	(430)	(150)	(100)	(210)	(340)
Net impact assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(4)	$(2,440)	$(1,390)	$(580)	$220	$300	$270
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedges if dynamic hedge assets completely offset the change in the dynamically hedged variable annuity guarantee liability	73%	74%	74%	77%	79%	82%
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedge assets if dynamic hedge assets do not completely offset the change in the dynamically hedged variable annuity guarantee liability(4)	59%	63%	66%	84%	88%	92%

(1)	See “Caution related to sensitivities” above.

(2)	Defined as earnings sensitivity to a change in public equity markets including settlements on reinsurance contracts, but before the offset of hedge assets or other risk mitigants.

(3)
This impact for general fund equities is calculated as at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The sensitivities assume that the participating policy funds are self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(4)
For a 10, 20 and 30 per cent market decrease, the gain on the dynamic hedge assets is assumed to be 80, 75 and 70 per cent of the loss from the dynamically hedged variable annuity guarantee liabilities, respectively. For a 10, 20 and 30 per cent market increase, the loss on the dynamic hedges is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity policy liabilities, respectively. For presentation purposes, numbers are rounded.

 Manulife Financial Corporation – Second Quarter 2012

Potential impact on MLI’s MCCSR ratio arising from public equity returns different than the expected return for policy liability valuation(1),(2)

	Impact on MLI MCCSR
percentage points	-30%	-20%	-10%	+10%	+20%	+30%
June 30, 2012	(21)	(13)	(6)	1	4	8
March 31, 2012	(20)	(12)	(5)	5	9	15

(1)	See ”Caution related to sensitivities” above.

(2)
For a 10, 20 and 30 per cent market decrease the gain on the dynamic hedge assets is assumed to be 80, 75 and 70 per cent of the loss from the dynamically hedged variable annuity guarantee liabilities, respectively. For a 10, 20 and 30 per cent market increase the loss on the dynamic hedge assets is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity guarantee liabilities, respectively.

The following table shows the notional value of shorted equity futures contracts utilized for our variable annuity guarantee dynamic hedging and our macro equity risk hedging strategies.

As at
C$ millions	June 30, 2012	March 31, 2012
For variable annuity guarantee dynamic hedging strategy	$ 10,700	$ 8,600
For macro equity risk hedging strategy	6,200	6,200
Total	$ 16,900	$ 14,800

During the quarter we did not add any additional in-force blocks to our dynamic hedge strategy.   Equity markets decreased during the second quarter of 2012, and as a result rebalancing trades were required in the dynamic hedging programs to hedge the additional delta risk.

In the macro hedging program, $150 million of Topix futures were transacted late in the quarter. However, the notional values of the existing macro futures decreased due to the market decline. As a result, the total notional value was flat for the quarter.

D6         Interest rate and spread risk

As at June 30, 2012, the sensitivity of our quarterly net income attributed to shareholders to a 100 basis point parallel decline in interest rates was $300 million, ahead of our 2014 year end goal of $1.1 billion. The $600 million decrease in sensitivity from March 31, 2012 was attributable to the change in future reinvestment scenario associated with the update in URR assumptions, wider credit spreads, current period trading activity and changes to investment strategies. The annual review of actuarial methods and assumptions will be completed in the third quarter of 2012. We cannot currently estimate the impact on interest rate and spread sensitivity, however our current expectation is that it may lead to an increase in sensitivity.

The 100 basis point parallel decline includes a change of one per cent in current government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates, and with a floor of zero on government rates and corporate spreads, relative to the rates assumed in the valuation of policy liabilities, including embedded derivatives. Any impact of moving to a different prescribed reinvestment scenario, should interest rates and spreads decline in parallel and by the amounts indicated, is incorporated into the earnings sensitivities.  For this reason, the impact of changes to rates for less than the amounts indicated, are unlikely to be linear. For variable annuity guarantee liabilities that are dynamically hedged, it is assumed that interest rate hedges are rebalanced at 20 basis point intervals.

The income impact does not allow for any future potential changes to the URR assumptions or other potential impacts of lower interest rate levels, for example, increased strain on the sale of new business, lower interest earned on our surplus assets, or updates to actuarial assumptions related to variable annuity bond fund calibration. It also does not reflect potential management actions to realize gains or losses on AFS fixed income assets held in the surplus segment in order to partially offset changes in MLI’s MCCSR ratio due to changes in interest rate levels.

 Manulife Financial Corporation – Second Quarter 2012

Potential impact on quarterly net income attributed to shareholders and MLI’s MCCSR ratio of an immediate one per cent parallel change in interest rates relative to rates assumed in the valuation of policy liabilities(1),(2),(3),(4)

As at	June 30, 2012				March 31, 2012
	-100	bp	+100	bp	-100	bp	+100	bp
Net Income attributed to shareholders: (C$ millions)
Excluding change in market value of AFS fixed income assets held in the surplus segment	$(300)		$400		$(900)		$500
From fair value changes in AFS assets held in surplus, if realized	900		(800)		800		(700)
MLI’s MCCSR (Percentage points):
Before impact of change in market value of AFS fixed income assets held in the surplus segment	(13)		12		(17)		20
From fair value changes in AFS assets held in surplus, if realized	6		(5)		5		(5)

(1)	See “Caution related to sensitivities” above.

(2)	The sensitivities assume that the participating policy funds are self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in interest rates.

(3)
The amount of gain or loss that can be realized on AFS fixed income assets held in the surplus segment will depend on the aggregate amount of unrealized gain or loss. The table above only reflects the impact of the change in the unrealized position, as the total unrealized position will depend upon the unrealized position at the beginning of the period.

(4)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business, investment markets and asset trading during the quarter. Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities. Impact of realizing 100% of market value of AFS fixed income is as of the end of the quarter.

The following table shows the potential impact on net income attributed to shareholders resulting from a change in credit spreads and swap spreads over government bond rates for all maturities across all markets with a floor of zero on the total interest rate, relative to the spreads assumed in the valuation of policy liabilities.

Potential impact on quarterly net income attributed to shareholders arising from changes to corporate spreads and swap spreads(1),(2),(3)

C$ millions As at	June 30, 2012	March 31, 2012
Corporate spreads(4)
Increase 50 basis points	$600	$400
Decrease 50 basis points	(600)	(800)
Swap spreads
Increase 20 basis points	$(600)	$(600)
Decrease 20 basis points	600	600

(1)	See “Caution related to sensitivities” above.

(2)
The impact on net income attributed to shareholders assumes no gains or losses are realized on our AFS fixed income assets held in the surplus segment and excludes the impact arising from changes in off-balance sheet bond fund value arising from changes in credit spreads. The sensitivities assume that the participating policy funds are self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in corporate spreads.

(3)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business, investment markets and asset trading during the quarter. Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities.

(4)	Corporate spreads are assumed to grade to an expected long-term average over five years.

E	ACCOUNTING MATTERS AND CONTROLS

E1         Critical accounting and actuarial policies
Our significant accounting policies under IFRS are described in note 1 to our Consolidated Financial Statements for the year ended December 31, 2011.  The critical accounting policies and the estimation processes related to the determination of insurance contract liabilities, fair values of financial instruments, the application of derivative and hedge accounting, the determination of pension and other post-employment benefit obligations and expenses, and accounting for income taxes and uncertain tax positions are described on pages 65 to 73 of our 2011 Annual Report.

E2         Sensitivity of policy liabilities to changes in assumptions

When the assumptions underlying our determination of policy liabilities are updated to reflect recent and emerging experience or change in outlook, the result is a change in the value of policy liabilities which in turn affects income. The sensitivity of after-tax income to changes in asset related assumptions underlying policy liabilities is shown below, assuming that there is a simultaneous change in the assumption across all business units.

 Manulife Financial Corporation – Second Quarter 2012

For changes in asset related assumptions, the sensitivity is shown net of the corresponding impact on income of the change in the value of the assets supporting liabilities. In practice, experience for each assumption will frequently vary by geographic market and business and assumption updates are made on a business/geographic specific basis. Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes, changes in actuarial and investment return and future investment activity assumptions, actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors, and the general limitations of our internal models.

Most participating business is excluded from this analysis because of the ability to pass both favourable and adverse experience to the policyholders through the participating dividend adjustment.

Potential impact on annual net income attributed to shareholders arising from changes in policy liabilities asset related assumptions

C$ millions	Increase (decrease) in after-tax income
As at	June 30, 2012		March 31, 2012
Asset related assumptions updated periodically in valuation basis changes	Increase	Decrease	Increase	Decrease
100 basis point change in ultimate fixed income re-investment rates(1)	$1,700	$(2,100)	$1,700	$(1,800)
100 basis point change in future annual returns for public equities(2)	900	(800)	900	(800)
100 basis point change in future annual returns for other alternative assets(3)	4,600	(4,100)	4,000	(3,700)
100 basis point change in equity volatility assumption for stochastic segregated fund modeling(4)	(300)	300	(300)	300

(1)
Current URRs in Canada are 1.00% per annum and 3.00% per annum for short and long-term bonds, respectively, and in the U.S. are 0.80% per annum and 3.60% per annum for short and long-term bonds, respectively.  Since the URRs are based upon a five and ten year rolling average of government bond rates and the URR valuation assumptions are currently higher than the June 30, 2012 government bond rates, continuation of current rates or a further decline could have a material impact on net income.  However, for this sensitivity, we assume the URRs decline with full and immediate effect.

(2)
Expected long-term annual market growth assumptions for public equities pre-dividends for key markets are based on long-term historical observed experience and are 7.6% per annum in Canada, 8.0% per annum in the U.S., 5.2% per annum in Japan and 9.5% per annum in Hong Kong.  These returns are then reduced by margins for adverse deviation to determine net yields used in the valuation.  The amount includes the impact on both segregated fund guarantee reserves and on other policy liabilities. For a 100 basis point increase in expected growth rates, the impact from segregated fund guarantee reserves is $600 million (March 31, 2012 – $600 million).  For a 100 basis point decrease in expected growth rates, the impact from segregated fund guarantee reserves is $(600) million (March 31, 2012– $(600) million).

(3)
Other alternative assets include commercial real estate, timber and agricultural real estate, oil and gas, and private equities. The increase of $400 million in sensitivity from March 31, 2012 to June 30, 2012 is primarily related to the decline in fixed interest rates in the quarter and the appreciation in certain currencies against the Canadian dollar.

(4)
Volatility assumptions for public equities are based on long-term historic observed experience and are 18.05% per annum in Canada and 16.55% per annum in the U.S. for large cap public equities, and 18.35% per annum in Japan and 34.1% per annum in Hong Kong.

E3         Future accounting and reporting changes

There are a number of accounting and reporting changes issued under IFRS including those still under development by the International Accounting Standards Board (“IASB”) that will impact the Company beginning in 2013 and later. A summary of the most recently issued new accounting standards is as follows:

Topic	Effective date	Measurement / Presentation	Expected impact
Amendments to IFRS 10 “Consolidated Financial Statements”, IFRS 11 “Joint Arrangements” and IFRS 12 “Disclosure of Interests in Other Entities”	Jan 1, 2013	Disclosure	Not expected to have a significant impact.
Annual Improvements 2009-2011 Cycle	Jan 1, 2013	Measurement and disclosure	Not expected to have a significant impact.
IFRS 10, IFRS 11, IFRS 12 and amendments to IAS 27, and IAS 28 regarding consolidation, disclosures and related matters	Jan 1, 2013	Measurement and disclosure	Not expected to have a significant impact.
IFRS 13 “Fair Value Measurement”	Jan 1, 2013	Measurement and disclosure	Not expected to have a significant impact.
Amendments to IAS 1 “Presentation of Financial Statements”	Jan 1, 2013	Presentation	Not expected to have a significant impact.
Amendments to IAS 19 “Employee Benefits”	Jan 1, 2013	Measurement	Could have a material adverse effect on the financial statements and regulatory capital at transition and subsequently.
IFRS 9 “Financial Instruments”	Jan 1, 2015	Measurement	Currently assessing.

 Manulife Financial Corporation – Second Quarter 2012

Amendments to IFRS 10 “Consolidated Financial Statements”, IFRS 11 “Joint Arrangements” and IFRS 12 “Disclosure of Interests in Other Entities”

In June 2012, the IASB issued additional transition guidance for IFRS 10, IFRS 11 and IFRS 12 which clarifies that the date of initial application of these standards is January 1, 2013. Comparative disclosures are limited to the period that immediately precedes the first annual period of application and are not required for unconsolidated structured entities. It reiterates that IFRS 10 is retrospectively applicable, however, provides relief from retrospective adjustments where consolidation conclusions are unaffected by the adoption. These transition amendments are effective upon adoption of the amended standards on January 1, 2013 and will be applied to the Company’s 2013 financial statements. These amendments will not have a significant impact to the Company’s financial statements.

Annual Improvements 2009-2011 Cycle
In May 2012, the IASB issued minor amendments to five different standards as part of the Annual Improvements process. The amendments are effective January 1, 2013 and will be applied to the Company’s 2013 financial statements. None of these amendments are expected to have a material change to the classification, measurement or presentation of any items in the Company’s financial statements.

For additional information please refer to our 2011 Annual Report.

E4         Quarterly Financial Information

The following table provides summary information related to our eight most recently completed quarters:

As at and for the three months ended C$ millions, except per share amounts	Jun 30, 2012	Mar 31, 2012	Dec 31, 2011	Sep 30, 2011	Jun 30, 2011	Mar 31, 2011	Dec 31, 2010	Sep 30, 2010
Revenue
Premium income
Life and health insurance	$3,719	$3,473	$3,651	$3,490	$3,452	$3,593	$3,663	$3,568
Annuities and pensions	740	1,031	889	772	730	927	1,051	1,035
Net premium income prior to FDA coinsurance	$4,459	$4,504	$4,540	$4,262	$4,182	$4,520	$4,714	$4,603
Premiums ceded relating to FDA coinsurance(1)	(5,428)	-	-	-	-	-	-	-
Investment income	2,923	1,589	2,034	3,697	2,609	2,027	2,243	3,052
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and deposits(2)	7,297	(4,066)	1,360	13,491	2,266	(1,247)	(5,187)	4,027
Other revenue	2,045	1,790	1,765	2,005	1,708	1,764	1,650	1,565
Total revenue	$11,296	$3,817	$9,699	$23,455	$10,765	$7,064	$3,420	$13,247
Income (loss) before income taxes	$(481)	$1,290	$119	$(1,799)	$532	$1,296	$2,174	$(2,598)
Income tax (expense) recovery	194	(60)	(174)	615	(37)	(307)	(349)	421
Net income (loss)	$(287)	$1,230	$(55)	$(1,184)	$495	$989	$1,825	$(2,177)
Net income (loss) attributed to shareholders	$(300)	$1,206	$(69)	$(1,277)	$490	$985	$1,796	$(2,249)
Basic earnings (loss) per common share	$(0.18)	$0.66	$(0.05)	$(0.73)	$0.26	$0.54	$1.00	$(1.28)
Diluted earnings (loss) per common share, excluding convertible instruments	$(0.18)	$0.66	$(0.05)	$(0.73)	$0.26	$0.54	$1.00	$(1.28)
Diluted earnings (loss) per common share	$(0.18)	$0.62	$(0.05)	$(0.73)	$0.26	$0.53	$0.96	$(1.28)
Segregated funds deposits	$5,623	$6,294	$5,575	$5,109	$5,086	$5,919	$6,025	$5,347
Total assets	$479,607	$465,288	$462,102	$455,076	$427,597	$423,397	$424,767	$438,448
Weighted average common shares (in millions)	1,808	1,802	1,795	1,789	1,783	1,778	1,773	1,767
Diluted weighted average common shares, excluding convertible instruments (in millions)	1,808	1,804	1,795	1,789	1,786	1,781	1,776	1,767
Diluted weighted average common shares (in millions)	1,808	1,919	1,795	1,789	1,871	1,861	1,873	1,767
Dividends per common share	$0.13	$0.13	$0.13	$0.13	$0.13	$0.13	$0.13	$0.13
CDN$ to $1US – Statement of Financial Position	1.0191	0.9991	1.0170	1.0389	0.9643	0.9718	0.9946	1.0298
CDN$ to $1US – Statement of Operations	1.0105	1.0011	1.0232	0.9807	0.9679	0.9855	1.0128	1.0391
(1)	On June 29, 2012, the Company entered into a coinsurance agreement to insure 67% of the Company’s book value of its fixed deferred annuity business.

(2)
The volatility in realized/unrealized gains on assets supporting insurance and investment contract liabilities relates primarily to the impact of higher interest rates on bond and fixed income derivative positions as well as interest rate swaps supporting the dynamic hedge program. These items are mostly offset by gains reflected in the measurement of our policy obligations. For fixed income assets supporting insurance and investments contracts, equities supporting pass through products and derivatives related to variable hedging programs, the impact of realized/unrealized gains (losses) on the assets is largely offset in the change in insurance and investment contract liabilities.

 Manulife Financial Corporation – Second Quarter 2012

F         OTHER

F1	Quarterly dividend

On August 9, 2012, our Board of Directors approved a quarterly shareholders’ dividend of $0.13 per share on the common shares of MFC, payable on or after September 19, 2012 to shareholders of record at the close of business on August 21, 2012.

The Board also declared dividends on the following non-cumulative preferred shares, payable on or after September 19, 2012 to shareholders of record at the close of business on August 21, 2012.

Class A Shares Series 1 – $0.25625 per share	Class 1 Shares Series 1 – $0.35 per share
Class A Shares Series 2 – $0.29063 per share	Class 1 Shares Series 3 – $0.2625 per share
Class A Shares Series 3 – $0.28125 per share	Class 1 Shares Series 5 – $0.275 per share
Class A Shares Series 4 – $0.4125 per share	Class 1 Shares Series 7 – $0.2875 per share
Class 1 Shares Series 9 - $0.355616 per share

F2	Outstanding shares – selected information

Class A Shares Series 1

As at August 9, 2012, MFC had 14 million Class A Shares Series 1 (“Series 1 Preferred Shares”) outstanding at a price of $25.00 per share, for an aggregate amount of $350 million. The Series 1 Preferred Shares are non-voting and are entitled to non-cumulative preferential cash dividends payable quarterly, if and when declared, at a per annum rate of 4.10 per cent. With regulatory approval, the Series 1 Preferred Shares may be redeemed by MFC, in whole or in part, at declining premiums that range from $1.25 to nil per Series 1 Preferred Share, by either payment of cash or the issuance of MFC common shares. On or after December 19, 2015, the Series 1 Preferred Shares will be convertible at the option of the holder into MFC common shares, the number of which is determined by a prescribed formula, and is subject to the right of MFC prior to the conversion date to redeem for cash or find substitute purchasers for such preferred shares. The prescribed formula is the face amount of the Series 1 Preferred Shares divided by the greater of $2.00 and 95 per cent of the then market price of MFC common shares.

Common Shares

As at August 9, 2012 MFC had 1,815 million common shares outstanding.

F3         Performance and Non-GAAP Measures

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses.  Non-GAAP measures include: Net Income (Loss) Excluding the Direct Impact of Equity Markets and Interest Rates; Net Income Excluding Notable Items; Net Income in Accordance with U.S. GAAP; Total Equity in Accordance with U.S. GAAP; Diluted Earnings (Loss) per Share excluding Convertible Instruments; Return on Common Shareholders’ Equity; Constant Currency Basis; Deposits; Premiums and Deposits; Funds under Management; Capital; New Business Embedded Value; and Sales. Non-GAAP financial measures are not defined terms under GAAP and, therefore, with the exception of Net Income in Accordance with U.S. GAAP and Total Equity in Accordance with U.S. GAAP (which are comparable to the equivalent measures of issuers whose financial statements are prepared in accordance with U.S. GAAP), are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.

Net income (loss) excluding the direct impact of equity markets and interest rates is a non-GAAP profitability measure.  It shows what the net income (loss) attributed to shareholders would have been assuming that interest and equity markets performed as assumed in our policy valuation.  The direct impact of equity markets and interest rates is relative to our policy liability valuation assumptions and includes changes to the interest rate assumptions.  We also include gains and losses on the sale of AFS bonds as management may have the ability to partially offset the direct impacts of changes in interest rates reported in the liability segments.  We consider the gains or losses on the variable annuity business that is dynamically hedged to be an indirect impact, not a direct impact, of changes in equity markets and interest rates and accordingly, such gains and losses are reflected in this measure.

Net income excluding notable items is a non-GAAP profitability measure. It shows what the net income (loss) attributed to shareholders would have been assuming that interest and equity markets performed as assumed in our policy valuation and the notable items indicated in our press release announcing our 2012 second quarter results had not occurred.

Net income in accordance with U.S. GAAP is a non-GAAP profitability measure.  It shows what the net income would have been if the Company had applied U.S. GAAP as its primary financial reporting basis.  We consider this to be a relevant profitability measure given our large U.S. domiciled investor base and for comparability to our U.S. peers who report under U.S. GAAP.

Total equity in accordance with U.S. GAAP is a non-GAAP measure.  It shows what the total equity would have been if the Company had applied U.S. GAAP as its primary financial reporting basis.  We consider this to be a relevant measure given our large U.S. domiciled investor base and for comparability to our U.S. peers who report under U.S. GAAP.

Diluted earnings (loss) per share excluding convertible instruments, is a non-GAAP measure.  It shows diluted earnings (loss) per share excluding the dilutive effect of convertible instruments.

The following is a reconciliation of the denominator (weighted average number of common shares) in the calculation of basic and diluted earnings per share.

 Manulife Financial Corporation – Second Quarter 2012

	June 30,
For the quarter ended in millions	2012	2011
Weighted average number of actual common shares outstanding	1,808	1,783
Dilutive number of shares for stock-based awards	-	3
Weighted average number of common shares used to calculate diluted earnings per share, excluding convertible instruments	1,808	1,786
Dilutive number of shares for convertible instruments	-	85
Weighted average number of common shares used in the diluted earnings per share calculation	1,808	1,871

Return on common shareholders’ equity (“ROE”) is a non-GAAP profitability measure that presents the net income available to common shareholders as a percentage of the capital deployed to earn the income.  The Company calculates return on common shareholders’ equity using average common shareholders’ equity excluding Accumulated Other Comprehensive Income (Loss) (“AOCI”) on AFS securities and cash flow hedges.

Return on common shareholders’ equity	Quarterly results
C$ millions	2Q 2012	1Q 2012	2Q 2011
Common shareholders’ net income (loss)	$(328)	$1,182	$468
Opening total equity attributed to common shareholders	$23,072	$22,402	$22,919
Closing total equity attributed to common shareholders	$23,070	$23,072	$23,201
Weighted average total equity available to common shareholders	$23,071	$22,737	$23,060
Opening AOCI on AFS securities and cash flow hedges	$198	$13	$255
Closing AOCI on AFS securities and cash flow hedges	$163	$198	$259
Adjustment for average AOCI	$(181)	$(106)	$(257)
Weighted average total equity attributed to common shareholders excluding average AOCI adjustment	$22,890	$22,631	$22,803
ROE based on weighted average total equity attributed to common shareholders (annualized)	(5.7)%	20.9%	8.1%
ROE based on weighted average total equity attributed to common shareholders excluding average AOCI adjustment (annualized)	(5.8)%	21.0%	8.2%

The Company also uses financial performance measures that are prepared on a constant currency basis, which exclude the impact of currency fluctuations and which are non-GAAP measures.  Quarterly amounts stated on a constant currency basis in this report are calculated, as appropriate, using the income statement and balance sheet exchange rates effective for the second quarter of 2012.

Premiums and deposits is a non-GAAP measure of top line growth.  The Company calculates premiums and deposits as the aggregate of (i) general fund premiums, net of reinsurance, reported as premiums on the Consolidated Statement of Income, (ii) premium equivalents for administration only group benefit contracts, (iii) premiums in the Canadian Group Benefits reinsurance ceded agreement, (iv) segregated fund deposits, excluding seed money, (v) mutual fund deposits, (vi) deposits into institutional advisory accounts, and (vii) other deposits in other managed funds.

 Manulife Financial Corporation – Second Quarter 2012

Premiums and deposits	Quarterly results
C$ millions	2Q 2012	1Q 2012	2Q 2011
Net premium income	$(969)	$4,504	$4,182
Deposits from policyholders	5,623	6,294	5,086
Premiums and deposits per financial statements	$4,654	$10,798	$9,268
Add back premiums ceded relating to FDA coinsurance	5,428	-	-
Investment contract deposits	43	70	41
Mutual fund deposits	4,337	4,054	4,883
Institutional advisory account deposits	894	368	909
ASO premium equivalents	725	715	663
Group benefits ceded premiums	1,313	970	933
Other fund deposits	93	165	240
Total premiums and deposits	$17,487	$17,140	$16,937
Currency impact	-	82	537
Constant currency premiums and deposits	$17,487	$17,222	$17,474

Funds under management is a non-GAAP measure of the size of the Company.  It represents the total of the invested asset base that the Company and its customers invest in.

Funds under management	Quarterly results
C$ millions	2Q 2012	1Q 2012	2Q 2011
Total invested assets	$227,939	$223,837	$202,341
Total segregated funds net assets	203,563	205,953	198,797
Funds under management per financial statements	$431,502	$429,790	$401,138
Mutual funds	53,821	53,411	51,212
Institutional advisory accounts (excluding segregated funds)	21,805	21,758	21,745
Other funds	6,663	6,684	6,579
Total fund under management	$513,791	$511,643	$480,674
Currency impact	-	8,386	19,901
Constant currency funds under management	$513,791	$520,029	$500,575

Capital The definition we use for capital, a non-GAAP measure, serves as a foundation of our capital management activities at the MFC level.  For regulatory reporting purposes, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines used by OSFI.  Capital is calculated as the sum of (i) total equity excluding AOCI on cash flow hedges and (ii) liabilities for preferred shares and capital instruments.

Capital	Quarterly results
C$ millions	2Q 2012	1Q 2012	2Q 2011
Total equity	$26,085	$25,824	$25,381
Add AOCI loss on cash flow hedges	73	52	55
Add liabilities for preferred shares and capital instruments	3,511	4,501	3,439
Total Capital	$29,669	$30,377	$28,875

New business embedded value (“NBEV”) is the change in shareholders’ economic value as a result of sales in the reporting period. NBEV is calculated as the present value of expected future earnings, after the cost of capital, on actual new business sold in the period using future mortality, morbidity, policyholder behaviour, expense and investment assumptions that are consistent with the assumptions used in the valuation of our policy liabilities.

The principal economic assumptions used in the NBEV calculations in the second quarter were as follows:

	Canada	U.S.	Hong Kong	Japan
MCCSR ratio	150%	150%	150%	150%
Discount rate	8.50%	8.50%	9.25%	6.25%
Jurisdictional income tax rate	26%	35%	16.50%	33%
Foreign exchange rate	n/a	0.9991	0.1287	0.0125
Yield on surplus assets	4.50%	4.50%	4.50%	2.00%

 Manulife Financial Corporation – Second Quarter 2012

Sales are measured according to product type:

For total individual insurance, sales include 100 per cent of new annualized premiums and 10 per cent of both excess and single premiums. For individual insurance, new annualized premiums reflect the annualized premium expected in the first year of a policy that requires premium payments for more than one year.  Sales are reported gross before the impact of reinsurance.  Single premium is the lump sum premium from the sale of a single premium product, e.g., travel insurance.

For group insurance, sales include new annualized premiums and administrative services only premium equivalents on new cases, as well as the addition of new coverages and amendments to contracts, excluding rate increases.

For individual wealth management contracts, all new deposits are reported as sales. This includes individual annuities, both fixed and variable; variable annuity products; mutual funds; college savings 529 plans; and authorized bank loans and mortgages.

For group pensions/retirement savings, sales of new regular premiums and deposits reflect an estimate of expected deposits in the first year of the plan with the Company. Single premium sales reflect the assets transferred from the previous plan provider. Sales include the impact of the addition of a new division or of a new product to an existing client. Total sales include both new regular and single premiums and deposits.

F4           Caution regarding forward-looking statements

From time to time, MFC makes written and/or oral forward-looking statements, including in this document.  In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others.  All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements in this document include, but are not limited to, statements with respect to our 2015 management objectives for earnings, management objectives with respect to hedging equity markets and interest rate risks, potential future charges related to fixed income URR assumptions if current low interest rates persist, the estimated impact of new equity calibration parameters and policyholder behaviour assumptions for guaranteed variable annuity and segregated funds, and the estimated third quarter 2012 charge related to the 2012 annual review of actuarial methods and assumptions.  The forward-looking statements in this document also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way. Certain material factors or assumptions are applied in making forward-looking statements, including in the case of our 2015 management objectives for earnings and return on equity, the assumptions described under “Key Planning Assumptions and Uncertainties” in our 2011 Annual Report and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: the factors identified in “Key Planning Assumptions and Uncertainties” in our 2011 Annual Report; general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of valuation allowances against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behavior; the accuracy of other estimates used in applying accounting policies and actuarial methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified as available for sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems; environmental concerns; and our ability to protect our intellectual property and exposure to claims of infringement. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the body of this document as well as under “Risk Factors” in our most recent Annual Information Form, under “Risk Management”, “Risk Management and Risk Factors” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent annual report, under “Risk Management and Risk Factors Update” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent interim report, in the “Risk Management” note to consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators. The forward-looking statements in this documents are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations as well as our objectives and strategic priorities, and may not be appropriate for other purposes.  We do not undertake to update any forward-looking statements, except as required by law.

 Manulife Financial Corporation – Second Quarter 2012

Consolidated Statements of Financial Position

As at (Canadian $ in millions, unaudited)	June 30, 2012	December 31, 2011
ASSETS
Cash and short-term securities	$13,008	$12,813
Securities
Bonds	120,692	120,487
Stocks	10,717	10,243
Loans
Mortgages	34,737	35,023
Private placements	19,840	20,294
Policy loans	6,895	6,827
Bank loans	2,251	2,288
Real estate	8,136	7,466
Other invested assets	11,663	11,079
Total invested assets (note 4)	$227,939	$226,520
Other assets
Accrued investment income	$1,806	$1,802
Outstanding premiums	966	781
Derivatives (note 5)	16,772	15,472
Reinsurance assets (note 6)	16,548	10,728
Deferred tax asset	1,962	1,757
Goodwill and intangible assets	5,423	5,442
Miscellaneous	4,628	3,542
Total other assets	$48,105	$39,524
Segregated funds net assets (note 15)	$203,563	$196,058
Total assets	$479,607	$462,102
LIABILITIES and EQUITY
Liabilities
Policy liabilities (note 7)
Insurance contract liabilities	$198,650	$190,366
Investment contract liabilities	2,509	2,540
Bank deposits	18,823	18,010
Derivatives (note 5)	7,975	7,627
Deferred tax liability	763	766
Other liabilities	12,227	12,341
	$240,947	$231,650
Long-term debt	5,501	5,503
Liabilities for preferred shares and capital instruments (note 10)	3,511	4,012
Segregated funds net liabilities (note 15)	203,563	196,058
Total liabilities	$453,522	$437,223
Equity
Issued share capital
Preferred shares (note 11)	$2,301	$1,813
Common shares (note 11)	19,723	19,560
Contributed surplus	258	245
Shareholders’ retained earnings	2,883	2,501
Shareholders’ accumulated other comprehensive income (loss)
On available-for-sale securities	236	104
On cash flow hedges	(73)	(91)
On translation of foreign operations	43	83
Total shareholders’ equity	$25,371	$24,215
Participating policyholders’ equity	233	249
Non-controlling interest in subsidiaries	481	415
Total equity	$26,085	$24,879
Total liabilities and equity	$479,607	$462,102

The accompanying notes are an integral part of these consolidated financial statements.

Donald A. Guloien	Gail Cook-Bennett
President and Chief Executive Officer	Chair of the Board of Directors

 Manulife Financial Corporation – Second Quarter 2012

Consolidated Statements of Income (Loss)
For the	three months ended June 30		six months ended June 30
(Canadian $ in millions except per share amounts, unaudited)	2012	2011	2012	2011
Revenue
Premium income
Gross premiums	$6,424	$5,745	$12,623	$11,837
Premiums ceded to reinsurers	(1,965)	(1,563)	(3,660)	(3,135)
Net premium income prior to FDA coinsurance	$4,459	$4,182	$8,963	$8,702
Premiums ceded relating to FDA coinsurance (note 6)	(5,428)	-	(5,428)	-
	$(969)	$4,182	$3,535	$8,702
Investment income
Investment income	$2,923	$2,609	$4,512	$4,636
Realized and unrealized gains on assets supporting insurance and investment contract liabilities	7,297	2,266	3,231	1,019
Net investment income	$10,220	$4,875	$7,743	$5,655
Other revenue	$2,045	$1,708	$3,835	$3,472
Total revenue	$11,296	$10,765	$15,113	$17,829
Contract benefits and expenses
To contract holders and beneficiaries
Death, disability and other claims	$2,409	$2,231	$4,875	$4,807
Maturity and surrender benefits	1,163	1,431	2,407	2,689
Annuity payments	807	723	1,603	1,502
Policyholder dividends and experience rating refunds	286	276	560	545
Net transfers from segregated funds	(229)	(64)	(387)	(22)
Change in insurance contract liabilities	11,770	4,239	8,361	3,873
Change in investment contract liabilities	12	(41)	54	(17)
Ceded benefits and expenses	(1,543)	(1,110)	(2,907)	(2,333)
Change in reinsurance assets (note 6)	(5,664)	23	(5,659)	(72)
Net benefits and claims	$9,011	$7,708	$8,907	$10,972
General expenses	1,114	964	2,159	1,921
Investment expenses	259	240	510	478
Commissions	1,000	932	1,976	1,904
Interest expense	314	327	602	608
Net premium taxes	79	62	150	118
Total contract benefits and expenses	$11,777	$10,233	$14,304	$16,001
Income (loss) before income taxes	$(481)	$532	$809	$1,828
Income tax (expense) recovery	194	(37)	134	(344)
Net income (loss)	$(287)	$495	$943	$1,484
Net income (loss) attributed to:
Non-controlling interest in subsidiaries	$44	$4	$53	$9
Participating policyholders	(31)	1	(16)	-
Shareholders	(300)	490	906	1,475
	$(287)	$495	$943	$1,484
Net income (loss) attributed to shareholders	$(300)	$490	$906	$1,475
Preferred share dividends	(28)	(22)	(52)	(42)
Common shareholders’ net income (loss)	$(328)	$468	$854	$1,433

EARNINGS (LOSS) PER SHARE
Weighted average number of common shares outstanding (in millions)	1,808	1,783	1,805	1,781
Weighted average number of diluted common shares outstanding (in millions)	1,808	1,871	1,924	1,866
Basic earnings (loss) per common share	$(0.18)	$0.26	$0.47	$0.80
Diluted earnings (loss) per common share	$(0.18)	$0.26	$0.46	$0.79
Dividends per common share	$0.13	$0.13	$0.26	$0.26

  The accompanying notes are an integral part of these consolidated financial statements.

 Manulife Financial Corporation – Second Quarter 2012

Consolidated Statements of Comprehensive Income
For the	three months ended June 30		six months ended June 30
(Canadian $ in millions, unaudited)	2012	2011	2012	2011
Net income (loss)	$(287)	$495	$943	$1,484
Other comprehensive income (loss), net of tax
Change in unrealized foreign exchange gains (losses) on
Translation of foreign operations	$541	$(55)	$(43)	$(615)
Net investment hedges	(28)	11	2	14
Change in unrealized gains (losses) on available-for-sale financial securities
Unrealized gains (losses) arising during the period	164	96	230	(1)
Reclassification of realized gains and impairments to net income	(173)	(99)	(95)	(25)
Changes in unrealized gains (losses) on derivative instruments designated as cash flow hedges
Unrealized gains (losses) arising during the period	(31)	(4)	8	(5)
Reclassification of realized losses to net income	2	2	4	4
Share of other comprehensive income (loss) of associates	(3)	7	(3)	7
Other comprehensive income (loss), net of tax	$472	$(42)	$103	$(621)
Total comprehensive income	$185	$453	$1,046	$863
Total comprehensive income (loss) attributed to:
Non-controlling interest	$37	$2	$46	$8
Participating policyholders	(31)	1	(16)	-
Shareholders	179	450	1,016	855

Income Taxes Included in Other Comprehensive Income (Loss)
For the	three months ended June 30		six months ended June 30
(Canadian $ in millions, unaudited)	2012	2011	2012	2011
Income tax expense (recovery)
Change in unrealized foreign exchange gains (losses)
Income tax expense (recovery) on translation of foreign operations	$2	$(1)	$-	$(3)
Income tax expense (recovery) on net investment hedges	(10)	(7)	1	2
Change in unrealized gains (losses) on available-for-sale financial securities
Income tax expense from unrealized gains/losses arising during the period	44	34	74	3
Income tax expense related to reclassification of realized gains/losses and recoveries/impairments to net income	(30)	(38)	(10)	(2)
Changes in unrealized gains (losses) on derivative instruments designated as cash flow hedges
Income tax expense (recovery) from unrealized gains/losses arising during the period	(1)	-	13	3
Income tax recovery related to reclassification of realized losses to net income	1	1	2	2
Income tax expense (recovery) on share of other comprehensive income (loss) of associates	(1)	4	(1)	4
Total income tax expense (recovery)	$5	$(7)	$79	$9

The accompanying notes are an integral part of these consolidated financial statements.

 Manulife Financial Corporation – Second Quarter 2012

Consolidated Statements of Changes in Equity
For the six months ended June 30,
(Canadian $ in millions, unaudited)	2012	2011
Preferred shares
Balance, beginning of period	$1,813	$1,422
Issued during the period (note 11)	500	200
Issuance costs, net of tax	(12)	(4)
Balance, end of period	$2,301	$1,618
Common shares
Balance, beginning of period	$19,560	$19,254
Issued on exercise of stock options and deferred share units	-	2
Issued under dividend reinvestment and share purchase plans	163	157
Balance, end of period	$19,723	$19,413
Contributed surplus
Balance, beginning of period	$245	$222
Exercise of stock options and deferred share units	1	-
Stock option expense	12	12
Balance, end of period	$258	$234
Shareholders’ retained earnings
Balance, beginning of period	$2,501	$3,393
Net income attributed to shareholders	906	1,475
Preferred share dividends	(52)	(42)
Common share dividends	(472)	(466)
Balance, end of period	$2,883	$4,360
Shareholders’ accumulated other comprehensive income (loss) (“AOCI”)
Balance, beginning of period	$96	$(186)
Change in unrealized foreign exchange gains/losses of net foreign operations	(40)	(601)
Change in unrealized gains/losses on available-for-sale financial securities	135	(26)
Change in unrealized gains/losses on derivative instruments designated as cash flow hedges	18	-
Share of other comprehensive income (loss) of associates	(3)	7
Balance, end of period	$206	$(806)

Total shareholders’ equity, end of period	$25,371	$24,819
Participating policyholders’ equity
Balance, beginning of period	$249	$160
Net loss attributed to participating policyholders	(16)	-
Balance, end of period	$233	$160
Non-controlling interest
Balance, beginning of period	$415	$410
Net income attributed to non-controlling interest	53	9
Other comprehensive loss attributed to non-controlling interest	(7)	(1)
Contributions (distributions), net	20	(16)
Balance, end of period	$481	$402
Total equity, end of period	$26,085	$25,381

The accompanying notes are an integral part of these consolidated financial statements

 Manulife Financial Corporation – Second Quarter 2012

Consolidated Statements of Cash Flows
For the six months ended June 30,
(Canadian $ in millions, unaudited)	2012	2011
Operating activities
Net income	$943	$1,484
Adjustments for non-cash items in net income:
Increase in insurance contract liabilities	8,361	3,873
Increase (decrease) in investment contract liabilities	54	(17)
Increase in reinsurance assets, net of premiums ceded relating to FDA coinsurance (note 6)	(231)	(72)
Amortization of premium/discount on invested assets	21	11
Other amortization	187	158
Net realized and unrealized losses including impairments	(2,997)	(1,041)
Deferred income tax (recovery) expense	(251)	299
Stock option expense	12	12
Net income adjusted for non-cash items	$6,099	$4,707
Changes in policy related and operating receivables and payables	234	66
Cash provided by operating activities	$6,333	$4,773
Investing activities
Purchases and mortgage advances	$(37,874)	$(34,201)
Disposals and repayments	32,717	30,812
Changes in investment broker net receivables and payables	(1,121)	422
Cash used in investing activities	$(6,278)	$(2,967)
Financing activities
Decrease in repurchase agreements and securities sold but not yet purchased	$(511)	$(582)
Repayment of long-term debt	-	(220)
Issue of capital instruments, net	497	-
Repayment of capital instruments	(1,000)	(550)
Net redemption of investment contract liabilities	(88)	(342)
Funds (redeemed) borrowed, net	(3)	35
Secured borrowings from securitization transactions	250	-
Change in bank deposits, net	822	1,100
Shareholder dividends paid in cash	(361)	(351)
Contributions (distributions) from non-controlling interest, net	20	(16)
Common shares issued, net	-	2
Preferred shares issued, net	488	196
Cash provided by (used in) financing activities	$114	$(728)
Cash and short-term securities
Increase during the period	$169	$1,078
Effect of foreign exchange rate changes on cash and short-term securities	2	(168)
Balance, beginning of period	12,280	11,322
Balance, end of period	$12,451	$12,232
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	$12,813	$11,849
Net payments in transit, included in other liabilities	(533)	(527)
Net cash and short-term securities, beginning of period	$12,280	$11,322
End of period
Gross cash and short-term securities	$13,008	$12,823
Net payments in transit, included in other liabilities	(557)	(591)
Net cash and short-term securities, end of period	$12,451	$12,232
Supplemental disclosures on cash flow information:
Interest received	$4,323	$4,128
Interest paid	$541	$522
Income taxes paid	$253	$102

  The accompanying notes are an integral part of these consolidated financial statements.

 Manulife Financial Corporation – Second Quarter 2012

Notes to Consolidated Interim Financial Statements

(Canadian $ in millions except per share amounts or unless otherwise stated, unaudited)

Note 1 Nature of Operations and Significant Accounting Policies

(a)	Reporting entity
Manulife Financial Corporation (“MFC”) is a publicly traded life insurance company and the holding company of The Manufacturers Life Insurance Company (“MLI”), a Canadian life insurance company, and John Hancock Reassurance Company, Ltd. (“JHRECO”), a Bermuda reinsurance company.  MFC and its subsidiaries (collectively, “Manulife Financial” or the “Company”) is a leading Canada-based financial services group with principal operations in Asia, Canada and the United States. Manulife Financial’s international network of employees, agents and distribution partners offers financial protection and wealth management products and services to millions of clients as well as asset management services to institutional customers. The Company operates as Manulife Financial in Canada and Asia and primarily as John Hancock in the United States.

(b)	Basis of presentation
MFC is domiciled in Canada and incorporated under the Insurance Companies Act (Canada) (“ICA”).  These Consolidated Interim Financial Statements have been prepared on a condensed basis in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”) and the accounting requirements of the Office of the Superintendent of Financial Institutions, Canada (“OSFI”).  None of the accounting requirements of OSFI are exceptions to International Financial Reporting Standards (“IFRS”). Management has determined that the consolidated financial statements presented present fairly the entity’s financial position, financial performance and cash flows.

These Consolidated Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2011 and the accompanying notes included on pages 87 to 183 of the Company’s 2011 Annual Report.

These Consolidated Interim Financial Statements of MFC as at and for the six months ended June 30, 2012 were authorized for issue by the Board of Directors on August 9, 2012.

Note 2 Future Accounting and Reporting Changes

(a)	Amendments to IFRS 10 “Consolidated Financial Statements”, IFRS 11 “Joint Arrangements” and IFRS 12 “Disclosure of Interests in Other Entities”

In June 2012, the IASB issued additional transition guidance for IFRS 10, IFRS 11 and IFRS 12 which clarifies that the date of initial application of these standards is January 1, 2013. Comparative disclosures are limited to the period that immediately precedes the first annual period of application and are not required for unconsolidated structured entities. It reiterates that IFRS 10 is retrospectively applicable; however, it provides for relief from retrospective adjustments where consolidation conclusions are unaffected by the adoption. These transition amendments are effective upon adoption of the amended standards on January 1, 2013 and will be applied to the Company’s 2013 financial statements. These amendments will not have a significant impact to the Company’s financial statements.

(b)	Annual Improvements 2009-2011 Cycle
In May 2012, the IASB issued minor amendments to five different standards as part of the Annual Improvements process. The amendments are effective January 1, 2013 and will be applied to the Company’s 2013 financial statements. None of these amendments are expected to have a material change to the classification, measurement or presentation of any items in the Company’s financial statements.

Note 3 Disposition

On July 18, 2011, the Company entered into an agreement with Pacific Life Insurance Company (“Pacific Life”) to sell its life retrocession business. The transaction closed on August 31, 2011. The transaction was structured as reinsurance agreements between Pacific Life and the Company, in which the actuarial liabilities and related operating assets were transferred to Pacific Life. The net cash payment to Pacific Life was $704 in lieu of transferring the invested assets backing the actuarial liabilities. Under the terms of the agreement, the Company transferred the infrastructure (including information technology systems and workforce) required to administer the life retrocession business to Pacific Life.

 Manulife Financial Corporation – Second Quarter 2012

Note 4 Invested Assets

(a)	Carrying values and fair values of invested assets

As at June 30, 2012	Fair-value-through-profit-and-loss	Available- for-sale	Other	Total carrying value	Total fair value
Cash and short-term securities(1)	$622	$9,619	$2,767	$13,008	$13,008
Bonds(2)
Canadian government & agency	12,545	4,299	-	16,844	16,844
U.S. government & agency(3)	18,519	8,310	-	26,829	26,829
Other government & agency	12,174	1,956	-	14,130	14,130
Corporate	53,440	5,068	-	58,508	58,508
Mortgage/asset-backed securities	3,909	472	-	4,381	4,381
Stocks(4)	9,201	1,516	-	10,717	10,717
Loans
Mortgages(5)	-	-	34,737	34,737	36,931
Private placements(6)	-	-	19,840	19,840	22,005
Policy loans(7)	-	-	6,895	6,895	6,895
Bank loans(5)	-	-	2,251	2,251	2,258
Real estate(8)
Own use property	-	-	818	818	1,330
Investment property	-	-	7,318	7,318	7,318
Other invested assets(9)	4,379	132	7,152	11,663	11,962
Total invested assets	$114,789	$31,372	$81,778	$227,939	$233,116

As at December 31, 2011
Cash and short-term securities(1)	$568	$8,473	$3,772	$12,813	$12,813
Bonds(2)
Canadian government & agency	11,030	5,517	-	16,547	16,547
U.S. government & agency(3)	20,108	7,904	-	28,012	28,012
Other government & agency	10,318	1,844	-	12,162	12,162
Corporate	53,091	5,017	-	58,108	58,108
Mortgage/asset-backed securities	5,135	523	-	5,658	5,658
Stocks(4)	8,778	1,465	-	10,243	10,243
Loans
Mortgages(5)	-	-	35,023	35,023	37,062
Private placements(6)	-	-	20,294	20,294	22,191
Policy loans(7)	-	-	6,827	6,827	6,827
Bank loans(5)	-	-	2,288	2,288	2,299
Real estate(8)
Own use property	-	-	831	831	1,260
Investment property	-	-	6,635	6,635	6,635
Other invested assets(9)	4,062	121	6,896	11,079	11,390
Total invested assets	$113,090	$30,864	$82,566	$226,520	$231,207

(1)
Fair values of short-term securities are determined using appropriate prevailing interest rates and credit spreads. This includes short -term securities (i.e., maturities of less than one year at acquisition) amounting to $4,157 (December 31, 2011 – $2,994) and cash equivalents (i.e., maturities of less than 90 days at acquisition) amounting to $6,084 (December 31, 2011 – $6,047).

(2)
Fair values for bonds, including corporate, U.S. Treasury and municipal securities, are based on quoted market prices when available. When market prices are not available, fair value is generally estimated using discounted cash flow analyses, incorporating current market inputs for similar financial instruments with comparable terms and credit quality (matrix pricing). The significant inputs into these models include, but are not limited to, yield curves, credit risks and spreads, measures of volatility and prepayment rates. Total bonds include securities which are deemed to be short-term securities and cash equivalents of $1,045 and nil respectively (December 31, 2011 – $520 and $6 respectively).

(3)	U.S. government & agency bonds include $5,857 of state issued securities (December 31, 2011 – $5,541).

(4)	Fair values for stocks are determined with reference to quoted market prices.

(5)
Fair values of fixed-rate mortgages and bank loans are determined by discounting the expected future cash flows at market interest rates for mortgages with similar remaining terms and credit risks. Fair values for the majority of variable-rate mortgages and bank loans are assumed to equal their carrying values since there are no fixed spreads. Where a variable rate mortgage has a fixed spread above the benchmark rate, the mortgages are valued using current market spreads for equivalently rated borrowers.

(6)
Fair values of private placements are based on valuation techniques and assumptions which reflect changes in interest rates and changes in the creditworthiness of individual borrowers which have occurred since the investments were originated.  The assumptions are based primarily on market observable data.  Fair values also reflect any applicable provision for credit loan losses.

(7)	Policy loans are carried at amortized cost. As policy loans are fully collateralized by their cash surrender values and can be repaid at any time, their carrying values approximate their fair values.

 Manulife Financial Corporation – Second Quarter 2012

(8)
Fair values of investment property real estate are determined by qualified independent external appraisals using a variety of techniques including discounted cash flows, income capitalization approaches and comparable sales analysis. These appraisals incorporate relevant market evidence, where available.  Own use real estate properties are carried on a cost basis with carrying values adjusted for accumulated depreciation and any accumulated impairment losses.

(9)
Other invested assets include private equity (14% at June 30, 2012 and 13% at December 31, 2011) and fixed income investments held primarily in power and infrastructure (24% at June 30, 2012 and 23% at December 31, 2011), oil and gas (11% at June 30, 2012 and 12% at December 31, 2011), and timber and agriculture sectors (21% at June 30, 2012 and 21% at December 31, 2011) as well as investments in leveraged leases (22% at June 30, 2012 and 23% at December 31, 2011).  Fair values of these investments are estimated based on best available information which is generally not market observable. This may include external appraisals, various valuation techniques used by external managers as well as internal valuations using a variety of techniques including discounted cash flows, earnings multiple of comparable companies and comparable sales analyses.  Leveraged leases are carried at values taking into account the present value of future cash flows from the net investment.

(b)	Bonds and stocks classified as fair-value-through-profit-and-loss (“FVTPL”)
The FVTPL classification was elected for securities backing insurance and investment contract liabilities in order to substantially reduce an accounting mismatch arising from changes in the value of these assets and changes in the value recorded for the related insurance and investment contract liabilities. There would otherwise be a mismatch if the available-for-sale (“AFS”) classification was selected because changes in insurance and investment contract liabilities are reflected in net income rather than in other comprehensive income (“OCI”).

Gains (losses) on bonds and stocks classified as FVTPL

	three months ended June 30		six months ended June 30
For the	2012	2011	2012	2011
Bonds	$3,169	$1,353	$1,924	$633
Stocks	(381)	(175)	333	65
Other invested assets – private stocks	46	115	59	84

(c)        Bonds and stocks classified as AFS

The Company’s investments in bonds and stocks classified as AFS are summarized below.

As at June 30, 2012	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Bonds
Canadian government & agency	$4,270	$203	$(174)	$4,299
U.S. government & agency	8,198	140	(28)	8,310
Other government & agency	1,903	57	(4)	1,956
Corporate	4,870	264	(66)	5,068
Mortgage/asset-backed securities	488	23	(39)	472
Total bonds	$19,729	$687	$(311)	$20,105
Stocks(1)	1,572	50	(106)	1,516
Other invested assets – private stocks	120	24	(12)	132
Total bonds and stocks	$21,421	$761	$(429)	$21,753

As at December 31, 2011
Bonds
Canadian government & agency	$5,546	$226	$(255)	$5,517
U.S. government & agency	7,758	154	(8)	7,904
Other government & agency	1,813	38	(7)	1,844
Corporate	4,867	229	(79)	5,017
Mortgage/asset-backed securities	572	22	(71)	523
Total bonds	$20,556	$669	$(420)	$20,805
Stocks(1)	1,577	41	(153)	1,465
Other invested assets – private stocks	119	13	(11)	121
Total bonds and stocks	$22,252	$723	$(584)	$22,391

(1) The largest single issuer represented 10% (December 31, 2011 – 9%) of the fair value of stocks classified as AFS.

A tax expense of $89 (December 31, 2011 – $26) reduces the pre-tax net unrealized gain of $332 (December 31, 2011 – $139) above to $243 (December 31, 2011 – $113).

 Manulife Financial Corporation – Second Quarter 2012

Securities that are designated as AFS are not actively traded but sales do occur as circumstances warrant.  Such sales result in a reclassification of any accumulated unrealized gain (loss) in accumulated other comprehensive income (“AOCI”) to net income as a realized gain (loss). The table below sets out the movement in unrealized gains (losses) on AFS securities during the quarter. In determining gains and losses on sale and transfer of AFS assets, cost is determined at the security lot level.

Sales of AFS securities

	three months ended June 30		six months ended June 30
For the	2012	2011	2012	2011
Sale of bonds
Sale proceeds	$9,504	$9,241	$13,695	$11,452
Gross gains	494	326	553	333
Gross losses	(274)	(195)	(430)	(324)
Sale of stocks
Sale proceeds	455	293	698	883
Gross gains	42	51	65	104
Gross losses	(35)	(13)	(49)	(27)
Sale of other invested assets – private stocks
Sale proceeds	-	1	-	25
Gross gains	-	-	-	3
Gross losses	-	(2)	-	(2)
Sale of short-term securities
Sale proceeds	1,612	1,762	3,502	3,212
Gross gains	-	-	-	-
Gross losses	-	-	-	-

Unrealized losses on AFS securities
The Company monitors its portfolio of AFS securities on an ongoing basis to identify impairments based on objective evidence.  Analysis is conducted at the individual security lot level and includes an assessment of a significant or prolonged decline in the fair value of an individual security lot below its cost. The following table presents the Company’s unrealized loss aging for total bonds and stocks classified as AFS, by investment type and length of time the security was in a continuous unrealized loss position.

	Less than 12 months			12 months or more			Total
As at June 30, 2012	Amortized cost	Fair value	Unrealized losses	Amortized cost	Fair value	Unrealized losses	Amortized cost	Fair value	Unrealized losses
Bonds
Canadian government & agency	$1,021	$981	$(40)	$1,056	$922	$(134)	$2,077	$1,903	$(174)
U.S. government & agency	5,145	5,117	(28)	-	-	-	5,145	5,117	(28)
Other government & agency	369	365	(4)	6	6	-	375	371	(4)
Corporate	1,049	1,035	(14)	330	278	(52)	1,379	1,313	(66)
Mortgage/asset-backed securities	98	77	(21)	74	56	(18)	172	133	(39)
Total bonds	$7,682	$7,575	$(107)	$1,466	$1,262	$(204)	$9,148	$8,837	$(311)
Stocks	724	646	(78)	184	156	(28)	908	802	(106)
Other invested assets – private stocks	1	1	-	58	46	(12)	59	47	(12)
Total bonds and stocks	$8,407	$8,222	$(185)	$1,708	$1,464	$(244)	$10,115	$9,686	$(429)

As at December 31, 2011
Bonds
Canadian government & agency	$1,474	$1,419	$(55)	$1,490	$1,290	$(200)	$2,964	$2,709	$(255)
U.S. government & agency	1,031	1,023	(8)	1	1	-	1,032	1,024	(8)
Other government & agency	649	643	(6)	18	17	(1)	667	660	(7)
Corporate	1,180	1,144	(36)	321	278	(43)	1,501	1,422	(79)
Mortgage/asset-backed securities	46	44	(2)	212	143	(69)	258	187	(71)
Total bonds	$4,380	$4,273	$(107)	$2,042	$1,729	$(313)	$6,422	$6,002	$(420)
Stocks	1,058	905	(153)	2	2	-	1,060	907	(153)
Other invested assets – private stocks	1	1	-	57	46	(11)	58	47	(11)
Total bonds and stocks	$5,439	$5,179	$(260)	$2,101	$1,777	$(324)	$7,540	$6,956	$(584)
 Manulife Financial Corporation – Second Quarter 2012

At June 30, 2012, there were 469 (December 31, 2011 – 507) AFS bonds with an aggregate gross unrealized loss of $311 (December 31, 2011 – $420), of which the single largest unrealized loss was $46 (December 31, 2011 – $81). The Company anticipates that these bonds will perform in accordance with their contractual terms and currently has found no objective evidence of impairment.

At June 30, 2012, there were 1,164 (December 31, 2011 – 1,358) publicly traded stocks with an aggregate gross unrealized loss of $106 (December 31, 2011 – $153), of which the single largest unrealized loss was $23 (December 31, 2011 – $40). The Company anticipates that these stocks will recover in value in the near term.

As of June 30, 2012, 82 per cent (December 31, 2011 – 78 per cent) of publicly traded securities in an unrealized loss position were trading at greater than 80 per cent of amortized cost. Based upon the Company’s current evaluation of these securities in accordance with its impairment policy, the Company has found no objective evidence of impairment and the carrying value is appropriate.  For securities listed above as being in an unrealized loss position of 12 months or more, the duration of impairment ranges from 12 to 63 months (December 31, 2011 – 12 to 57 months).

Contractual maturity of AFS bonds

The amortized cost and estimated fair value of AFS bonds by contractual maturity year are shown below.

As at June 30, 2012	Amortized Cost	Fair value
Maturity
One year or less	$1,397	$1,399
Over one year through five years	3,023	3,099
Over five years through ten years	3,496	3,677
Over ten years	11,325	11,458
Subtotal	$19,241	$19,633
Asset-backed and mortgage-backed securities	488	472
Total	$19,729	$20,105

Securitized assets, such as asset-backed securities (“ABS”), mortgage-backed securities (“MBS”) and collateralized mortgage obligations (“CMOs”), are not categorized by contractual maturity because estimated maturities may differ from contractual maturities due to security call or prepayment provisions.

Mortgage securitization

The Company securitizes certain insured fixed and variable rate commercial and residential mortgages and Home Equity Lines of Credit (“HELOC”) through creation of mortgage-backed securities under the Canadian Mortgage Bond Program (“CMB”), Government of Canada National Housing Act (“NHA”) MBS program, as well as to other third party investors.  Additionally, the Company mitigates credit risk on certain mortgages through transfers to third party investors.  Under IFRS, these transactions remain “on-balance sheet” and are accounted for as secured borrowings, as described in note 1(d) of the Company’s 2011 annual consolidated financial statements.

There are no expected credit losses on the mortgages that have been securitized under the Government of Canada CMB and NHA MBS programs and the HELOC securitization as they are government guaranteed. For the mortgages transferred to third party investors, credit risk is mitigated by the terms of the transfer arrangement. Benefits received from the transfers include interest spread between the asset and associated liability.

 Manulife Financial Corporation – Second Quarter 2012

The carrying amount of securitized assets reflecting the Company’s continuing involvement with the mortgages and the associated liabilities is as follows.

As at June 30, 2012	Securitized assets			Secured borrowing liabilities
Securitization program	Securitized mortgages	Restricted cash and short-term securities	Total
HELOC securitization(1)	$1,000	$5	$1,005	$997
CMB securitization	319	164	483	481
NHA MBS securitization(2)	35	1	36	36
Other	16	-	16	16

As at December 31, 2011
HELOC securitization(1)	$750	$4	$754	$747
CMB securitization	391	93	484	481
NHA MBS securitization(2)	39	-	39	39
Other	16	-	16	16

(1)
The restricted cash balance for the HELOC securitization reflects a cash reserve fund established in relation to the transactions.  The reserve will be drawn upon only in the event of insufficient cash flows from the underlying HELOCs to satisfy the secured borrowing liability.

(2)	Under the Government of Canada programs, cash received on the mortgages is held in a restricted cash account for the payment of the liability under the terms of the program.

Note 5 Derivative and Hedging Instruments

Derivatives are financial contracts, the value of which is derived from underlying interest rates, foreign exchange rates, other financial instruments, commodity prices or indices.  The Company uses derivatives including swaps, forwards and futures agreements, and options to manage current and anticipated exposures to changes in interest rates, foreign exchange rates, commodity prices and equity market prices, and to replicate permissible investments.

Swaps are over-the-counter (“OTC”) contractual agreements between the Company and a third party to exchange a series of cash flows based upon rates applied to a notional amount. For interest rate swaps, counterparties generally exchange fixed or floating interest rate payments based on a notional value in a single currency. Cross currency swaps involve the exchange of principal amounts between parties as well as the exchange of interest payments in one currency for the receipt of interest payments in another currency. Total return swaps are contracts that involve the exchange of payments based on changes in the values of a reference asset, including any returns such as interest earned on these assets, in return for amounts based on reference rates specified in the contract.

Forward and futures agreements are contractual obligations to buy or sell a financial instrument, foreign currency or other underlying commodity on a predetermined future date at a specified price. Forward contracts are OTC contracts negotiated between counterparties, whereas futures agreements are contracts with standard amounts and settlement dates that are traded on regulated exchanges.

Options are contractual agreements whereby the holder has the right, but not the obligation, to buy (call option) or sell (put option) a security, exchange rate, interest rate or other financial instrument at a predetermined price/rate within a specified time.

See variable annuity guarantee dynamic hedging strategy in note 10(a) of the Company’s 2011 annual consolidated financial statements for an explanation of the Company’s dynamic hedging strategy for its variable annuity product guarantees.

Hedging relationships
The Company uses derivatives for economic hedging purposes. In certain circumstances, these hedges also meet the requirements for hedge accounting. Hedging relationships eligible for hedge accounting are designated as fair value hedges, cash flow hedges or as net investment hedges, as described below.

Fair value hedges
The Company uses interest rate swaps to manage its exposure to changes in the fair value of fixed rate financial instruments caused by changes in interest rates. The Company also uses cross currency swaps to manage its exposure to foreign exchange rate fluctuations, interest rate fluctuations, or both.

The Company recognizes gains and losses on derivatives and the related hedged items in fair value hedges in investment income. These investment gains (losses) are shown in the following table.

 Manulife Financial Corporation – Second Quarter 2012

Derivatives in fair value hedging relationships
For the three months ended June 30, 2012	Hedged items in fair value hedging relationships	Gains (losses) recognized on derivatives	Gains (losses) recognized for hedged items	Ineffectiveness recognized in investment income
Interest rate swaps	Fixed rate assets	$(650)	$574	$(76)
	Fixed rate liabilities	14	(14)	-
Foreign currency swaps	Fixed rate assets	(2)	3	1
Total		$(638)	$563	$(75)

For the three months ended June 30, 2011

Interest rate swaps	Fixed rate assets	$(162)	$174	$12
	Fixed rate liabilities	40	(39)	1
Foreign currency swaps	Fixed rate assets	(2)	2	-
	Floating rate liabilities	7	-	7
Total		$(117)	$137	$20

For the six months ended June 30, 2012
Interest rate swaps	Fixed rate assets	$(136)	$86	$(50)
	Fixed rate liabilities	(23)	23	-
Foreign currency swaps	Fixed rate assets	(1)	1	-
Total		$(160)	$110	$(50)

For the six months ended June 30, 2011

Interest rate swaps	Fixed rate assets	$(60)	$63	$3
	Fixed rate liabilities	16	(15)	1
Foreign currency swaps	Fixed rate assets	1	-	1
	Floating rate liabilities	16	1	17
Total		$(27)	$49	$22

Cash flow hedges
The Company uses interest rate swaps to hedge the variability in cash flows from variable rate financial instruments and forecasted transactions. The Company also uses cross currency swaps and foreign currency forward contracts to hedge the variability from foreign currency financial instruments and foreign currency expenses.

 Manulife Financial Corporation – Second Quarter 2012

The effects of derivatives in cash flow hedging relationships on the Consolidated Statements of Income and the Consolidated Statements of Changes in Equity are shown in the following table.

Derivatives in cash flow hedging relationships
For the three months ended June 30, 2012	Hedged items in cash flow hedging relationships	Gains (losses) deferred in AOCI on derivatives	Gains (losses) reclassified from AOCI into investment income	Ineffectiveness recognized in investment income
Interest rate swaps	Forecasted liabilities	$(9)	$(3)	$-
Foreign currency forwards	Forecasted expenses	(1)	-	-
Total return swaps	Stock-based compensation	(17)	-	-
Total		$(27)	$(3)	$-

For the three months ended June 30, 2011
Interest rate swaps	Forecasted liabilities	$5	$(3)	$-
Foreign currency forwards	Forecasted expenses	(8)	-	-
Total return swaps	Stock-based compensation	1	-	-
Total		$(2)	$(3)	$-

For the six months ended June 30, 2012
Interest rate swaps	Forecasted liabilities	$4	$(6)	$-
Foreign currency forwards	Forecasted expenses	2	-	-
Total return swaps	Stock-based compensation	18	-	-
Total		$24	$(6)	$-

For the six months ended June 30, 2011
Interest rate swaps	Forecasted liabilities	$5	$(6)	$-
Foreign currency swaps	Fixed rate assets	(1)	-	-
Foreign currency forwards	Forecasted expenses	(13)	-	-
Total return swaps	Stock-based compensation	(2)	-	-
Total		$(11)	$(6)	$-

The Company anticipates that net losses of approximately $23 will be reclassified from AOCI to earnings within the next twelve months. The maximum time frame for which variable cash flows are hedged is 29 years.

Hedges of net investments in net foreign operations
The Company primarily uses forward currency contracts, cross currency swaps and non-functional currency denominated debt to manage its foreign currency exposures to net investments in net foreign operations.

The effects of derivatives in net investment hedging relationships on the Consolidated Statements of Income and the Consolidated Statements of Changes in Equity are shown in the following table.

 Manulife Financial Corporation – Second Quarter 2012

Hedging instruments in net investment hedging relationships
For the three months ended June 30, 2012	Gains (losses) deferred in AOCI on derivatives	Gains (losses) reclassified from AOCI into investment income	Ineffectiveness recognized in investment income
Currency swaps and interest rate swaps	$(32)	$-	$-
Non-functional currency denominated debt	(22)		-
Total	$(54)	$-	$-

For the three months ended June 30, 2011
Currency swaps and interest rate swaps	$2	$-	$-
Non-functional currency denominated debt	8	-	-
Total	$10	$-	$-

For the six months ended June 30, 2012
Currency swaps and interest rate swaps	$2	$-	$-
Non-functional currency denominated debt	(2)	-	-
Total	$-	$-	$-

For the six months ended June 30, 2011
Currency swaps and interest rate swaps	$11	$-	$-
Non-functional currency denominated debt	33	-	-
Total	$44	$-	$-

Derivatives not designated as hedging instruments
Derivatives used in portfolios supporting insurance contract liabilities are generally not designated as hedging instruments because the change in the value of the insurance contract liabilities hedged items in these portfolios is recorded through net income. Given the changes in fair value of these derivatives and related hedge risks are recognized in investment income as they occur, they generally offset with the change in hedged risk to the extent the hedges are effective. Interest rate and cross currency swaps are used in the portfolios supporting insurance contract liabilities to manage duration and currency risks.

The effects of derivatives in non-hedging relationships on the Consolidated Statements of Income are shown in the following table.

	three months ended June 30		six months ended June 30
For the	2012	2011	2012	2011
Non-hedging relationships
Investment income (loss)
Interest rate swaps	$4,035	$974	$1,232	$428
Credit default swaps	-	-	1	-
Stock futures	554	37	(1,098)	(468)
Currency futures	74	4	(11)	(67)
Interest rate futures	(136)	(67)	(78)	(55)
Interest rate options	7	-	5	-
Total return swaps	(11)	(2)	(12)	(2)
Foreign currency swaps	1	13	(26)	2
Foreign currency forwards	(4)	9	(19)	12
Total investment income (loss) from derivatives in non-hedging relationships	$4,520	$968	$(6)	$(150)

 Manulife Financial Corporation – Second Quarter 2012

Fair value of derivatives
The pricing models used to value OTC derivatives are based on market standard valuation methodologies and the inputs to these models are consistent with what management believes a market participant would use when pricing the instruments.  Derivative valuations can be affected by changes in interest rates, currency exchange rates, financial indices, credit spreads, default risk (including the counterparties to the contract) and volatility. The significant inputs to the pricing models for most OTC derivatives are inputs that are observable or can be corroborated by observable market data. Inputs that are observable generally include: interest rates, foreign currency exchange rates and interest rate curves.  However, certain OTC derivatives may rely on inputs that are significant to the fair value that are not observable in the market or cannot be derived principally from or corroborated by observable market data. Inputs that are unobservable generally include: broker quotes, volatilities and inputs that are outside of the observable portion of the interest rate curve or other relevant market measures. These unobservable inputs may involve significant management judgment or estimation. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and consistent with what market participants would use when pricing such instruments. The Company's use of unobservable inputs is limited and the impact on derivative fair values does not represent a material amount as evidenced by the limited amount of Level 3 derivatives in note 9. The credit risk of both the counterparty and the Company are considered in determining the fair value for all OTC derivatives after taking into account the effects of netting agreements and collateral arrangements.

The fair value of derivative instruments is summarized by term to maturity in the following table.  Fair values shown do not incorporate the impact of master netting agreements (see note 8).

Term to maturity	Less than	1 to 3	3 to 5	Over 5
As at June 30, 2012	1 year	years	years	years	Total
Derivative assets	$33	$234	$404	$16,101	$16,772
Derivative liabilities	148	288	377	7,162	7,975

As at December 31, 2011
Derivative assets	$67	$198	$469	$14,738	$15,472
Derivative liabilities	115	342	387	6,783	7,627

The gross notional amount and the fair value of derivative contracts by the underlying risk exposure for all derivatives in hedging and non-hedging relationships are summarized in the following table.

 Manulife Financial Corporation – Second Quarter 2012

As at	June 30, 2012			December 31, 2011
	Notional	Fair value		Notional	Fair value
Type of hedge / Instrument type	amount	Assets	Liabilities	amount	Assets	Liabilities
Qualifying hedging relationships
Fair value hedges
Interest rate swaps	$7,643	$127	$1,745	$8,294	$150	$1,905
Foreign currency swaps	71	-	28	71	-	28
Cash flow hedges
Interest rate swaps	127	-	4	119	-	8
Foreign currency swaps	10	-	-	8	1	-
Forward contracts	249	6	-	205	4	-
Equity contracts	60	-	9	48	1	11
Net investment hedges
Interest rate swaps	650	216	-	650	216	-
Foreign currency swaps	810	-	223	810	-	225
Total derivatives in hedging relationships	$9,620	$349	$2,009	$10,205	$372	$2,177
Non-hedging relationships
Interest rate swaps	$131,611	$15,947	$5,423	$119,458	$14,559	$4,911
Interest rate futures	8,152	-	-	8,309	-	-
Interest rate options	821	36	-	342	9	-
Foreign currency swaps	6,528	430	524	6,725	523	523
Currency rate futures	5,492	-	-	5,185	-	-
Forward contracts	365	-	3	618	3	2
Equity contracts	255	5	16	142	2	13
Credit default swaps	234	5	-	250	4	1
Equity futures	17,043	-	-	16,320	-	-
Total derivatives in non-hedging relationships	$170,501	$16,423	$5,966	$157,349	$15,100	$5,450
Total derivatives	$180,121	$16,772	$7,975	$167,554	$15,472	$7,627

Note 6 Fixed Deferred Annuity Coinsurance Transaction

On June 29, 2012, the Company entered into a coinsurance agreement to insure 90 per cent of its fixed deferred annuity business from John Hancock U.S.A. with an effective date of April 1, 2012.  The transaction was structured such that the Company transferred the actuarial liabilities and related invested assets which included $5,428 in cash and other invested assets backing the actuarial liabilities.  Under the terms of the agreement, the Company will maintain responsibility for servicing of the policies and managing some of the assets and has retained 10 per cent of the risk.  The Company has not reinsured the fixed deferred annuity business in its New York subsidiary and therefore the amount reinsured represents 67 per cent of the Company’s book value fixed deferred annuity business.

Note 7 Policy Liabilities

The Company examines the assumptions used in determining policy liabilities on an ongoing basis to ensure they appropriately reflect emerging experience and changes in risk profile. Changes to actuarial methods and assumptions used in determining insurance contract liabilities will result in a change to projected value of policy cash flows and, therefore, to insurance contract liabilities. The net impact of changes in actuarial assumptions and model enhancements was an increase in reserves backing policyholder liabilities of $984 for the three months ended June 30, 2012 (2011 – increase of $601). Net of the impacts on participating surplus and non-controlling interests, shareholders’ post-tax income decreased by $677 (2011 – decreased by $402). These post-tax amounts are reported in the Corporate and Other segment.

The impact from updates to the ultimate reinvestment rates (“URR”) in Canada and the United States resulted in an increase in policy liabilities of $993 in the second quarter of 2012.  The balance, a reserve release of $9, was due to refinements in projections of liability cash flows.

The $(18) impact on policy liabilities for changes in actuarial assumptions and model enhancements in the first quarter of 2012 was related to refinements of methods for projecting asset and liability cash flows across several business units, mainly in the U.S.

In the second quarter of 2011, the change in methods and assumptions increased policy liabilities by $601. $552 of this amount was related to the annual updates for the ultimate reinvestment rates used in the valuation of policy liabilities. The balance was due to various refinements of methods and models that are used to project future policy cash flows across several business units. The process improvement that the Company made over the previous twelve months enabled it to estimate the impact of the annual update of the URR in the second quarter of 2011, rather than including it in the annual basis change scheduled for the third quarter. This estimate was trued up in the third quarter of 2011 as part of the annual review of actuarial methods and assumptions.

 Manulife Financial Corporation – Second Quarter 2012

In the first quarter of 2011, the change in actuarial methods and assumptions increased insurance contract liabilities by $105. This was related mainly to refinements of methods and models that are used to project future insurance contract cash flows across several business units. Of the $105, $36 related to a refinement in the calculation of an embedded derivative.

The Company will be completing its annual review of actuarial methods and assumptions in the third quarter of 2012.  While the Company currently cannot reasonably quantify the impact of the review, preliminary work suggests the high end of the estimated range of potential outcomes is in the order of $1 billion. Most of the impact is in respect of products and businesses which do not form a substantial part of the Company’s future new business plans. The material components of the review, as a result of new and emerging experience, are expected to be updates to U.S. variable annuity guaranteed minimum withdrawal benefit lapse and withdrawal utilization assumptions, variable annuity bond calibration parameters due to the decline in interest rates and U.S. life lapse assumptions, all largely related to the current macro economic environment, as well as alternative asset related assumptions and new rules related to variable annuity equity calibration.  In July 2012, the Actuarial Standards Board promulgated revised standards for equity calibration parameters used to generate investment returns used in the valuation of segregated fund guarantees.  Work is continuing on the review of other actuarial assumptions and the Company would expect the other impacts to include both positive and negative adjustments.  The work is expected to be completed in the third quarter and the actual impact is likely to differ from the Company’s early indications, and is also likely to be impacted by market conditions at the end of the third quarter.

Note 8 Risk Management

Sensitivities and risk exposure measures

Caution related to sensitivities: In these Consolidated Interim Financial Statements, the Company has provided sensitivities and risk exposure measures for certain risks.  These include sensitivities  due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company’s assets and liabilities at that date and the actuarial factors, investment returns and investment activity assumed in the future. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged.  Actual results can differ significantly from these estimates for a variety of reasons including the interaction among these factors when more than one changes, changes in actuarial and investment return and future investment activity assumptions, actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors, and the general limitations of the Company’s internal models.  For these reasons, the sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below.  Given the nature of these calculations, the Company cannot provide assurance that the actual impact on net income attributed to shareholders will be as indicated.

Variable annuity and segregated fund guarantees
The table below provides information related to the Company’s variable annuities and segregated funds products with guarantees. Under IFRS, the guarantees associated with these products are considered to be embedded derivatives. However, as these guarantees either contain significant insurance risk and/or are closely related to the host contract, the embedded derivatives are not required to be accounted for separately at fair value in the Company’s consolidated financial statements. Variable annuity and segregated fund guarantees make up the most material portion of the embedded derivatives exempt from separate measurement at fair value.

Variable annuity products with Guaranteed Minimum Death Benefit (“GMDB”) features guarantee the contract holder a minimum payment on death of, depending on the contract features: (a) the total deposits made to the contract adjusted for any partial withdrawals; (b) the total deposits made to the contract adjusted for any partial withdrawals plus a minimum return; or (c) the highest contract fund value on a prior specified anniversary date adjusted for any withdrawals following that specified anniversary date.

Variable annuity products with Guaranteed Minimum Accumulation Benefit (“GMAB”) features guarantee the contract holder a minimum payment at the end of a specified term of either, depending on the contract features: (a) the total deposits made to the contract adjusted for any partial withdrawals; or (b) the highest contract fund valued on a prior specified anniversary date adjusted for any withdrawals following that specified anniversary date.

Variable annuity products with Guaranteed Minimum Income Benefit (“GMIB”) features provide a guaranteed minimum lifetime annuity, which may be elected by the contract holder after a stipulated waiting period (seven to 15 years). The Company ceased selling products with this guarantee in 2004.

Variable annuity products with Guaranteed Minimum Withdrawal Benefit (“GMWB”) features provide contract holders a minimum annual withdrawal amount over a specified time period or in some cases for as long as they live or as long as either they or their spouse lives, of a specified percentage of a benefit base, equaling total deposits adjusted for prior withdrawals in excess of specified allowed amounts. In some cases, depending on contract features, the benefit base may be increased at specified dates either (a) to the contract fund value if higher, or (b) by specified amounts in the case no withdrawals are made by the contract holder.

 Manulife Financial Corporation – Second Quarter 2012

Variable annuity and segregated fund guarantees

As at	June 30, 2012			December 31, 2011
	Guarantee value	Fund value	Amount at risk(4)	Guarantee value	Fund value	Amount at risk(4)
Guaranteed minimum income benefit(1)	$7,135	$5,222	$1,919	$7,518	$5,358	$2,163
Guaranteed minimum withdrawal benefit	66,916	58,342	8,800	66,655	56,954	9,907
Guaranteed minimum accumulation benefit	22,327	22,224	2,419	23,509	23,030	2,813
Gross living benefits(2)	$96,378	$85,788	$13,138	$97,682	$85,342	$14,883
Gross death benefits(3)	14,493	11,588	2,745	15,202	11,614	3,232
Total gross of reinsurance and hedging	$110,871	$97,376	$15,883	$112,884	$96,956	$18,115
Living benefits reinsured	$6,181	$4,522	$1,663	$6,491	$4,622	$1,871
Death benefits reinsured	4,086	3,353	916	4,360	3,430	1,104
Total reinsured	$10,267	$7,875	$2,579	$10,851	$8,052	$2,975
Total, net of reinsurance	$100,604	$89,501	$13,304	$102,033	$88,904	$15,140
Living benefits dynamically hedged	$55,958	$51,665	$5,615	$55,522	$50,550	$6,346
Death benefits dynamically hedged	5,341	3,887	628	5,133	3,461	739
Total dynamically hedged	$61,299	$55,552	$6,243	$60,655	$54,011	$7,085
Living benefits retained	$34,239	$29,601	$5,860	$35,669	$30,170	$6,666
Death benefits retained	5,066	4,348	1,201	5,709	4,723	1,389
Total, net of reinsurance and dynamic hedging	$39,305	$33,949	$7,061	$41,378	$34,893	$8,055

(1)	Contracts with guaranteed long-term care benefits are included in this category.

(2)	Where a insurance contract includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote (3).

(3)	Death benefits include stand-alone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.

(4)
Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value.  This amount is not currently payable.  For GMDB, the net amount at risk is defined as the current GMDB in excess of the current account balance.  For GMIB, the net amount at risk is defined as the excess of the current annuitization income base over the current account value.  For all guarantees, the net amount at risk is floored at zero at the single contract level.

Publicly traded equity performance risk – risk exposure measures

The table below shows the potential impact on net income attributed to shareholders resulting from an immediate 10, 20 and 30 per cent change in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of policy liabilities, including embedded derivatives.  The potential impact is shown assuming that the change in value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities and is also shown assuming the change in value is not completely offset.  While the Company cannot reliably estimate the amount of the change in dynamically hedged variable annuity liabilities that will not be offset by the profit or loss on the dynamic hedge assets, the Company makes certain assumptions for the purposes of estimating the impact on shareholders’ net income. The Company reports the impact based on the assumption that for a 10, 20 and 30 per cent decrease in the market value of equities, the gains from the hedge assets offsets 80, 75 and 70 per cent, respectively, of the loss arising from the change in the policy liabilities associated with the guarantees dynamically hedged. For a 10, 20 and 30 per cent increase in the market value of equities, the loss on the dynamic hedges is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity guarantee liabilities, respectively.

 Manulife Financial Corporation – Second Quarter 2012

Potential impact on annual net income attributed to shareholders arising from changes to public equity returns(1)

As at June 30, 2012	-30%	-20%	-10%	10%	20%	30%
Net impact assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities(2)	$(1,720)	$(1,070)	$(490)	$400	$700	$900
Impact of assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(3)	(950)	(490)	(180)	(140)	(300)	(480)
Net impact assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(2),(3)	$(2,670)	$(1,560)	$(670)	$260	$400	$420

As at December 31, 2011
Net impact assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities(2)	$(2,050)	$(1,280)	$(600)	$500	$910	$1,220
Impact of assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(3)	(950)	(500)	(180)	(140)	(300)	(480)
Net impact assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(2),(3)	$(3,000)	$(1,780)	$(780)	$360	$610	$740

(1)	See “Caution related to sensitivities” above.

(2)
The impact for component related to general fund equities is calculated at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank of Canada. The sensitivities assume that the participating insurance contract funds are self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(3)
For a 10, 20 and 30 per cent market decrease, the gain on the dynamic hedge assets is assumed to be 80, 75 and 70 per cent of the loss from the dynamically hedged variable annuity guarantee liabilities associated with insurance contracts, respectively. For a 10, 20 and 30 per cent market increase, the loss on the dynamic hedges is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity guarantee liabilities, respectively.

Interest rate risk – risk exposure measures
The following table shows the potential impact on net income attributed to shareholders of a change of one per cent in current government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates, and with a floor of zero on government rates and corporate spreads, relative to the rates assumed in the valuation of policy liabilities, including embedded derivatives. Any impact of a change in the actuarial booking scenario, should interest rates and spreads decline in parallel and by the amounts indicated, is incorporated into the earnings sensitivities.  For this reason, the impact of changes less than the amounts indicated are unlikely to be linear relative to this estimate. For variable annuity guarantee liabilities that are dynamically hedged, it is assumed that interest rate hedges are rebalanced at 20 basis point intervals.  The impact does not allow for any potential changes to the ultimate reinvestment rate (“URR”) assumptions or other potential impacts to lower interest rate levels.

Potential impact on annual net income attributed to shareholders of an immediate one per cent parallel change in interest rates relative to rates assumed in the valuation of policy liabilities, including embedded derivatives and before the impact of the change in value of AFS fixed income investments (1),(2)

	June 30, 2012				December 31, 2011
As at	-100	bp	+100	bp	-100	bp	+100	bp
General fund products(3)	$100		$100		$(500)		$350
Variable annuity guarantees(4)	(400)		300		(500)		350
Total	$(300)		$400		$(1,000)		$700

(1)	See ”Caution related to sensitivities” above.

(2)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business, investment markets and asset trading during the quarter.  Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities.

(3)	The sensitivities assume that the participating policy funds are self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in interest rates.

(4)	For variable annuity guarantee liabilities that are dynamically hedged, it is assumed that interest rate hedges are rebalanced at 20 basis point intervals.

The decrease in sensitivity from December 31, 2011 was primarily attributable to an updated booking scenario which resulted in a reserve scenario that was unchanged for the sensitivity, a reduction in swap yields during the period and management actions to realign certain liability segments to reduce interest rate sensitivity.

 Manulife Financial Corporation – Second Quarter 2012

The potential impact on annual net income attributed to shareholders provided in the table above does not include any impact arising from the sale of fixed income assets held in the Company’s surplus segment.  Changes in the market value of these assets, if realized, may provide a natural economic offset to the interest rate risk arising from the Company’s product liabilities.  In order for there to also be an accounting offset, the Company would need to realize a portion of the AFS fixed income unrealized gains or losses.

The following table shows the potential impact on net income attributed to shareholders resulting from a change in credit spreads and swap spreads over government bond rates for all maturities across all markets with a floor of zero on the total interest rate, relative to the spreads assumed in the valuation of policy liabilities.

Potential impact on annual net income attributed to shareholders arising from changes to corporate spreads and swap spreads(1),(2),(3)

As at	June 30, 2012	December 31, 2011
Corporate spreads(4)
Increase 50 basis points	$600	$500
Decrease 50 basis points	(600)	(900)
Swap spreads
Increase 20 basis points	$(600)	$(600)
Decrease 20 basis points	600	600

(1)	See ”Caution related to sensitivities” above. Actual results may differ materially from these estimates.

(2)
The impact on net income attributed to shareholders assumes no gains or losses are realized on AFS fixed income assets held in the surplus segment and excludes the impact arising from changes in off-balance sheet bond fund value arising from changes in credit spreads. The sensitivities assume that the participating policy funds are self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in corporate spreads.

(3)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business, investment markets and asset trading during the quarter.  Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities.

(4)	Corporate spreads are assumed to grade to the expected long-term average over five years. Sensitivities to 50 basis point change in corporate spreads were estimated at December 31, 2011.

Credit risk

Credit quality
For mortgages and private placements, the Company evaluates credit quality through regular monitoring of credit related exposures, considering both qualitative and quantitative factors in assigning an internal risk rating.  These ratings are updated at least annually.

A write-off is recorded when internal risk ratings indicate that a loss represents the most likely outcome.  The assets are designated as non-accrual and an allowance is established based on an analysis of the security and repayment sources.

The following table summarizes the recorded investment by credit quality indicator.

As at June 30, 2012	AAA	AA	A	BBB	BB	B & lower	Total
Loans (excluding Manulife Bank of Canada)
Private placements	$631	$2,493	$5,850	$8,621	$1,072	$1,173	$19,840
Mortgages	2,165	1,917	3,676	11,473	667	426	20,324
Total	$2,796	$4,410	$9,526	$20,094	$1,739	$1,599	$40,164

As at December 31, 2011
Loans (excluding Manulife Bank of Canada)
Private placements	$608	$2,436	$5,902	$8,977	$1,178	$1,193	$20,294
Mortgages	2,262	1,802	3,835	12,546	714	419	21,578
Total	$2,870	$4,238	$9,737	$21,523	$1,892	$1,612	$41,872

For loans and mortgages held by Manulife Bank of Canada, the Company assigns an internal risk rating ranging from “1 – little or no risk” to “8 – doubtful”.  The internal risk ratings are updated at least annually and reflect the credit quality of the lending asset including such factors as original credit score and product characteristics.

Full or partial write-offs of loans are recorded when management believes there is no realistic prospect of full recovery.  Write-offs, net of recoveries, are deducted from the allowance for credit losses.  All impairments are captured in the allowance for credit losses.

 Manulife Financial Corporation – Second Quarter 2012

The following table summarizes the recorded investment by credit quality indicator.

As at June 30, 2012	1	2	3	4 & lower	Total
Manulife Bank of Canada
Mortgages	$-	$9,245	$5,090	$78	$14,413
Bank loans	-	411	1,787	53	2,251
Total	$-	$9,656	$6,877	$131	$16,664

As at December 31, 2011
Manulife Bank of Canada
Mortgages	$-	$9,766	$3,605	$74	$13,445
Bank loans	-	414	1,840	34	2,288
Total	$-	$10,180	$5,445	$108	$15,733

Past due or credit impaired financial assets
The Company provides for credit risk by establishing allowances against the carrying value of impaired loans and recognizing impairment losses on AFS bonds. Impairment losses on AFS bonds are recognized in income on an individual basis when there is objective evidence of impairment. Impairment is considered to have occurred when it is deemed probable that the Company will not be able to collect all amounts due according to contractual terms of the bond. In addition, the Company reports as an impairment certain declines in the fair value of bonds designated as FVTPL which it deems represent an impairment.

The following table summarizes the carrying value or impaired value, in the case of impaired bonds, of the Company’s financial assets that are considered past due or impaired.

	Past due but not impaired
As at June 30, 2012	Less than 90 days	90 days and greater	Total	Total impaired
Bonds
FVTPL	$3	$-	$3	$163
AFS	21	-	21	40
Loans
Private placements	244	-	244	149
Mortgages and bank loans	76	59	135	130
Other financial assets	15	52	67	2
Total	$359	$111	$470	$484

As at December 31, 2011
Bonds
FVTPL	$-	$-	$-	$166
AFS	1	-	1	43
Loans
Private placements	117	-	117	182
Mortgages and bank loans	139	67	206	91
Other financial assets	21	56	77	4
Total	$278	$123	$401	$486

 Manulife Financial Corporation – Second Quarter 2012

The following table summarizes the Company’s loans that are considered impaired.

Impaired loans As at and for the six months ended June 30, 2012	Recorded investment(1)	Unpaid principal balance	Related allowance	Average recorded investment(1)	Interest income recognized
Private placements	$188	$284	$39	$208	$-
Mortgages and bank loans	185	181	55	171	-
Total	$373	$465	$94	$379	$-

As at and for the year ended December 31, 2011
Private placements	$223	$336	$41	$251	$-
Mortgages and bank loans	144	143	53	163	-
Total	$367	$479	$94	$414	$-

(1)	Recorded investment is the carrying amount of the investment after any direct write-offs, but before deducting any related allowances for impairment.

Allowance for loan losses

For the three months ended June 30,			2012			2011
	Mortgages and bank loans	Private placements	Total	Mortgages and bank loans	Private placements	Total
Balance, April 1	$61	$40	$101	$40	$77	$117
Provisions	6	1	7	15	2	17
Recoveries	(4)	-	(4)	(13)	(8)	(21)
Write-offs(1)	(8)	(2)	(10)	8	(22)	(14)
Balance, June 30	$55	$39	$94	$50	$49	$99

For the six months ended June 30,			2012			2011
Balance, January 1	$53	$41	$94	$34	$84	$118
Provisions	16	1	17	29	5	34
Recoveries	(6)	-	(6)	(14)	(15)	(29)
Write-offs(1)	(8)	(3)	(11)	1	(25)	(24)
Balance, June 30	$55	$39	$94	$50	$49	$99

(1)  Includes disposals and impact of changes in foreign exchange rates.

Troubled debt restructurings
The Company may from time to time grant concessions or agree to modified terms with a borrower experiencing financial difficulty, which constitutes troubled debt restructurings. The revised terms of these troubled debt restructurings may include an extension of the maturity date, a reduced interest rate, a deferral of interest due, or covenant modifications and waivers. These loans are considered for impairment in accordance with the Company’s normal and customary credit review process, and any changes in terms from the restructurings are considered in determining whether any adjustments to allowances for credit losses are needed. Recording of impairment may not always be required, particularly if the loan has been impaired in a prior period. If the loan has been previously impaired and the Company expects the borrower to perform in accordance with the restructured terms, the resultant financial impact to the Company is generally not material.

For the six months ended June 30, 2012, the Company had nine mortgages and one unsecured private placement modified in restructurings (2011 – one mortgage), with total pre-modification and post-modification recorded investment amounts of $85 and $79, respectively (2011 – $1 and $1 respectively).

Securities lending, repurchase and reverse repurchase transactions
The Company engages in securities lending to generate fee income. Collateral, which exceeds the market value of the loaned securities, is retained by the Company until the underlying security has been returned to the Company.  The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the underlying loaned securities fluctuates. As at June 30, 2012, the Company had loaned securities (which are included in invested assets) with a market value of $1,439 (December 31, 2011 – $1,274). The Company holds collateral with a current market value that exceeds the value of securities lent in all cases.

The Company engages in repurchase and reverse repurchase transactions to generate fee income and to take possession of securities to cover short positions in similar instruments.  As at June 30, 2012, the Company had engaged in reverse repurchase transactions of $472 (December 31, 2011 – $64) which are recorded as a short-term receivable.  There were outstanding repurchase agreements of $102 as at June 30, 2012 (December 31, 2011 – $624).

 Manulife Financial Corporation – Second Quarter 2012

Credit default swaps

The Company replicates exposure to specific issuers by selling credit protection via credit default swaps (“CDSs”) in order to complement its cash bond investing.  The Company will not employ CDS to leverage in its CDS program and, therefore, will not write CDS protection in excess of its government bond holdings.  A CDS is a derivative instrument representing an agreement between two parties to exchange the credit risk of a single specified entity or an index based on the credit risk of a group of entities (all commonly referred to as the “reference entity” or a portfolio of “reference entities”), in return for a periodic premium.  CDS contracts typically have a five year term.

The following table provides details of the credit default swap protection sold by type of contract and external agency rating for the underlying reference security.

As at June 30, 2012	Notional amount(2)	Fair value	Weighted average maturity (in years)(3)
Single name CDSs(1)
Corporate debt
AAA	$25	$1	4
AA	87	2	4
A	122	2	5
Total single name CDSs	$234	$5	4
Total CDS protection sold	$234	$5	4

As at December 31, 2011
Single name CDSs(1)
Corporate debt
AAA	$25	$1	5
AA	87	2	5
A	107	1	5
Total single name CDSs	$219	$4	5
Total CDS protection sold	$219	$4	5

(1)	The rating agency designations are based on S&P where available followed by Moody’s, DBRS and Fitch. If no rating is available from a rating agency, an internally developed rating is used.

(2)
Notional amounts represent the maximum future payments the Company would have to pay its counterparties assuming a default of the underlying credit and zero recovery on the underlying issuer obligation.

(3)	The weighted average maturity of the credit default swaps is weighted based on notional amounts.

The Company holds no purchased credit protection at June 30, 2012. At December 31, 2011 Company held purchased credit protection with a total notional amount of $32 and fair value of $(1). At December 31, 2011, the average credit rating of the counterparties guaranteeing the underlying credit was A+ and the weighted average maturity was 5 years.

Derivatives
The Company’s exposure to loss on derivatives is limited to the amount of any net gains that may have accrued with a particular counterparty. Gross derivative counterparty exposure is measured as the total fair value (including accrued interest) of all outstanding contracts in a gain position excluding any offsetting contracts in negative positions and the impact of collateral on hand.  The Company seeks to limit the risk of credit losses from derivative counterparties by: establishing a minimum acceptable counterparty credit rating of A- from external rating agencies; entering into master netting arrangements which permit the offsetting of contracts in a loss position in the case of a counterparty default; and entering into Credit Support Annex agreements, whereby collateral must be provided when the exposure exceeds a certain threshold. All contracts are held with counterparties rated A- or higher.  As at June 30, 2012, the percentage of the Company’s derivative exposure which was with counterparties rated AA- or higher amounted to 25 per cent (December 31, 2011 – 26 per cent). The Company’s exposure to credit risk was mitigated by $10,834 fair value of collateral held as security as at June 30, 2012 (December 31, 2011 – $8,922).

As at June 30, 2012, the largest single counterparty exposure, without taking into account the impact of master netting agreements or the benefit of collateral held, was $3,335 (December 31, 2011 – $3,029). The net exposure to this counterparty, after taking into account master netting agreements and the fair value of collateral held, was $2 (December 31, 2011 – $7). As at June 30, 2012, the total maximum credit exposure related to derivatives across all counterparties, without taking into account the impact of master netting agreements and the benefit of collateral held, was $17,263 (December 31, 2011 – $15,924). Net exposure across all counterparties, after taking into account master netting agreements and the benefit of fair value of collateral held, was $35 (December 31, 2011 – $293).

 Manulife Financial Corporation – Second Quarter 2012

Note 9 Fair Value of Financial Instruments

Financial instruments measured at fair value on the Consolidated Statements of Financial Position
The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company’s valuation techniques for determining the fair value of the financial instrument. A level is assigned to each fair value measurement based on the lowest level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined in the notes to the Consolidated Financial Statements in the Company’s 2011 Annual Report.

The following tables present the Company’s financial assets and liabilities that are carried at fair value, categorized by level under the fair value hierarchy.
Fair value of financial instruments
As at June 30, 2012	Total fair value	Level 1	Level 2	Level 3
ASSETS
Cash and short-term securities
FVTPL	$622	$-	$622	$-
AFS	9,619	-	9,619	-
Other	2,767	2,767	-	-
Bonds
FVTPL
Canadian government & agency	12,545	-	12,412	133
U.S. government & agency	18,519	-	18,303	216
Other government & agency	12,174	-	11,455	719
Corporate	53,440	-	51,303	2,137
Residential mortgage/asset-backed securities	235	-	14	221
Commercial mortgage/asset-backed securities	2,099	-	1,895	204
Other securitized assets	1,575	-	1,418	157
AFS
Canadian government & agency	4,299	-	3,847	452
U.S. government & agency	8,310	-	8,308	2
Other government & agency	1,956	-	1,882	74
Corporate	5,068	-	4,873	195
Residential mortgage/asset-backed securities	69	-	11	58
Commercial mortgage/asset-backed securities	203	-	164	39
Other securitized assets	200	-	155	45
Stocks
FVTPL	9,201	9,201	-	-
AFS	1,516	1,506	-	10
Other invested assets(1)
Private stocks FVTPL	4,379	1	-	4,378
Private stocks AFS	132	-	1	131
Derivative assets
Interest rate contracts	16,326	-	16,176	150
Foreign exchange contracts	436	-	434	2
Equity contracts	5	-	1	4
Credit default swaps	5	-	5	-
Segregated funds net assets(2)	203,563	198,635	2,749	2,179
Total assets carried at fair value	$369,263	$212,110	$145,647	$11,506
LIABILITIES
Derivative liabilities
Interest rate contracts	$7,172	$-	$7,119	$53
Foreign exchange contracts	778	-	739	39
Equity contracts	25	-	-	25
Investment contract liabilities	733	-	733	-
Total liabilities carried at fair value	$8,708	$-	$8,591	$117

(1)	Only private stocks that are carried at fair value are included.

(2)
Segregated funds net assets are recorded at fair value. Investment performance related to segregated funds net assets is fully offset by corresponding amounts credited to contract holders whose interest in the segregated funds net assets is recorded by the Company as segregated funds net liabilities.

 Manulife Financial Corporation – Second Quarter 2012

Fair value of financial instruments
As at December 31, 2011	Total fair value	Level 1	Level 2	Level 3
ASSETS
Cash and short-term securities
FVTPL	$568	$-	$568	$-
AFS	8,473	-	8,473	-
Other	3,772	3,772	-	-
Bonds
FVTPL
Canadian government & agency	11,030	-	10,813	217
U.S. government & agency	20,108	-	19,895	213
Other government & agency	10,318	-	9,650	668
Corporate	53,091	-	51,090	2,001
Residential mortgage/asset-backed securities	313	-	17	296
Commercial mortgage/asset-backed securities	3,170	-	2,898	272
Other securitized assets	1,652	-	1,505	147
AFS
Canadian government & agency	5,517	-	5,380	137
U.S. government & agency	7,904	-	7,902	2
Other government & agency	1,844	-	1,780	64
Corporate	5,017	-	4,738	279
Residential mortgage/asset-backed securities	94	-	13	81
Commercial mortgage/asset-backed securities	240	-	194	46
Other securitized assets	189	-	145	44
Stocks
FVTPL	8,778	8,778	-	-
AFS	1,465	1,465	-	-
Other invested assets(1)
Private stocks FVTPL	4,062	1	-	4,061
Private stocks AFS	121	-	1	120
Derivative assets
Interest rate contracts	14,934	-	14,848	86
Foreign exchange contracts	531	-	530	1
Equity contracts	3	-	-	3
Credit default swaps	4		-	4
Segregated funds net assets(2)	196,058	191,336	2,534	2,188
Total assets carried at fair value	$359,256	$205,352	$142,974	$10,930
LIABILITIES
Derivative liabilities
Interest rate contracts	$6,824	$-	$6,748	$76
Foreign exchange contracts	778	-	739	39
Equity contracts	24	-	-	24
Credit default swaps	1	-	-	1
Investment contract liabilities	748	-	748	-
Total liabilities carried at fair value	$8,375	$-	$8,235	$140

(1)	Only private stocks that are carried at fair value are included.
(2)
Segregated funds net assets are recorded at fair value. Investment performance related to segregated funds net assets is fully offset by corresponding amounts credited to contract holders whose interest in the segregated funds net assets is recorded by the Company as segregated funds net liabilities.

Assets and liabilities measured at fair value on the Consolidated Statements of Financial Position using significant unobservable inputs (Level 3)

The tables below provide a fair value roll forward for the financial instruments for which significant unobservable inputs (Level 3) are used in the fair value measurement.  The Company classifies the fair values of financial instruments within Level 3 if there are no observable markets for the instruments or, in the absence of active markets, the majority of the inputs used to determine fair value are based on the Company’s own assumptions about market participant assumptions. The Company prioritizes the use of market-based inputs over entity-based assumptions in determining Level 3 fair values and, therefore, the gains and losses in the tables below include changes in fair value due partly to observable and unobservable factors.

 Manulife Financial Corporation – Second Quarter 2012

Roll forward of financial instruments measured at fair value using significant unobservable inputs (Level 3)

The following table presents a roll forward for all financial instruments measured at fair value using significant unobservable inputs (Level 3) for the three months ended June 30, 2012:

		Net realized / unrealized gains (losses) included in:				Transfers
	Balance as at April 1, 2012	Net income(1)	OCI(2)	Purchases	Sales	Into Level 3(3)	Out of Level 3(3)	Currency movement	Balance as at June 30, 2012	Change in unrealized gains (losses) on instruments still held
Bonds
FVTPL
Canadian government & agency	$219	$4	$-	$-	$-	$-	$(91)	$1	$133	$4
U.S. government & agency	211	11	-	-	-	-	(9)	3	216	11
Other government & agency	709	3	-	63	(8)	-	(55)	7	719	2
Corporate	1,955	42	-	224	(35)	-	(92)	43	2,137	50
Residential mortgage/asset- backed securities	269	12	-	-	(70)	4	-	6	221	30
Commercial mortgage/asset- backed securities	243	1	-	-	(42)	-	(3)	5	204	9
Other securitized assets	154	2	-	-	(2)	-	-	3	157	6
	$3,760	$75	$-	$287	$(157)	$4	$(250)	$68	$3,787	$112
AFS
Canadian government & agency	$280	$-	$18	$201	$(13)	$-	$(35)	$1	$452	$-
U.S. government & agency	2	-	-	-	-	-	-	-	2	-
Other government & agency	65	-	1	9	-	-	-	(1)	74	-
Corporate	271	(1)	6	12	(83)	-	(16)	6	195	-
Residential mortgage/asset- backed securities	77	(2)	7	-	(27)	1	-	2	58	-
Commercial mortgage/asset- backed securities	45	(3)	3	-	(7)	-	-	1	39	-
Other securitized assets	45	-	-	-	(1)	-	-	1	45	-
	$785	$(6)	$35	$222	$(131)	$1	$(51)	$10	$865	$-

Stocks
AFS	$-	$-	$-	$10	$-	$-	$-	$-	$10	$-
Other invested assets
Private stocks FVTPL	4,139	44	-	228	(102)	-	-	69	4,378	26
Private stocks AFS	126	-	2	1	-	-	-	2	131	-
	$4,265	$44	$2	$239	$(102)	$-	$-	$71	$4,519	$26
Net derivatives	$(84)	$59	$(16)	$13	$31	$-	$31	$5	$39	$96
Segregated funds net assets	2,156	10	-	6	(37)	1	-	43	2,179	(10)
	$10,882	$182	$21	$767	$(396)	$6	$(270)	$197	$11,389	$224

(1)
These amounts are included in investment income on the Consolidated Statements of Income, except for the segregated funds amount which is included in the Investment related section of the changes in net assets for segregated funds (note 15).

(2)	These amounts are included in accumulated other comprehensive income (loss) on the Consolidated Statements of Financial Position.

(3)	For financial assets that are transferred into and/or out of Level 3, the Company uses the fair value of the assets at the beginning of the period.

 Manulife Financial Corporation – Second Quarter 2012

The following table presents a roll forward for all financial instruments measured at fair value using significant unobservable inputs (Level 3) for the three months ended June 30, 2011:

		Net realized / unrealized gains (losses) included in:				Transfers
	Balance as at April 1, 2011	Net income(1)	OCI(2)	Purchases	Sales	Into Level 3(3)	Out of Level 3(3)	Currency movement	Balance as at June 30, 2011	Change in unrealized gains (losses) on instruments still held
Bonds
FVTPL
Canadian government & agency	$155	$3	$-	$25	$-	$-	$-	$-	$183	$3
U.S. government & agency	119	5	-	5	-	-	(26)	(1)	102	5
Other government & agency	603	12	-	38	(15)	1	-	(5)	634	11
Corporate	1,581	4	-	264	(88)	57	(52)	6	1,772	(6)
Residential mortgage/asset- backed securities	347	1	-	-	(19)	5	-	(3)	331	(1)
Commercial mortgage/asset- backed securities	419	(3)	-	-	(21)	-	-	(4)	391	(2)
Other securitized assets	161	9	-	-	(20)	-	1	(1)	150	16
	$3,385	$31	$-	$332	$(163)	$63	$(77)	$(8)	$3,563	$26
AFS
Canadian government & agency	$33	$-	$-	$312	$-	$14	$-	$(1)	$358	$-
U.S. government & agency	5	-	-	-	-	-	(2)	-	3	-
Other government & agency	60	-	-	11	(13)	3	-	(1)	60	-
Corporate	269	-	1	42	(66)	46	-	1	293	-
Residential mortgage/asset- backed securities	90	-	1	-	(5)	2	-	(1)	87	-
Commercial mortgage/asset- backed securities	71	(1)	2	-	(11)	-	-	-	61	-
Other securitized assets	38	(7)	10	-	(1)	-	-	-	40	-
	$566	$(8)	$14	$365	$(96)	$65	$(2)	$(2)	$902	$-
Other invested assets
Private stocks FVTPL	$3,258	$96	$-	$185	$(96)	$-	$(3)	$(4)	$3,436	$83
Private stocks AFS	101	-	9	1	-			-	111	-
	$3,359	$96	$9	$186	$(96)	$-	$(3)	$(4)	$3,547	$83
Net derivatives	$(11)	$2	$6	$-	$-	$-	$1	$(2)	$(4)	$-
Segregated funds net assets	2,047	28	-	8	(10)	-	-	(17)	2,056	32
	$9,346	$149	$29	$891	$(365)	$128	$(81)	$(33)	$10,064	$141

(1)
These amounts are included in investment income on the Consolidated Statements of Income, except for the segregated funds amount which is included in the Investment related section of the changes in net assets for segregated funds (note 15).

(2)	These amounts are included in accumulated other comprehensive income (loss) on the Consolidated Statements of Financial Position.

(3)	For financial assets that are transferred into and/or out of Level 3, the Company uses the fair value of the assets at the beginning of the period.

 Manulife Financial Corporation – Second Quarter 2012

The following table presents a roll forward for all financial instruments measured at fair value using significant unobservable inputs (Level 3) for the six months ended June 30, 2012:

		Net realized / unrealized gains (losses) included in:				Transfers
	Balance as at January 1, 2012	Net income(1)	OCI(2)	Purchases	Sales	Into Level 3(3)	Out of Level 3(3)	Currency movement	Balance as at June 30, 2012	Change in unrealized gains (losses) on instruments still held
Bonds
FVTPL
Canadian government & agency	$217	$(1)	$-	$38	$-	$-	$(121)	$-	$133	$(1)
U.S. government & agency	213	12	-	-	-	-	(9)	-	216	12
Other government & agency	668	13	-	117	(26)	-	(55)	2	719	13
Corporate	2,001	61	-	357	(114)	27	(176)	(19)	2,137	51
Residential mortgage/asset- backed securities	296	27	-	-	(102)	4	(4)	-	221	62
Commercial mortgage/asset- backed securities	272	9	-	-	(74)	-	(3)	-	204	23
Other securitized assets	147	14	-	-	(4)	-	-	-	157	20
	$3,814	$135	$-	$512	$(320)	$31	$(368)	$(17)	$3,787	$180
AFS
Canadian government & agency	$137	$7	$7	$385	$(49)	$-	$(35)	$-	$452	$-
U.S. government & agency	2	-	-	-	-	-	-	-	2	-
Other government & agency	64	-	1	9	-	-	-	-	74	-
Corporate	279	-	(1)	24	(86)	-	(18)	(3)	195	-
Residential mortgage/asset- backed securities	81	(11)	23	-	(35)	1	(1)	-	58	-
Commercial mortgage/asset- backed securities	46	(3)	4	-	(8)	-	-	-	39	-
Other securitized assets	44	(1)	4	-	(2)	-	-	-	45	-
	$653	$(8)	$38	$418	$(180)	$1	$(54)	$(3)	$865	$-
Stocks
AFS	$-	$-	$-	$10	$-	$-	$-	$-	$10	$-
Other invested assets
Private stocks FVTPL	4,061	57	-	422	(171)	-	-	9	4,378	13
Private stocks AFS	120	-	10	1	-	-	-	-	131	-
	$4,181	$57	$10	$433	$(171)	$-	$-	$9	$4,519	$13
Net derivatives	$(46)	$69	$18	$22	$2	$-	$(26)	$-	$39	$112
Segregated funds net assets	2,188	25	-	16	(55)	1	-	4	2,179	6
	$10,790	$278	$66	$1,401	$(724)	$33	$(448)	$(7)	$11,389	$311

(1)
These amounts are included in investment income on the Consolidated Statements of Income, except for the segregated funds amount which is included in the Investment related section of the changes in net assets for segregated funds (note 15).

(2)	These amounts are included in accumulated other comprehensive income (loss) on the Consolidated Statements of Financial Position.

(3)	For financial assets that are transferred into and/or out of Level 3, the Company uses the fair value of the assets at the beginning of the period.

 Manulife Financial Corporation – Second Quarter 2012

The following table presents a roll forward for all financial instruments measured at fair value using significant unobservable inputs (Level 3) for the six months ended June 30, 2011:

		Net realized / unrealized gains (losses) included in:				Transfers
	Balance as at January 1, 2011	Net income(1)	OCI(2)	Purchases	Sales	Into Level 3(3)	Out of Level 3(3)	Currency movement	Balance as at June 30, 2011	Change in unrealized gains (losses) on instruments still held
Bonds
FVTPL
Canadian government & agency	$160	$(1)	$-	$25	$-	$-	$-	$(1)	$183	$(1)
U.S. government & agency	164	5	-	11	(32)	-	(42)	(4)	102	2
Other government & agency	597	9	-	66	(25)	1	-	(14)	634	9
Corporate	1,705	20	-	356	(255)	57	(66)	(45)	1,772	7
Residential mortgage/asset- backed securities	360	19	-	-	(41)	5	-	(12)	331	17
Commercial mortgage/asset- backed securities	430	15	-	-	(40)	-	-	(14)	391	20
Other securitized assets	160	21	-	-	(21)	-	(5)	(5)	150	28
	$3,576	$88	$-	$458	$(414)	$63	$(113)	$(95)	$3,563	$82
AFS
Canadian government & agency	$34	$-	$-	$312	$-	$14	$-	$(2)	$358	$-
U.S. government & agency	5	-	-	-	-	-	(2)	-	3	-
Other government & agency	60	-	-	11	(13)	3	-	(1)	60	-
Corporate	259	-	-	61	(66)	46	-	(7)	293	-
Residential mortgage/asset- backed securities	93	-	6	-	(11)	2	-	(3)	87	-
Commercial mortgage/asset- backed securities	72	(2)	4	-	(11)	-	-	(2)	61	-
Other securitized assets	52	(7)	12	-	(1)	-	(15)	(1)	40	-
	$575	$(9)	$22	$384	$(102)	$65	$(17)	$(16)	$902	$-
Other invested assets
Private stocks FVTPL	$3,282	$60	$-	$335	$(174)	$-	$(3)	$(64)	$3,436	$45
Private stocks AFS	80	-	7	49	(24)	-	-	(1)	111	-
	$3,362	$60	$7	$384	$(198)	$-	$(3)	$(65)	$3,547	$45
Net derivatives	$(2)	$3	$2	$-	$-	$-	$-	$(7)	$(4)	$10
Segregated funds net assets	2,121	10	-	13	(23)	-	-	(65)	2,056	14
	$9,632	$152	$31	$1,239	$(737)	$128	$(133)	$(248)	$10,064	$151

(1)
These amounts are included in investment income on the Consolidated Statements of Income, except for the segregated funds amount which is included in the Investment related section of the changes in net assets for segregated funds (note 15).

(2)	These amounts are included in accumulated other comprehensive income (loss) on the Consolidated Statements of Financial Position.

(3)	For financial assets that are transferred into and/or out of Level 3, the Company uses the fair value of the assets at the beginning of the period.

The Company may hedge positions with offsetting positions that are classified in a different level. For example, the gains and losses for assets and liabilities in the Level 3 category presented in the tables above may not reflect the effect of offsetting gains and losses on hedging instruments that have been classified by the Company in the Level 1 and Level 2 categories.

The transfers into Level 3 primarily result from securities that were impaired during the period or securities where a lack of observable market data (versus the previous period) resulted in reclassifying assets into Level 3.  The transfers from Level 3 primarily result from observable market data now being available from the entire term structure of the bond, thus eliminating the need to extrapolate market data beyond observable points.

 Manulife Financial Corporation – Second Quarter 2012

Note 10 Liabilities for Preferred Shares and Capital Instruments

	June 30,	December 31,
As at	2012	2011
Preferred shares – Class A Shares, Series 1	$344	$344
Manulife Financial Capital Securities – Series A	-	60
Manulife Financial Capital Securities – Series B	-	940
Manulife Financial Capital Trust II Notes – Series 1	994	993
Surplus notes – 7.375% U.S. dollar	482	481
Subordinated notes – 4.21% fixed/floating Canadian dollar	548	547
Subordinated debentures – 5.059% fixed/floating Canadian dollar	646	647
Subordinated debentures – 4.165% fixed/floating Canadian dollar	497	-
Total	$3,511	$4,012
Fair value	$3,658	$4,077

The fair value of liability instruments is determined using quoted market prices.
The carrying value of the surplus notes reflects an unamortized fair value increment of US$37 (December 31, 2011 – US$39), which arose as a result of the acquisition of John Hancock Financial Services, Inc. The amortization of the fair value adjustment is recorded in interest expense.

Issue costs are amortized over the term of the underlying instruments.

On February 17, 2012, MLI issued $500 in subordinated fixed/floating debentures, which mature June 1, 2022. The debentures are guaranteed by MFC on a subordinated basis. The debentures bear interest at a fixed rate of 4.165% per annum, payable semi-annually for five years and thereafter at the 90-day Bankers’ Acceptance rate plus 2.45%, payable quarterly.  With regulatory approval, MLI may redeem the debentures, in whole or in part, on or after June 1, 2017, at par, together with accrued and unpaid interest.  The subordinated debentures form part of the Company’s Tier 2B regulatory capital.

On June 30, 2012 Manulife Financial Capital Trust (the “Trust”), a subsidiary of MFC, redeemed all of its outstanding $60 million principal amount of Manulife Financial Capital Securities – Series A and all of its outstanding $940 million principal amount of Manulife Financial Capital Securities – Series B at par plus unpaid indicated yield accrued to the date of redemption.

Note 11 Share Capital

As at June 30, 2012, there were 37 million outstanding stock options and deferred share units that entitle the holder to receive common shares or payment in cash or common shares, at the option of the holder (December 31, 2011 – 38 million).

For the	six months ended	year ended
Number of common shares (in millions)	June 30, 2012	December 31, 2011
Balance, beginning of period	1,801	1,778
Issued under dividend reinvestment and share purchase plans	14	23
Balance, end of period	1,815	1,801

 Manulife Financial Corporation – Second Quarter 2012

The following is a reconciliation of the denominator (number of shares) in the calculation of basic and diluted earnings per share.

	three months ended		six months ended
	June 30,		June 30,
For the	2012	2011	2012	2011
Weighted average number of common shares (in millions)	1,808	1,783	1,805	1,781
Dilutive stock-based awards(1) (in millions)	-	3	2	3
Dilutive convertible instruments(2) (in millions)	-	85	117	82
Weighted average number of diluted common shares3 (in millions)	1,808	1,871	1,924	1,866

(1)
The dilutive effect of stock-based awards was calculated using the treasury stock method.  This method calculates the number of incremental shares by assuming the outstanding stock-based awards are (i) exercised and (ii) then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price of MFC common shares for the period.

(2)
The holders of the convertible preferred shares have the right to redeem these instruments for MFC shares prior to the conversion date. Prior to the redemption of the MaCS series A and B, the holders had the right to redeem those instruments for MFC shares.

(3)
 For the three months ended June 30, 2012, the dilutive effect calculation utilizes the basic weighted average number of common shares because the loss for the period results in all awards being anti-dilutive.

Preferred shares
On May 24, 2012, MFC issued 10 million Class 1 Shares Series 9 (“Class 1 Series 9 Preferred Shares”) at a price of $25 per share, for an aggregate amount of $250.  The Class 1 Series 9 Preferred Shares are entitled to non-cumulative preferential cash dividends, payable quarterly, if and when declared, at a per annum rate of 4.40% until September 19, 2017 after which the dividend rate will be reset every five years at a rate equal to the five year Government of Canada bond yield plus 2.86%.  On September 19, 2017 and on September 19 every five years thereafter, the Class 1 Series 9 Preferred Shares will be convertible at the option of the holder into Class 1 Shares Series 10 (“Class 1 Series 10 Preferred Shares”).  The Class 1 Series 10 Preferred Shares are entitled to non-cumulative preferential cash dividends, payable quarterly, if and when declared, at a rate equal to the three month Government of Canada Treasury Bill yield plus 2.86%.  Subject to regulatory approval, MFC may redeem Class 1 Series 9 Preferred Shares, in whole or in part, at par, on September 19, 2017 and on September 19 every five years thereafter.

On February 22, 2012, MFC issued 10 million Class 1 Shares Series 7 (“Class 1 Series 7 Preferred Shares”) at a price of $25 per share, for an aggregate amount of $250.  The Class 1 Series 7 Preferred Shares are entitled to non-cumulative preferential cash dividends, payable quarterly, if and when declared, at a per annum rate of 4.60% until March 19, 2017 after which the dividend rate will be reset every five years at a rate equal to the five year Government of Canada bond yield plus 3.13%.  On March 19, 2017 and on March 19 every five years thereafter, the Class 1 Series 7 Preferred Shares will be convertible at the option of the holder into Class 1 Shares Series 8 (“Class 1 Series 8 Preferred Shares”).  The Class 1 Series 8 Preferred Shares are entitled to non-cumulative preferential cash dividends, payable quarterly, if and when declared, at a rate equal to the three month Government of Canada Treasury Bill yield plus 3.13%.  Subject to regulatory approval, MFC may redeem Class 1 Series 7 Preferred Shares, in whole or in part, at par, on March 19, 2017 and on March 19 every five years thereafter.

Note 12 Employee Future Benefits

The Company maintains a number of pension plans, both defined benefit and defined contribution, and post-employment benefit plans for its eligible employees and agents.  Information about the cost of the Company’s pension and benefit plans, in aggregate, is as follows:

	Pension benefits		Post-employment benefits
For the three months ended June 30,	2012	2011	2012	2011
Defined benefit current service cost	$13	$13	$2	$3
Past service cost	-	-	(1)	(3)
Defined contribution current service cost	17	17	-	-
Interest cost	41	43	8	9
Expected return on plan assets	(43)	(45)	(6)	(6)
Amortization of actuarial losses	39	16	-	-
Total	$67	$44	$3	$3

For the six months ended June 30,
Defined benefit current service cost	$27	$26	$5	$6
Past service cost	-	-	(2)	(6)
Defined contribution current service cost	40	38	-	-
Interest cost	82	87	16	18
Expected return on plan assets	(87)	(92)	(11)	(12)
Amortization of actuarial losses	77	31	1	4
Total	$139	$90	$9	$10

 Manulife Financial Corporation – Second Quarter 2012

Note 13 Commitments and Contingencies

(a)           Legal proceedings
The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions naming the Company as a defendant ordinarily involve its activities as a provider of insurance protection and wealth management products, as well as an investment adviser, employer and taxpayer.  In addition, government and regulatory bodies in Canada, the United States and Asia regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company's compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers.

A class action covering Quebec residents only is pending in Quebec against the Company and proposed class action lawsuits against the Company have been filed in Ontario and the United States, on behalf of investors in Canada (except for Quebec residents) and the United States, respectively.  These proceedings are based on allegations that the Company failed to meet its disclosure obligations related to its exposure to market price risk in its segregated funds and variable annuity guaranteed products. The Company may become subject to other similar lawsuits by investors.

The Company believes that its disclosure satisfied applicable disclosure requirements and intends to vigorously defend itself against any claims based on these allegations.

(b)	Guarantees
Guarantees regarding Manulife Finance (Delaware), L.P. (“MFLP”)
MFC has guaranteed the payment of amounts on the $550 senior debentures due December 15, 2026 and the $650 subordinated debentures due December 15, 2041 issued by MFLP, a wholly owned partnership.

Guarantees regarding The Manufacturers Life Insurance Company
On January 29, 2007, MFC provided a subordinated guarantee of Class A Shares and Class B Shares of MLI and any other class of preferred shares that rank on a parity with Class A Shares or Class B Shares of MLI.  On November 18, 2011, MFC provided a subordinated guarantee of the $550 subordinated debentures issued by MLI on November 18, 2011.  On February 17, 2012, MFC provided a subordinated guarantee of the $500 subordinated debentures issued by MLI on February 17, 2012.

 Manulife Financial Corporation – Second Quarter 2012

The following table sets forth certain condensed consolidating financial information for MFC:

For the three months ended June 30, 2012	MFC (Guarantor)	Manulife Finance (Delaware), L.P.	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidating adjustments	Total consolidated amounts
Total revenue	$85	$17	$10,925	$1,575	$(1,306)	$11,296
Net income (loss) attributed to shareholders	(300)	1	(257)	(73)	329	(300)

For the three months ended June 30, 2011
Total revenue	$84	$13	$10,551	$737	$(620)	$10,765
Net income (loss) attributed to shareholders	490	(1)	596	(122)	(473)	490

For the six months ended June 30, 2012
Total revenue	$164	$34	$14,691	$1,440	$(1,216)	$15,113
Net income (loss) attributed to shareholders	906	3	1,128	(263)	(868)	906

For the six months ended June 30, 2011
Total revenue	$167	$29	$17,492	$1,159	$(1,018)	$17,829
Net income (loss) attributed to shareholders	1,475	(6)	1,532	(78)	(1,448)	1,475

As at June 30, 2012
Invested assets	$99	$10	$224,129	$3,701	$-	$227,939
Total other assets	39,494	1,622	59,475	26,268	(78,754)	48,105
Segregated funds net assets	-	-	203,563	-	-	203,563
Insurance contract liabilities	-	-	197,498	12,699	(11,547)	198,650
Investment contract liabilities	-	-	2,509	-	-	2,509
Segregated funds net liabilities	-	-	203,563	-	-	203,563
Total other liabilities	14,222	1,482	52,549	16,860	(36,313)	48,800

As at December 31, 2011
Invested assets	$58	$7	$222,958	$3,497	$-	$226,520
Total other assets	29,863	1,631	49,325	9,323	(50,618)	39,524
Segregated funds net assets	-	-	196,058	-	-	196,058
Insurance contract liabilities	-	-	189,359	11,642	(10,635)	190,366
Investment contract liabilities	-	-	2,540	-	-	2,540
Segregated funds net liabilities	-	-	196,058	-	-	196,058
Total other liabilities	5,706	1,491	51,095	507	(10,540)	48,259

Guarantees regarding John Hancock Life Insurance Company (U.S.A.) and John Hancock Life Insurance Company of New York

Details of guarantees regarding certain securities issued or to be issued by John Hancock Life Insurance Company (U.S.A.) and John Hancock Life Insurance Company of New York are outlined in note 16.

Note 14 Segmented Information

The Company’s reporting segments are the Asia, Canada and U.S. Divisions and the Corporate and Other segment. Each division has profit and loss responsibility and develops products, services and distribution strategies based on the profile of its business and the needs of its market.  The significant product and service offerings of each segment are:

Protection (U.S., Asia and Canada Divisions).  Offers a variety of individual life insurance and individual and group long-term care insurance.  Products are distributed through multiple distribution channels, including insurance agents, brokers, banks, financial planners, and direct marketing.

Wealth Management (U.S., Asia and Canada Divisions).  Offers annuities, pension contracts, and mutual fund products and services. These businesses also offer a variety of retirement products to group benefit plans. Annuity contracts provide non-guaranteed, partially guaranteed and fully guaranteed investment options through general and separate account products.  The Canadian Wealth Management business also includes Manulife Bank of Canada, which offers a variety of deposit and credit products to Canadian customers.  These businesses distribute products through multiple distribution channels, including insurance agents and brokers affiliated with the Company, securities brokerage firms, financial planners, pension plan sponsors, pension plan consultants, and banks.

Corporate and Other Segment.  Comprised of the Investment Division’s external asset management business, earnings on assets backing capital, net of amounts allocated to operating divisions, changes in actuarial methods and assumptions, the property and casualty and run-off reinsurance operations and other non-operating items.

Effective January 1, 2012, the Company combined its U.S. Insurance and U.S. Wealth Management segments into one reportable segment, the U.S. Division.  This change was made to better align with the management of the division.  Prior periods have been restated to conform to this presentation.

 Manulife Financial Corporation – Second Quarter 2012

Certain allocation methodologies are employed in the preparation of segmented financial information.  Indirect expenses are allocated to business segments using allocation formulas applied on a consistent basis, while capital is apportioned to the Company's business segments using a risk-based methodology.  The income statement impact of changes in actuarial methods and assumptions (note 7) is reported in the Corporate and Other segment.

By segment
For the three months ended	Asia	Canada	U.S.	Corporate
June 30, 2012	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$1,512	$799	$1,382	$26	$3,719
Annuities and pensions	337	109	294	-	740
Net premium income prior to FDA coinsurance	$1,849	$908	$1,676	$26	$4,459
Premiums ceded relating to FDA coinsurance (note 6)	-	-	(5,428)	-	(5,428)
Net investment income	620	2,010	7,073	517	10,220
Other revenue	229	893	910	13	2,045
Total revenue	$2,698	$3,811	$4,231	$556	$11,296
Contract benefits and expenses
Life and health insurance	$1,417	$1,616	$5,153	$899	$9,085
Annuities and pensions	1,014	1,017	(2,105)	-	(74)
Net benefits and claims	$2,431	$2,633	$3,048	$899	$9,011
Interest expense	18	112	12	172	314
Other expenses	572	773	922	185	2,452
Total contract benefits and expenses	$3,021	$3,518	$3,982	$1,256	$11,777
Income (loss) before income taxes	$(323)	$293	$249	$(700)	$(481)
Income tax recovery (expense)	(24)	(60)	(72)	350	194
Net income (loss)	$(347)	$233	$177	$(350)	$(287)
Less net income (loss) attributed to:
Participating policyholders	(41)	10	-	-	(31)
Non-controlling interest	9	-	-	35	44
Net income (loss) attributed to shareholders	$(315)	$223	$177	$(385)	$(300)

 Manulife Financial Corporation – Second Quarter 2012

By segment
For the three months ended	Asia	Canada	U.S.	Corporate
June 30, 2011	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$1,166	$825	$1,313	$148	$3,452
Annuities and pensions	221	157	352	-	730
Net premium income	$1,387	$982	$1,665	$148	$4,182
Net investment income	498	1,284	2,750	343	4,875
Other revenue	216	504	903	85	1,708
Total revenue	$2,101	$2,770	$5,318	$576	$10,765
Contract benefits and expenses
Life and health insurance	$1,206	$1,080	$2,391	$708	$5,385
Annuities and pensions	398	593	1,332	-	2,323
Net benefits and claims	$1,604	$1,673	$3,723	$708	$7,708
Interest expense	15	83	68	161	327
Other expenses	449	709	903	137	2,198
Total contract benefits and expenses	$2,068	$2,465	$4,694	$1,006	$10,233
Income (loss) before income taxes	$33	$305	$624	$(430)	$532
Income tax recovery (expense)	(3)	(36)	(195)	197	(37)
Net income (loss)	$30	$269	$429	$(233)	$495
Less net income (loss) attributed to:
Participating policyholders	(4)	5	-		1
Non-controlling interest	6	-	-	(2)	4
Net income (loss) attributed to shareholders	$28	$264	$429	$(231)	$490

By segment
For the six months ended	Asia	Canada	U.S.	Corporate
June 30, 2012	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$2,938	$1,479	$2,724	$51	$7,192
Annuities and pensions	817	297	657	-	1,771
Net premium income prior to FDA coinsurance	$3,755	$1,776	$3,381	$51	$8,963
Premiums ceded relating to FDS coinsurance (note 6)	-	-	(5,428)	-	(5,428)
Net investment income (loss)	1,186	2,046	4,783	(272)	7,743
Other revenue	468	1,444	1,812	111	3,835
Total revenue	$5,409	$5,266	$4,548	$(110)	$15,113
Contract benefits and expenses
Life and health insurance	$2,853	$2,335	$5,193	$865	$11,246
Annuities and pensions	636	621	(3,596)	-	(2,339)
Net benefits and claims	$3,489	$2,956	$1,597	$865	$8,907
Interest expense	35	192	22	353	602
Other expenses	1,077	1,530	1,847	341	4,795
Total contract benefits and expenses	$4,601	$4,678	$3,466	$1,559	$14,304
Income (loss) before income taxes	$808	$588	$1,082	$(1,669)	$809
Income tax recovery (expense)	(23)	(34)	(331)	522	134
Net income (loss)	$785	$554	$751	$(1,147)	$943
Less net income (loss) attributed to:
Participating policyholders	(30)	14	-	-	(16)
Non-controlling interest	19	-	-	34	53
Net income (loss) attributed to shareholders	$796	$540	$751	$(1,181)	$906

 Manulife Financial Corporation – Second Quarter 2012

By segment
For the six months ended	Asia	Canada	U.S.	Corporate
June 30, 2011	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$2,294	$1,612	$2,811	$328	$7,045
Annuities and pensions	383	412	862	-	1,657
Net premium income	$2,677	$2,024	$3,673	$328	$8,702
Net investment income	643	1,590	3,378	44	5,655
Other revenue	452	1,058	1,793	169	3,472
Total revenue	$3,772	$4,672	$8,844	$541	$17,829
Contract benefits and expenses
Life and health insurance	$2,049	$1,464	$3,450	$1,102	$8,065
Annuities and pensions	415	693	1,799	-	2,907
Net benefits and claims	$2,464	$2,157	$5,249	$1,102	$10,972
Interest expense	32	145	80	351	608
Other expenses	860	1,448	1,840	273	4,421
Total contract benefits and expenses	$3,356	$3,750	$7,169	$1,726	$16,001
Income (loss) before income taxes	$416	$922	$1,675	$(1,185)	$1,828
Income tax recovery (expense)	(33)	(142)	(531)	362	(344)
Net income (loss)	$383	$780	$1,144	$(823)	$1,484
Less net income (loss) attributed to:
Participating policyholders	(7)	7	-	-	-
Non-controlling interest	11	-	-	(2)	9
Net income (loss) attributed to shareholders	$379	$773	$1,144	$(821)	$1,475

The results of the Company’s business segments differ from geographic segmentation primarily as a consequence of segmenting the results of the Company’s Corporate and Other segment into the different geographic segments to which its businesses pertain.

By geographic location
For the three months ended
June 30, 2012	Asia	Canada	U.S.	Other	Total
Revenue
Premium income
Life and health insurance	$1,526	$680	$1,384	$129	$3,719
Annuities and pensions	337	109	294	-	740
Net premium income prior to FDA coinsurance	$1,863	$789	$1,678	$129	$4,459
Premiums ceded relating to FDA coinsurance (note 6)	-	-	(5,428)	-	(5,428)
Net investment income	941	1,946	7,289	44	10,220
Other revenue	253	831	949	12	2,045
Total revenue	$3,057	$3,566	$4,488	$185	$11,296

June 30, 2011
Revenue
Premium income
Life and health insurance	$1,178	$720	$1,427	$127	$3,452
Annuities and pensions	221	157	352	-	730
Net premium income	$1,399	$877	$1,779	$127	$4,182
Net investment income	539	1,412	2,869	55	4,875
Other revenue	220	526	956	6	1,708
Total revenue	$2,158	$2,815	$5,604	$188	$10,765

 Manulife Financial Corporation – Second Quarter 2012

By geographic location
For the six months ended
June 30, 2012	Asia	Canada	U.S.	Other	Total
Revenue
Premium income
Life and health insurance	$2,965	$1,249	$2,728	$250	$7,192
Annuities and pensions	817	297	657	-	1,771
Net premium income prior to FDA coinsurance	$3,782	$1,546	$3,385	$250	$8,963
Premiums ceded relating to FDA coinsurance (note 6)	-	-	(5,428)	-	(5,428)
Net investment income	998	2,010	4,693	42	7,743
Other revenue	500	1,436	1,880	19	3,835
Total revenue	$5,280	$4,992	$4,530	$311	$15,113

June 30, 2011
Revenue
Premium income
Life and health insurance	$2,318	$1,396	$3,034	$297	$7,045
Annuities and pensions	383	412	862	-	1,657
Net premium income	$2,701	$1,808	$3,896	$297	$8,702
Net investment income	523	1,745	3,319	68	5,655
Other revenue	452	1,123	1,878	19	3,472
Total revenue	$3,676	$4,676	$9,093	$384	$17,829

Note 15 Segregated Funds

Net assets

As at	June 30, 2012	December 31, 2011
Investments, at market value
Cash and short-term securities	$1,490	$1,888
Bonds	1,022	1,000
Stocks and mutual funds	198,691	190,926
Other investments	2,519	2,430
Accrued investment income	64	75
Other liabilities, net	(223)	(261)
Total segregated funds net assets	$203,563	$196,058

Changes in net assets
	three months ended June 30		six months ended June 30
For the	2012	2011	2012	2011
Net policyholder cash flow
Deposits from policyholders	$5,623	$5,086	$11,917	$11,005
Net transfers to general fund	(229)	(64)	(387)	(22)
Payments to policyholders	(5,801)	(5,502)	(11,862)	(11,341)
	$(407)	$(480)	$(332)	$(358)
Investment related
Interest and dividends	$452	$392	$789	$692
Net realized and unrealized investment gains	(5,360)	(408)	8,923	5,836
	$(4,908)	$(16)	$9,712	$6,528
Other
Management and administration fees	$(843)	$(828)	$(1,799)	$(1,742)
Impact of changes in foreign exchange rates	3,768	(770)	(76)	(4,751)
	$2,925	$(1,598)	$(1,875)	$(6,493)
Net additions	$(2,390)	$(2,094)	$7,505	$(323)
Segregated funds net assets, beginning of period	205,953	200,891	196,058	199,120
Segregated funds net assets, end of period	$203,563	$198,797	$203,563	$198,797

 Manulife Financial Corporation – Second Quarter 2012

 Note 16  Information Provided in Connection with Investments in Deferred Annuity Contracts and SignatureNotes Issued or Assumed by John Hancock Life Insurance Company (U.S.A.) and Fixed Investments in Deferred Annuity Contracts to be Issued by John Hancock Life Insurance Company of New York

The following condensed consolidating financial information, presented in accordance with IFRS, have been included in these interim consolidated financial statements with respect to John Hancock Life Insurance Company (U.S.A.) (“JHUSA”) and John Hancock Life Insurance Company of New York (“JHNY”) in compliance with Regulation S-X and Rule 12h-5 of the United States Securities and Exchange Commission (the “Commission”). These financial statements are (i) incorporated by reference in the registration statements of MFC, JHUSA and JHNY that relate to MFC’s guarantee of certain securities to be issued by its subsidiaries and (ii) are provided in reliance on an exemption from continuous disclosure obligations of JHUSA and JHNY.  For information about these subsidiaries, the MFC guarantees and restrictions on the ability of MFC to obtain funds from its subsidiaries by dividend or loan refer to note 24 of the Company’s 2011 annual financial statements.

Condensed Consolidating Statement of Financial Position
		John Hancock	John Hancock
	Manulife	Life Insurance	Life Insurance			Consolidated
	Financial	Company	Company of			Manulife
	Corporation	(U.S.A.)	New York	Other	Consolidation	Financial
As at June 30, 2012	(Guarantor)	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation
Assets
Invested assets	$99	$86,367	$10,597	$131,436	$(560)	$227,939
Investments in unconsolidated subsidiaries	30,960	3,845	1	19,341	(54,147)	-
Reinsurance assets	-	28,762	1,235	3,859	(17,308)	16,548
Other assets	8,534	23,286	1,144	35,854	(37,261)	31,557
Segregated fund net assets	-	125,875	7,482	72,120	(1,914)	203,563
Total assets	$39,593	$268,135	$20,459	$262,610	$(111,190)	$479,607
Liabilities and equity
Insurance contract liabilities	$-	$109,026	$7,339	$100,236	$(17,951)	$198,650
Investment contract liabilities and deposits	-	1,437	98	1,372	(398)	2,509
Other liabilities	8,972	19,421	3,883	41,765	(34,253)	39,788
Long-term debt	4,906	-	-	687	(92)	5,501
Liabilities for preferred shares and capital instruments	344	1,033	-	12,503	(10,369)	3,511
Segregated fund net liabilities	-	125,875	7,482	72,120	(1,914)	203,563
Shareholders' equity	25,371	11,343	1,657	33,334	(46,334)	25,371
Participating policyholders' equity	-	-	-	233	-	233
Non-controlling interest in subsidiaries	-	-	-	360	121	481
Total liabilities and equity	$39,593	$268,135	$20,459	$262,610	$(111,190)	$479,607

 Manulife Financial Corporation – Second Quarter 2012

Condensed Consolidating Statement of Financial Position
		John Hancock	John Hancock
	Manulife	Life Insurance	Life Insurance			Consolidated
	Financial	Company	Company of			Manulife
	Corporation	(U.S.A.)	New York	Other	Consolidation	Financial
As at December 31, 2011	(Guarantor)	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation
Assets
Invested assets	$58	$90,391	$10,240	$126,327	$(496)	$226,520
Investments in unconsolidated subsidiaries	29,472	3,794	1	11,132	(44,399)	-
Reinsurance assets	-	22,376	1,156	3,479	(16,283)	10,728
Other assets	391	21,852	1,038	25,103	(19,588)	28,796
Segregated fund net assets	-	120,711	7,159	70,123	(1,935)	196,058
Total assets	$29,921	$259,124	$19,594	$236,164	$(82,701)	$462,102
Liabilities and equity
Insurance contract liabilities	$-	$105,815	$7,135	$94,199	$(16,783)	$190,366
Investment contract liabilities and deposits	-	1,442	83	1,465	(450)	2,540
Other liabilities	460	19,225	3,642	32,051	(16,634)	38,744
Long-term debt	4,902	-	-	688	(87)	5,503
Liabilities for preferred shares and capital instruments	344	1,031	-	5,004	(2,367)	4,012
Segregated fund net liabilities	-	120,711	7,159	70,123	(1,935)	196,058
Shareholders' equity	24,215	10,900	1,575	32,057	(44,532)	24,215
Participating policyholders' equity	-	-	-	249	-	249
Non-controlling interest in subsidiaries	-	-	-	328	87	415
Total liabilities and equity	$29,921	$259,124	$19,594	$236,164	$(82,701)	$462,102
 Manulife Financial Corporation – Second Quarter 2012

Condensed Consolidating Statement of Income
		John Hancock	John Hancock
	Manulife	Life Insurance	Life Insurance			Consolidated
	Financial	Company	Company of			Manulife
For the three months ended	Corporation	(U.S.A.)	New York	Other	Consolidation	Financial
June 30, 2012	(Guarantor)	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation
Revenue
Net premium income	$-	$(4,171)	$90	$3,112	$-	$(969)
Net investment income (loss)	86	6,149	569	3,790	(374)	10,220
Net other revenue	(1)	424	33	4,257	(2,668)	2,045
Total revenue	$85	$2,402	$692	$11,159	$(3,042)	$11,296
Policy benefits and expenses
Net benefits and claims	$-	$1,451	$641	$9,257	$(2,338)	$9,011
Commissions, investment and general expenses	3	670	42	2,013	(355)	2,373
Other expenses	78	89	3	572	(349)	393
Total policy benefits and expenses	$81	$2,210	$686	$11,842	$(3,042)	$11,777
Income (loss) before income taxes	$4	$192	$6	$(683)	$-	$(481)
Income tax recovery (expense)	1	(3)	(1)	197	-	194
Income (loss) after income taxes	$5	$189	$5	$(486)	$-	$(287)
Equity in net (loss) income of unconsolidated subsidiaries	(305)	(40)	-	149	196	-
Net (loss) income	$(300)	$149	$5	$(337)	$196	$(287)
Net (loss) income attributed to:
Non-controlling interest in subsidiaries	$-	$-	$-	$13	$31	$44
Participating policyholders	-	(14)	13	(44)	14	(31)
Shareholders	(300)	163	(8)	(306)	151	(300)
	$(300)	$149	$5	$(337)	$196	$(287)

Condensed Consolidating Statement of Income
		John Hancock	John Hancock
	Manulife	Life Insurance	Life Insurance			Consolidated
	Financial	Company	Company of			Manulife
For the three months ended	Corporation	(U.S.A.)	New York	Other	Consolidation	Financial
June 30, 2011	(Guarantor)	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation
Revenue
Net premium income	$-	$1,256	$88	$2,838	$-	$4,182
Net investment income (loss)	86	2,500	222	2,399	(332)	4,875
Net other revenue	(2)	458	32	2,420	(1,200)	1,708
Total revenue	$84	$4,214	$342	$7,657	$(1,532)	$10,765
Policy benefits and expenses
Net benefits and claims	$-	$3,608	$157	$4,850	$(907)	$7,708
Commissions, investment and general expenses	4	668	39	1,803	(378)	2,136
Other expenses	78	130	5	423	(247)	389
Total policy benefits and expenses	$82	$4,406	$201	$7,076	$(1,532)	$10,233
Income (loss) before income taxes	$2	$(192)	$141	$581	$-	$532
Income tax (expense) recovery	(2)	72	(48)	(59)	-	(37)
Income (loss) after income taxes	$-	$(120)	$93	$522	$-	$495
Equity in net income (loss) of unconsolidated subsidiaries	490	164	-	44	(698)	-
Net income (loss)	$490	$44	$93	$566	$(698)	$495
Net income (loss) attributed to:
Non-controlling interest in subsidiaries	$-	$-	$-	$8	$(4)	$4
Participating policyholders	-	-	(1)	1	1	1
Shareholders	490	44	94	557	(695)	490
	$490	$44	$93	$566	$(698)	$495

 Manulife Financial Corporation – Second Quarter 2012

Condensed Consolidating Statement of Income
		John Hancock	John Hancock
	Manulife	Life Insurance	Life Insurance			Consolidated
	Financial	Company	Company of			Manulife
For the six months ended	Corporation	(U.S.A.)	New York	Other	Consolidation	Financial
June 30, 2012	(Guarantor)	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation
Revenue
Net premium income	$-	$(2,872)	$169	$6,238	$-	$3,535
Net investment income (loss)	163	3,916	444	3,924	(704)	7,743
Net other revenue	1	874	71	4,349	(1,460)	3,835
Total revenue	$164	$1,918	$684	$14,511	$(2,164)	$15,113
Policy benefits and expenses
Net benefits and claims	$-	$9	$510	$9,191	$(803)	$8,907
Commissions, investment and general expenses	12	1,346	78	3,905	(696)	4,645
Other expenses	154	180	6	1,077	(665)	752
Total policy benefits and expenses	$166	$1,535	$594	$14,173	$(2,164)	$14,304
(Loss) income before income taxes	$(2)	$383	$90	$338	$-	$809
Income tax recovery (expense)	2	(34)	(29)	195	-	134
Income after income taxes	$-	$349	$61	$533	$-	$943
Equity in net income (loss) of unconsolidated subsidiaries	906	9	-	358	(1,273)	-
Net income (loss)	$906	$358	$61	$891	$(1,273)	$943
Net income (loss) attributed to:
Non-controlling interest in subsidiaries	$-	$-	$-	$23	$30	$53
Participating policyholders	-	(21)	20	(38)	23	(16)
Shareholders	906	379	41	906	(1,326)	906
	$906	$358	$61	$891	$(1,273)	$943

Condensed Consolidating Statement of Income
		John Hancock	John Hancock
	Manulife	Life Insurance	Life Insurance			Consolidated
	Financial	Company	Company of			Manulife
For the six months ended	Corporation	(U.S.A.)	New York	Other	Consolidation	Financial
June 30, 2011	(Guarantor)	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation
Revenue
Net premium income	$-	$2,715	$191	$5,796	$-	$8,702
Net investment income (loss)	167	2,899	331	2,907	(649)	5,655
Net other revenue	-	878	65	4,044	(1,515)	3,472
Total revenue	$167	$6,492	$587	$12,747	$(2,164)	$17,829
Policy benefits and expenses
Net benefits and claims	$-	$4,838	$239	$6,673	$(778)	$10,972
Commissions, investment and general expenses	11	1,367	84	3,606	(765)	4,303
Other expenses	162	220	7	958	(621)	726
Total policy benefits and expenses	$173	$6,425	$330	$11,237	$(2,164)	$16,001
(Loss) income before income taxes	$(6)	$67	$257	$1,510	$-	$1,828
Income tax (expense) recovery	(2)	20	(88)	(274)	-	(344)
(Loss) income after income taxes	$(8)	$87	$169	$1,236	$-	$1,484
Equity in net income (loss) of unconsolidated subsidiaries	1,483	239	-	326	(2,048)	-
Net income (loss)	$1,475	$326	$169	$1,562	$(2,048)	$1,484
Net income (loss) attributed to:
Non-controlling interest in subsidiaries	$-	$-	$-	$13	$(4)	$9
Participating policyholders	-	(13)	(12)	(2)	27	-
Shareholders	1,475	339	181	1,551	(2,071)	1,475
	$1,475	$326	$169	$1,562	$(2,048)	$1,484

 Manulife Financial Corporation – Second Quarter 2012

Consolidating Statement of Cash Flows
		John Hancock	John Hancock
	Manulife	Life Insurance	Life Insurance			Consolidated
	Financial	Company	Company of			Manulife
	Corporation	(U.S.A.)	New York	Other	Consolidation	Financial
For the six months ended June 30, 2012	(Guarantor)	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation

Operating activities
Net income (loss)	$906	$358	$61	$891	$(1,273)	$943
Adjustments for non-cash items in net income (loss):
Equity in net income of unconsolidated subsidiaries	(906)	(9)	-	(358)	1,273	-
Increase in insurance contract liabilities	-	3,880	208	4,273	-	8,361
Increase in investment contract liabilities	-	22	2	30	-	54
(Increase) decrease in reinsurance assets, net of premiums ceded related to FDA coinsurance (note 6)	-	(954)	(64)	787	-	(231)
Amortization of premium/discount on invested assets	-	14	17	(10)	-	21
Other amortization	-	40	-	147	-	187
Net realized and unrealized losses (gains) including impairments	6	(1,603)	(137)	(1,263)	-	(2,997)
Deferred income tax recovery	(2)	(26)	(80)	(143)	-	(251)
Stock option expense	-	3	-	9	-	12
Net income adjusted for non-cash items	$4	$1,725	$7	$4,363	$-	$6,099
Changes in policy related and operating receivables and payables	(133)	(753)	44	1,076	-	234
Cash (used in) provided by operating activities	$(129)	$972	$51	$5,439	$-	$6,333

Investing activities
Purchases and mortgage advances	$-	$(8,596)	$(2,846)	$(26,432)	$-	$(37,874)
Disposals and repayments	-	9,627	2,954	20,136	-	32,717
Changes in investment broker net receivables and payables	-	(1,058)	113	(176)	-	(1,121)
Investment in common shares of subsidiaries	(490)	-	-	-	490	-
Capital contribution to unconsolidated subsidiaries	-	(29)	-	-	29	-
Return of capital from unconsolidated subsidiaries	-	5	-	-	(5)	-
Notes receivables from affiliates	(8,000)	-	-	(156)	8,156	-
Notes receivables from parent	-	-	-	(8,759)	8,759	-
Notes receivables from subsidiaries	(226)	4	-	-	222	-
Cash (used in) provided by investing activities	$(8,716)	$(47)	$221	$(15,387)	$17,651	$(6,278)

Financing activities
(Decrease) increase in repurchase agreements and securities sold but not yet purchased	$-	$(525)	$-	$14	$-	$(511)
Issue of capital instruments, net	-	-	-	497	-	497
Repayment of capital instruments	-	-	-	(1,000)	-	(1,000)
Net (redemption of) increase in investment contract liabilities	-	(30)	12	(70)	-	(88)
Funds borrowed, net	-	(1)	-	(2)	-	(3)
Secured borrowings from securitization transactions	-	-	-	250	-	250
Changes in bank deposits, net	-	-	-	822	-	822
Shareholder dividends paid in cash	(361)	-	-	-	-	(361)
Contributions from non-controlling interest, net	-	-	-	20	-	20
Common shares issued, net	-	-	-	490	(490)	-
Preferred shares issued, net	488	-	-	-	-	488
Capital contributions by parent	-	-	-	29	(29)	-
Return of capital to parent	-	-	-	(5)	5	-
Notes payable to affiliates	-	156	-	8,000	(8,156)	-
Notes payable to parent	-	-	-	222	(222)	-
Notes payable to subsidiaries	8,759	-	-	-	(8,759)	-
Cash provided by (used in) financing activities	$8,886	$(400)	$12	$9,267	$(17,651)	$114

Cash and short-term securities
Increase (decrease) during the period	$41	$525	$284	$(681)	$-	$169
Effect of exchange rate changes on cash and short-term securities	-	6	-	(4)	-	2
Balance, January 1	58	3,038	230	8,954	-	12,280
Balance, June 30	$99	$3,569	$514	$8,269	$-	$12,451

Cash and short-term securities
Beginning of period
Gross cash and short-term securities	$58	$3,363	$255	$9,137	$-	$12,813
Net payments in transit, included in other liabilities	-	(325)	(25)	(183)	-	(533)
Net cash and short-term securities, January 1	$58	$3,038	$230	$8,954	$-	$12,280

End of period
Gross cash and short-term securities	$99	$3,910	$533	$8,466	$-	$13,008
Net payments in transit, included in other liabilities	-	(341)	(19)	(197)	-	(557)
Net cash and short-term securities, June 30	$99	$3,569	$514	$8,269	$-	$12,451

Supplemental disclosures on cash flow information:
Interest received	$-	$2,056	$228	$2,039	$-	$4,323
Interest paid	$157	$70	$1	$623	$(310)	$541
Income taxes paid	$-	$-	$-	$253	$-	$253

 Manulife Financial Corporation – Second Quarter 2012

Consolidating Statement of Cash Flows
		John Hancock	John Hancock
	Manulife	Life Insurance	Life Insurance			Consolidated
	Financial	Company	Company of			Manulife
	Corporation	(U.S.A.)	New York	Other	Consolidation	Financial
For the six months ended June 30, 2011	(Guarantor)	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation

Operating activities
Net income (loss)	$1,475	$326	$169	$1,562	$(2,048)	$1,484
Adjustments for non-cash items in net income (loss):
Equity in net income of unconsolidated subsidiaries	(1,483)	(239)	-	(326)	2,048	-
Increase (decrease) in insurance contract liabilities	-	1,838	(575)	2,610	-	3,873
(Decrease) increase in investment contract liabilities	-	(310)	(6)	299	-	(17)
(Increase) decrease in reinsurance assets	-	(314)	112	130	-	(72)
Amortization of premium/discount on invested assets	-	16	31	(36)	-	11
Other amortization	-	41	-	117	-	158
Net realized and unrealized gains including impairments	-	(449)	(26)	(566)	-	(1,041)
Deferred income tax expense (recovery)	2	(110)	58	349	-	299
Stock option expense	-	3	-	9	-	12
Net (loss) income adjusted for non-cash items	$(6)	$802	$(237)	$4,148	$-	$4,707
Dividends from unconsolidated subsidiaries	-	24	-	-	(24)	-
Changes in policy related and operating receivables and payables	(100)	374	110	(318)	-	66
Cash (used in) provided by operating activities	$(106)	$1,200	$(127)	$3,830	$(24)	$4,773

Investing activities
Purchases and mortgage advances	$-	$(11,126)	$(2,928)	$(20,147)	$-	$(34,201)
Disposals and repayments	-	10,590	3,125	17,097	-	30,812
Changes in investment broker net receivables and payables	-	9	(15)	428	-	422
Investment in common shares of subsidiaries	(196)	-	-	-	196	-
Capital contribution to unconsolidated subsidiaries	-	(85)	-	-	85	-
Return of capital from unconsolidated subsidiaries	-	31	-	-	(31)	-
Notes receivables from affiliates	(8,000)	-	-	-	8,000	-
Notes receivables from parent	-	-	-	(8,669)	8,669	-
Notes receivables from subsidiaries	(208)	5	-	-	203	-
Cash (used in) provided by investing activities	$(8,404)	$(576)	$182	$(11,291)	$17,122	$(2,967)

Financing activities
Decrease in repurchase agreements and securities sold but not yet purchased	$-	$(473)	$-	$(109)	$-	$(582)
Repayment of long-term debt	-	-	-	(220)	-	(220)
Repayment of capital instruments	-	-	-	(550)	-	(550)
Net increase in (redemption of) investment contract liabilities	-	58	20	(420)	-	(342)
Funds (repaid) borrowed, net	-	(1)	-	36	-	35
Changes in bank deposits, net	-	-	-	1,100	-	1,100
Shareholder dividends paid in cash	(350)	-	-	(1)	-	(351)
Distributions to non-controlling interest, net	-	-	-	(16)	-	(16)
Common shares issued, net	1	-	-	197	(196)	2
Preferred shares issued, net	196	-	-	-	-	196
Capital contributions by parent	-	-	-	85	(85)	-
Dividends paid to parent	-	-	-	(24)	24	-
Return of capital to parent	-	-	-	(31)	31	-
Notes payable to affiliates	-	-	-	8,000	(8,000)	-
Notes payable to parent	-	-	-	203	(203)	-
Notes payable to subsidiaries	8,669	-	-	-	(8,669)	-
Cash provided by (used in) financing activities	$8,516	$(416)	$20	$8,250	$(17,098)	$(728)

Cash and short-term securities
Increase (decrease) during the period	$6	$208	$75	$789	$-	$1,078
Effect of exchange rate changes on cash and short-term securities	-	(51)	(13)	(104)	-	(168)
Balance, January 1	39	1,708	421	9,154	-	11,322
Balance, June 30	$45	$1,865	$483	$9,839	$-	$12,232

Cash and short-term securities
Beginning of period
Gross cash and short-term securities	$39	$2,063	$443	$9,304	$-	$11,849
Net payments in transit, included in other liabilities	-	(355)	(22)	(150)	-	(527)
Net cash and short-term securities, January 1	$39	$1,708	$421	$9,154	$-	$11,322

End of period
Gross cash and short-term securities	$45	$2,152	$508	$10,118	$-	$12,823
Net payments in transit, included in other liabilities	-	(287)	(25)	(279)	-	(591)
Net cash and short-term securities, June 30	$45	$1,865	$483	$9,839	$-	$12,232

Supplemental disclosures on cash flow information:
Interest received	$-	$1,934	$221	$1,990	$(17)	$4,128
Interest paid	$164	$83	$2	$595	$(322)	$522
(Tax refunds received) income taxes paid	$(10)	$(54)	$-	$166	$-	$102

 Manulife Financial Corporation – Second Quarter 2012

Note 17 Comparatives

Certain comparative amounts have been reclassified to conform with the current period’s presentation.

 Manulife Financial Corporation – Second Quarter 2012

SHAREHOLDER INFORMATION

MANULIFE FINANCIAL
CORPORATION HEAD OFFICE
200 Bloor Street East
Toronto, ON Canada M4W 1E5
Telephone 416 926-3000
Fax: 416 926-5454
Web site: www.manulife.com

INVESTOR RELATIONS
Financial analysts, portfolio managers
and other investors requiring financial
information may contact our Investor
Relations Department or access our
Web site at www.manulife.com.
Fax: 416 926-6285
E-mail: investor_relations@manulife.com

Hong Kong
Registered Holders:
Computershare Hong Kong
Investor Services Limited
17M Floor, Hopewell Centre
183 Queen’s Road East,
Wan Chai, Hong Kong
Telephone: 852 2862–8555
Ownership Statement Holders:
The Hongkong and Shanghai
Banking Corporation Limited
Sub-Custody and Clearing,
Hong Kong Office
GPO Box 64 Hong Kong
Telephone: 852 2288-8346
AUDITORS Ernst & Young LLP Chartered Accountants Licensed Public Accountants Toronto, Canada

SHAREHOLDER SERVICES
For information or assistance regarding your share account, including dividends, changes of address or ownership, lost certificates, to eliminate duplicate mailings or to receive shareholder material electronically, please contact our Transfer Agents in Canada, the United States, Hong Kong or the Philippines. If you live outside one of these countries please contact our Canadian Transfer Agent.

Philippines
The Hongkong and Shanghai
Banking Corporation Limited
HSBC Stock Transfer Unit
7th Floor, HSBC Centre
3058 Fifth Avenue West
Bonifacio Global City
Taguig City, 1634
Philippines
Telephone: PLDT 632 581-7595;
GLOBE 632 976-7595

The following Manulife Financial documents are available online at www.manulife.com

·Annual Report and Proxy Circular
·Notice of Annual Meeting
·Shareholders Reports
•Public Accountability Statement
•Corporate Governance material

TRANSFER AGENTS

Canada
CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, ON Canada M5C 2W9
Local: 416 643-6268
Toll Free: 1 800 783-9495
Fax: 1 877 713-9291
E-mail: inquiries@cibcmellon.com
Online: www.cibcmellon.com
CIBC Mellon offices are also located in
Montreal, Halifax, Vancouver and Calgary.

United States
Computershare Shareowner Services LLC
480 Washington Blvd.
Jersey City, NJ 07310 USA
or
P.O. Box 358015
Pittsburgh, PA 15252-8015 U.S.A.
Telephone: 1 800 249-7702
E-mail: shrrelations@bnymellon.com
Online: www.bnymellon.com/shareowner/
equityaccess

RATING
Financial strength is a key factor in generating new business, maintaining and expanding distribution relations and providing a base for expansion, acquisitions and growth. As at June 30, 2012, Manulife Financial had total capital of Cdn$29.7 billion, including Cdn$23.1 billion of common shareholders’ equity. Manufacturers Life’s financial strength and claims paying ratings are among the strongest in the insurance industry.

Standard & Poor’s	AA-	(4th of 21 ratings)
Moody’s	A1	(5th of 21 ratings)
Fitch Ratings	AA-	(4th of 21 ratings)
DBRS	IC-1	(1st of 6 ratings)
A.M. Best	A+	(2nd of 15 ratings)

COMMON STOCK TRADING DATA
The following values are the high, low and close prices plus the average daily trading volume for Manulife Financial Corporation’s common stock on the Toronto Stock Exchange, the New York Stock Exchange, The Stock Exchange of Hong Kong and the Philippine Stock Exchange for the first quarter. The common stock symbol is MFC on all exchanges except Hong Kong where it is 945.

As at June 30, 2012, there were 1,815 million common shares outstanding.

April 1 – June 30, 2012	TorontoCanadian $	New YorkUnited States $	Hong KongHong Kong $	PhilippinesPhilippine Pesos
High	$ 13.86	$ 14.07	$ 107.50	P 580
Low	$ 10.39	$ 9.97	$ 78.00	P 450
Close	$ 11.09	$ 10.89	$ 83.20	P 492
Average Daily Volume (000)	4,812	2,912	241	0.25

 Manulife Financial Corporation – Second Quarter 2012

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Manulife Financial is pleased to offer Electronic Documents. Access the information when you want, no more waiting for the mail.

The Manulife Financial documents available electronically are:
•Annual Report and Proxy Circular
•Notice of Annual Meeting
•Shareholder Reports
•Public Accountability Statement
•Corporate Governance material

These documents will be available to you on our Web site at www.manulife.com at the same time as they are mailed to other shareholders. Documents relating to the annual meeting, including annual reports will be available on the Web site at least until the next version is available.

We will notify you when documents will be available on the Web site and confirm the instructions for accessing the documents at the same time. In the event that the documents are not available on our Web site, paper copies will be mailed to you.

This information is also available for viewing or download under quarterly reports from the Investor Relations section of our website at www.manulife.com

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Date

 Manulife Financial Corporation – Second Quarter 2012

[Missing Graphic Reference]
www.manulife.com
Manulife, Manulife Financial, the Manulife Financial For Your Future logo, the Block Design, the Four Cubes Design, and Strong Reliable Trustworthy Forward-thinking are trademarks of The Manufacturers Life Insurance Company and are used by it, and by its affiliates under license.
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